UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-15663


10012370

American Realty Investors, Inc.
(Exact name of registrant as specified in its charter)

Nevada	**75-2847135**
(State or other jurisdiction of Incorporation or organization)	**(IRS Employer Identification Number)**
1800 Valley View Lane, Suite 300 Dallas, Texas	**75234**
(Address of principal executive offices)	**(Zip Code)**

(469) 522-4200

Registrant's Telephone Number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	*Name of each exchange on which registered*
Common Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	**Accelerated filer** ☐
Non-accelerated filer ☒ **(Do not check if smaller reporting company)**	**Smaller reporting company** ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act. Yes ☐ No ☒

The aggregate market value of the shares of voting and non-voting common equity held by non-affiliates of the Registrant, computed by reference to the closing price at which the common equity was last sold which was the sales price of the Common Stock on the New York Stock Exchange as of June 30, 2009 (the last business day of the Registrant's most recently completed second fiscal quarter) was $14,985,187 based upon a total of 1,469,137 shares held as of June 30, 2009 by persons believed to be non-affiliates of the Registrant. The basis of the calculation does not constitute a determination by the Registrant as defined in Rule 405 of the Securities Act of 1933, as amended, such calculation, if made as of a date within sixty days of this filing, would yield a different value.

As of March 25, 2010, there were 11,237,066 shares of common stock outstanding.

Documents Incorporated By Reference:

Consolidated Financial Statements of Income Opportunity Realty Investors, Inc.; Commission File No. 001-14784

Consolidated Financial Statements of Transcontinental Realty Investors, Inc.; Commission File No. 1-9240

INDEX TO
ANNUAL REPORT ON FORM 10-K

FORWARD-LOOKING STATEMENTS

Certain Statements in this Form 10-K are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. The words "estimate," "plan," "intend," "expect," "anticipate," "believe," and similar expressions are intended to identify forward-looking statements. The forward-looking statements are found at various places throughout this Report and in the documents incorporated herein by reference. The Company disclaims any intention or obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that our expectations are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Important factors that could cause our actual results to differ from estimates or projections contained in any forward-looking statements are described in Part I, Item 1A. "Risk Factors".

PART I

ITEM 1. *BUSINESS*

General

As used herein, the terms "ARL," "the Company," "We," "Our," or "Us" refer to American Realty Investors, Inc., a Nevada corporation, individually or together with its subsidiaries. The Company's common stock trades on the New York Stock Exchange under the symbol "ARL". ARL is a "C" corporation for U.S. federal income tax purposes. ARL was organized in 1999. In August 2000, the Company acquired American Realty Trust, Inc., a Georgia corporation ("ART") and National Realty LP; a Delaware limited partnership ("NRLP"). ART was the successor to a District of Columbia business trust organized in 1961. The business trust was merged into ART in 1988. NRLP was organized in 1987 and subsequently acquired all of the assets and assumed all of the liabilities of several public and private limited partnerships. NRLP also owned a portfolio of real estate and mortgage loan investments.

ARL subsidiaries own approximately 82.8% of the outstanding shares of common stock of Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI") whose common stock is traded on the New York Stock Exchange under the symbol "TCI". ARL has consolidated TCI's accounts and operations since March 2003.

On July 17, 2009, TCI, a subsidiary of ARL, acquired from Syntek West, Inc., ("SWI"), 2,518,934 shares of common stock, par value $0.01 per share of IOT at an aggregate price of $17,884,431 (approximately $7.10 per share), the full amount of which was paid by TCI through an assumption of an aggregate amount of indebtedness of $17,884,431 on the outstanding balance owed by SWI to IOT. The 2,518,934 shares of IOT common stock acquired by TCI constituted approximately 60.4% of the issued and outstanding common stock of IOT. TCI has owned for several years an aggregate of 1,037,184 shares of common stock of IOT (approximately 25% of the issued and outstanding). After giving effect to the transaction on July 17, 2009, TCI owns an aggregate of 3,556,118 shares of IOT common stock which constitutes approximately 85.3% of the shares of common stock of IOT outstanding (which is a total of 4,168,214 shares).

With TCI's acquisition of the additional shares on July 17, 2009, which increased the aggregate ownership to in excess of 80%, beginning in July 2009, IOT's results of operations are now consolidated with those of TCI for tax and financial reporting purposes. At the time of the acquisition, the historical accounting value of IOT's assets was $112 million and liabilities were $43 million. In that the shares of IOT acquired by TCI were from a related party, the values recorded by TCI are IOT's historical accounting values at the date of transfer. The Company's fair valuation of IOT's assets and liabilities at the acquisition date approximated IOT's book value. The net difference between the purchase price and historical accounting basis of the assets and liabilities acquired was $35 million and has been reflected by TCI as deferred income. The deferred income will be recognized upon the sale of the land that IOT held on its books as of the date of sale, to an independent third party.

ARL's Board of Directors represents the Company's shareholders and is responsible for directing the overall affairs of ARL and for setting the strategic policies that guide the Company. The Board of Directors has delegated the day-to-day management of the Company to Prime under a written Advisory Agreement that is reviewed annually by ARL's Board of Directors. Prime's duties include but are not limited to locating, evaluating and recommending real estate and real estate-related investment opportunities. Prime also arranges, for ARL's benefit, debt and equity financing with third party lenders and investors. Prime is compensated by ARL under the Advisory Agreement that is more fully described in Part III, Item 10. "Directors, Executive Officers and Corporate Governance".

ARL's contractual advisor is Prime Income Asset Management, LLC, a Nevada limited liability company ("Prime") the sole member of which is Prime Income Asset Management, Inc. a Nevada corporation ("PIAMI") which is owned 100% by Realty Advisors, LLC, a Nevada limited liability company, the sole member of which is Realty Advisors, Inc., a Nevada corporation, which is owned 100% by a Trust known as the May Trust. See also Part III, Item 10. "Directors, Executive Officers and Corporate Governance—The Advisor".

Prime also serves as advisor to TCI and since July 1, 2009, to IOT. The officers of ARL are also officers of TCI, IOT and Prime. The directors of ARL also serve as directors of TCI. Two directors of ARL also serve as directors of IOT. The Chairman of the Board of Directors of ARL also serve as the Chairman of the Board of Directors of TCI. Affiliates of Prime have provided property management services to ARL. Currently, Triad Realty Services, LP. ("Triad"), subcontracts with other entities for property-level management services. The general partner of Triad is PIAMI. The limited partner of Triad is HRS Holdings, LLC ("HRSHLLC"). Triad subcontracts the property-level management and leasing our commercial properties (shopping centers, office buildings, and industrial warehouses) to Regis Realty I, LLC ("Regis I") which is owned by HRSHLLC. Regis I receives property and construction management fees and leasing commissions in accordance with the terms of its property-level management agreement with Triad. Regis Hotel I, LLC, manages our hotels. The sole member of Regis I and Regis Hotel I, LLC is HRSHLLC.

Regis I is also entitled to receive real estate brokerage commissions in accordance with the terms of the Advisory Agreement as discussed in Part III, Item 10. "Directors, Executive Officers and Corporate Governance."

ARL has no employees. Employees of Prime render services to ARL in accordance with the terms of the Advisory Agreement.

ARL's primary business is the acquisition, development and ownership of income-producing residential, hotel and commercial real estate properties. In addition, ARL opportunistically acquires land for future development in in-fill or high-growth suburban markets. From time to time and when we believe it appropriate to do so, we will also sell land and income-producing properties. We generate revenues by leasing apartment units to residents; leasing office, industrial and retail space to various for-profit businesses as well as certain local, state and federal agencies; leasing trade show and exhibit space to temporary as well as long-term tenants; and renting hotel rooms to guests. We also generate revenues from gains on sales of income-producing properties and land. At December 31, 2009, our income-producing properties consisted of:

- 5.8 million rentable square feet of commercial properties, including 21 office buildings, six industrial properties, four retail properties, and a 344,975 square foot trade show and exhibit hall,
- 61 residential apartment communities comprising 11,942 units, and
- Five hotels comprising 808 rooms.

The following table sets forth the location of our real estate held for investment (income-producing properties only) by asset type as of December 31, 2009:

Location	Apartments		Commercial		Hotels	
	No.	Units	No.	SF	No.	Rooms
Greater Dallas-Ft Worth, TX	23	4,649	17	2,945,716		
Greater Houston, TX	8	2,272				
San Antonio, TX	3	852				
Temple, TX	2	452				
Other Texas	6	1,329				
Mississippi	6	328	1	26,000		
Arkansas	4	580				
Tennessee	3	532				
Baton Rouge, LA	1	160				
Kansas	1	320				
Ohio	1	200				
Nebraska	1	115				
New Orleans, LA			6	1,369,388		
Alaska			1	20,715		
Florida	2	153	1	6,722		
Illinois			1	306,609		
Indiana			1	220,461		
Michigan			1	179,741		
Oklahoma			1	225,566		
Wisconsin			1	122,205		
California					4	647
Colorado			1	344,975	1	161
Total	**61**	**11,942**	**32**	**5,768,098**	**5**	**808**

We finance our acquisitions primarily through operating cash flow, proceeds from the sale of land and income-producing properties and debt financing primarily in the form of property-specific first-lien mortgage loans from commercial banks and institutional lenders. We finance our development projects principally with short-term, variable-rate construction loans that are refinanced with the proceeds of long-term, fixed-rate amortizing mortgages when the development has been completed and occupancy has been stabilized. When we sell properties, we may carry a portion of the sales price generally in the form of a short-term, interest bearing seller-financed note receivable, secured by the property being sold. We may also from time to time enter into partnerships or joint ventures with various investors to acquire land or income-producing properties or to sell interests in certain of our properties.

We partner with various third-party development companies to construct residential apartment communities. The third-party developer typically holds a general partner as well as a limited partner interest in a limited partnership formed for the purpose of building a single property while we generally take a limited partner interest in the limited partnership. We may contribute land to the partnership as part of our equity contribution or we may contribute the necessary funds to the partnership to acquire the land. We are required to fund all required equity contributions while the third-party developer is responsible for obtaining construction financing, hiring a general contractor and for the overall management, successful completion and delivery of the project. We generally bear all the economic risks and rewards of ownership in these partnerships and therefore include these partnerships in our consolidated financial statements. The third-party developer is paid a developer fee typically equal to a percentage of the construction costs. When the project reaches stabilized occupancy, we acquire the third-party developer's partnership interests in exchange for any remaining unpaid developer fees.

At December 31, 2009, our apartment projects in development included (dollars in thousands):

Property	Location	No. of Units	Costs to Date	Total Projected Costs
Denham Springs	Garland, TX	224	$3,092	$20,632
Toulon	Gautier, MS	240	2,876	27,350
Total		464	$5,968	$47,982

We are partnered in a joint venture with HarmInvest GmbH, Berlin, to develop an approximately 420 acre former naval base into a holiday resort located in the northeastern section of Schleswig-Holstein, Germany. It will be a multi-family resort area with vacation homes, hotels, a marina and yacht club, along with an 18-hole golf course.

We have made investments in a number of large tracts of undeveloped and partially developed land and intend to a) continue to improve these tracts of land for our own development purposes or b) make the improvements necessary to ready the land for sale to other developers.

At December 31, 2009, our investments in undeveloped and partially developed land consisted of the following (dollars in thousands):

Property	Location	Date(s) Acquired	Acres	Cost	Primary Intended Use
Avana (Circle C)	Austin, TX	2006	1,092	$ 42,953	Single-family residential
Dallas North Tollway Multi-Tracts	Dallas, TX	2006	17	16,005	Commercial
Capital City Center	Jackson, MS	2007-2008	8	12,872	Mixed use
Kaufman County Multi-Tracts	Kaufman County, TX	2000-2008	2,831	11,882	Single-family residential
Las Colinas Multi-Tracts	Irving, TX	1995-2006	233	17,137	Commercial
US Virgin Islands Multi-Tracts	St. Thomas, USVI	2005-2008	91	16,320	Single-family residential
Meloy Portage	Kent, OH	2004	53	5,119	Single-family residential
McKinney Multi-Tracts	McKinney, TX	1997-2008	242	28,846	Mixed use
Mercer Crossing	Dallas, TX	1996-2008	918	129,821	Mixed use
Pioneer Crossing	Austin, TX	1997-2005	887	37,320	Multi-family residential
Port Olpenitz	Kappeln, Germany	2008	420	19,977	Mixed use
Travis Ranch	Kaufman County, TX	2008	25	2,780	Multi-family residential
Valley Ranch Multi-Tracts	Irving, TX	2004	30	5,826	Commercial
Waco Multi-Tracts	Waco, TX	2005-2006	502	4,911	Single-family residential
Windmill Farms	Kaufman County, TX	2008	3,290	68,405	Single-family residential
Woodmont Multi-Tracts	Dallas, TX	2006-2008	76	50,210	Mixed use
Subtotal			10,715	470,384	
Other land holdings	Various	1990-2008	920	63,028	Various
Total land holdings			11,635	$533,412	

Significant Real Estate Acquisitions/Dispositions and Financings

A summary of some of the significant transactions for the year ended December 31, 2009 are discussed below:

In January 2009, we sold 9.3 acres of land known as Woodmont Schiff-Park Forest land located in Dallas, Texas for $7.7 million. We received $3.9 million in cash after paying off the existing debt of $3.2 million and closing costs of $0.6 million. In addition, we booked a $2.1 million receivable. There was no gain or loss recorded on the sale of the land parcel.

In January 2009, we sold the Chateau Bayou Apartments, a 122-unit complex located in Ocean Springs, Mississippi for $6.9 million. We received $3.1 million in cash after paying off the existing debt of $3.5 million and closing costs of $0.3 million. We recorded a gain on sale of $4.2 million on the property.

In April 2009, we sold the Cullman Shopping Center, a 92,500 square foot facility located in Cullman, Alabama for a sales price of $4.0 million. We received $3.0 million in cash after paying off the existing debt of $1.0 million. The project was sold to a related party; therefore the gain of $1.9 million was deferred and will be recorded upon sale to a third party.

In April 2009, we sold 3.02 acres of land known as West End land located in Dallas, Texas for a sales price of $8.5 million. We received $4.6 million in cash after paying off the existing debt of $3.4 million and closing costs of $0.5 million. We recorded a gain on sale of $4.9 million on the land parcel.

In April 2009, we sold 3.13 acres of land known as Verandas at City View land located in Fort Worth, Texas for a sales price of $1.3 million. We paid off the existing debt of $1.3 million and closing costs. We recorded a gain on sale of $0.7 million on the land parcel.

In June 2009, we sold 3.96 acres of land known as Teleport land located in Irving, Texas for a sales price of $1.1 million. We received $1.0 million in cash after paying off the existing debt of $0.1 million and closing costs. We recorded a gain on sale of $0.4 million on the land parcel.

In June 2009, we sold the 76-unit Bridgestone apartments located in Friendswood, Texas for a sales price of $2.9 million. We received $0.83 million in cash after paying off the existing debt of $1.9 million and closing costs of $0.18 million. We recorded a gain on sale of $2.2 million on the property.

In June 2009, we sold 8.23 acres of land known as Leone land located in Irving, Texas for a sales price of $3.2 million. We received $2.0 million in cash after paying off the existing debt of $1.2 million and closing costs of $0.13 million. We recorded a gain on sale of $1.5 million on the land parcel.

In June 2009, we obtained two new $4 million loans with a commercial lender which was collateralized by ARL and TCI stock and 97 acres of Pioneer Crossing land located in Austin, Texas. We received cash of $8 million that was used to pay down our affiliate payables.

In July 2009, we sold 29.53 acres of Hines Meridian land located in Dallas, Texas and 807.90 acres of Travis Ranch land located in Kaufman County, Texas for $16.0 million. We paid off the existing debt of $13.5 million. We recorded no gain or loss on the land parcels.

In July 2009, we sold 378 acres of Beltline land located in Dallas, Texas for $2.0 million. We paid off the existing debt of $2.0 million. We recorded no gain or loss on the land parcel.

In July 2009, we sold the 5000 Space Center, a 101,500 square foot commercial facility located in San Antonio, Texas and the 5360 Tulane, a 30,000 square foot commercial facility located in Atlanta, Georgia for a sales price of $4.0 million. We received $2.7 million in cash after paying off the existing debt of $1.3 million. We recorded a gain on sale of $3.0 million on the commercial properties.

In September 2009, we purchased 54.86 acres of Gautier land located at Gautier, Mississippi for $3.4 million.

In September 2009, we obtained a new $5 million loan with a commercial lender which was collateralized by 6.51 acres of Hines land located in Farmers Branch, Texas, 2.194 acres of Valley View 34 land located in Farmers Branch, Texas, and 15.066 acres of Travelers land located in Farmers Branch, Texas. We received cash of $2.0 million after paying off $2.6 million of existing debt and $0.4 million in closing costs.

In October 2009, we sold the 2010 Valley View office building; a 40,666 square foot facility located in Farmers Branch, Texas, for a sales price of $3.2 million. We received $1.2 million in cash by way of an intercompany note receivable increase after paying off the existing debt of $2.0 million. The property was sold to a related party; therefore the gain of $0.8 million was deferred and will be recorded upon sale to a third party. We also sold the Parkway Centre retail shopping center; a 28,374 square foot facility located in Dallas, Texas, for a sales price of $4.0 million. We received $1.3 million in cash by way of an intercompany note receivable increase after paying off the existing debt of $2.6 million. The property was sold to a related party; therefore the gain of $0.6 million was deferred and will be recorded upon sale to a third party.

In November 2009, we acquired 27.192 acres of McKinney Ranch land located in McKinney, Texas in lieu of a note receivable payoff of $6.4 million and existing mortgage assumption of $5.3 million.

In November 2009, we purchased the Keller Springs Technical Center, an 80,000 square foot commercial building located in Carrollton, Texas for $6.0 million. We assumed the current mortgage of $6.0 million.

In December 2009, we sold the Bridges on Kinsey Apartments, a 232-unit complex, located in Tyler, Texas for $20.5 million. We received $6.8 million in cash, and the buyer assumed the existing mortgage of $14.0 million secured by the property. The property was sold to a related party; therefore the gain of $5.2 million was deferred and will be recorded upon sale to a third party.

We continue to invest in the development of apartments and various projects. During the twelve months ended December 31, 2009, we have expended $32.4 million on construction and development and capitalized $10.8 million of interest costs.

Business Plan and Investment Policy

Our business objective is to maximize long-term value for our stockholders by investing in commercial real estate through the acquisition, development and ownership of apartments, commercial properties, hotels, and land. We intend to achieve this objective through acquiring and developing properties in multiple markets and operating as an industry-leading landlord. We believe this objective will provide the benefits of enhanced investment opportunities, economies of scale and risk diversification, both in terms of geographic market and real estate product type. We believe our objective will also result in continuing access to favorably priced debt and equity capital. In pursuing our business objective, we seek to achieve a combination of internal and external growth while maintaining a strong balance sheet and employing a strategy of financial flexibility. We maximize the value of our apartments and commercial properties by maintaining high occupancy levels while charging competitive rental rates, controlling costs and focusing on tenant retention. We also pursue attractive development opportunities either directly or in partnership with other investors.

For our portfolio of commercial properties, we generate increased operating cash flow through annual contractual increases in rental rates under existing leases. We also seek to identify best practices within our industry and across our business units in order to enhance cost savings and gain operating efficiencies. We employ capital improvement and preventive maintenance programs specifically designed to reduce operating costs and increase the long-term value of our real estate investments.

We seek to acquire properties consistent with our business objectives and strategies. We execute our acquisition strategy by purchasing properties which management believes will create stockholder value over the long-term. We will also sell properties when management believes value has been maximized or when a property is no longer considered an investment to be held long-term.

We are continuously in various stages of discussions and negotiations with respect to development, acquisition, and disposition projects. The consummation of any current or future development, acquisition, or disposition, if any, and the pace at which any may be completed cannot be assured or predicted.

Substantially all of our properties are owned by subsidiary companies, many of which are single-asset entities. This ownership structure permits greater access to financing for individual properties and permits flexibility in negotiating a sale of either the asset or the equity interests in the entity owning the asset. From time-to-time, our subsidiaries have invested in joint ventures with other investors, creating the possibility of risks that do not exist with properties solely owned by an ARL subsidiary. In those instances where other investors are involved, those other investors may have business, economic, or other objectives that are inconsistent with our objectives, which may in turn require us to make investment decisions different from those if we were the sole owner.

Real estate generally cannot be sold quickly. We may not be able to promptly dispose of properties in response to economic or other conditions. To offset this challenge, selective dispositions have been a part of our strategy to maintain an efficient investment portfolio and to provide additional sources of capital. We finance acquisitions through mortgages, internally generated funds, and, to a lesser extent, property sales. Those sources provide the bulk of funds for future acquisitions. We may purchase properties by assuming existing loans secured by the acquired property. When properties are acquired in such a manner, we customarily seek to refinance the asset in order to properly leverage the asset in a manner consistent with our investment objectives.

Our businesses are not generally seasonal with regard to real estate investments. Our investment strategy seeks both current income and capital appreciation. Our plan of operation is to continue, to the extent our liquidity permits, to make equity investments in income-producing real estate such as hotels, apartments, and commercial properties. We may also invest in the debt or equity securities of real estate-related entities. We intend to pursue higher risk, higher reward investments, such as improved and unimproved land where we can obtain reasonably-priced financing for substantially all of a property's purchase price. We intend to continue the development of apartment properties in selected markets in Texas and in other locations where we believe adequate levels of demand exist. We intend to pursue sales opportunities for properties in stabilized real estate markets where we believe our properties' value has been maximized. We also intend to be an opportunistic seller of properties in markets where demand exceeds current supply. Although we no longer actively seek to fund or purchase mortgage loans, we may, in selected instances, originate mortgage loans or we may provide purchase money financing in conjunction with a property sale.

Our Board of Directors has broad authority under our governing documents to make all types of investments, and we may devote available resources to particular investments or types of investments without restriction on the amount or percentage of assets that may be allocated to a single investment or to any particular type of investment, and without limit on the percentage of securities of any one issuer that may be acquired. Investment objectives and policies may be changed at any time by the Board without stockholder approval.

The specific composition from time-to-time of our real estate portfolio owned by ARL directly and through our subsidiaries depends largely on the judgment of management to changing investment opportunities and the level of risk associated with specific investments or types of investments. We intend to maintain a real estate portfolio that is diversified by both location and type of property.

Competition

The real estate business is highly competitive and we compete with numerous companies engaged in real estate activities (including certain entities described in Part III, Item 13. "Certain Relationships and Related Transactions, and Director Independence"), some of which have greater financial resources than ARL. We believe that success against such competition is dependent upon the geographic location of a property, the performance of property-level managers in areas such as leasing and marketing, collection of rents and control of operating expenses, the amount of new construction in the area and the maintenance and appearance of the property. Additional competitive factors include ease of access to a property, the adequacy of related facilities such as parking and other amenities, and sensitivity to market conditions in determining rent levels. With respect to apartments, competition is also based upon the design and mix of the units and the ability to provide a community atmosphere for the residents. With respect to hotels, competition is also based upon the market served, i.e., transient, commercial, or group users. We believe that beyond general economic circumstances and trends, the degree to which properties are renovated or new properties are developed in the competing submarket are also competitive factors. See also Part I, Item 1A. "Risk Factors".

To the extent that ARL seeks to sell any of its properties, the sales prices for the properties may be affected by competition from other real estate owners and financial institutions also attempting to sell properties in areas where ARL's properties are located, as well as aggressive buyers attempting to dominate or penetrate a particular market.

As described above and in Part III, Item 13. "Certain Relationships and Related Transactions, and Director Independence", the officers and directors of ARL serve as officers and directors of TCI, the officers of ARL serve as the officers of IOT and one director of ARL is also a director of IOT. TCI and IOT have business objectives similar to ARL. ARL's officers and directors owe fiduciary duties to both IOT and TCI as well as to ARL under applicable law. In determining whether a particular investment opportunity will be allocated to ARL, IOT, or TCI, management considers the respective investment objectives of each Company and the appropriateness of a particular investment in light of each Company's existing real estate and mortgage notes receivable portfolio. To the extent that any particular investment opportunity is appropriate to more than one of the entities, the investment opportunity may be allocated to the entity which has had funds available for investment for the longest period of time, or, if appropriate, the investment may be shared among all three or two of the entities.

In addition, as described in Part III, Item 13. "Certain Relationships and Related Transactions, and Director Independence", ARL competes with affiliates of Prime having similar investment objectives related to the acquisition, development, disposition, leasing and financing of real estate and real estate-related investments. In resolving any potential conflicts of interest which may arise, Prime has informed ARL that it intends to exercise its best judgment as to what is fair and reasonable under the circumstances in accordance with applicable law.

We have historically engaged in and will continue to engage in certain business transactions with related parties, including but not limited to asset acquisitions and dispositions. Transactions involving related parties cannot be presumed to be carried out on an arm's length basis due to the absence of free market forces that naturally exist in business dealings between two or more unrelated entities. Related party transactions may not always be favorable to our business and may include terms, conditions and agreements that are not necessarily beneficial to or in the best interests of our company.

Available Information

ARL maintains an Internet site at http://www.amrealtytrust.com. Available through the website, free of charge, are Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16, and amendments to those reports, as soon as reasonably practicable after they are electronically filed or furnished to the Securities and Exchange Commission. In addition, we have posted the charters for the Audit Committee, Compensation Committee, and Governance and Nominating Committee, as well as the Code of Business Conduct and Ethics, Corporate Governance Guidelines on Director Independence, and other information on the website. These charters and principles are not incorporated in this report by reference. We will also provide a copy of these documents free of charge to stockholders upon written request. The Company issues Annual Reports containing audited financial statements to its common stockholders.

ITEM 1A. *RISK FACTORS*

An investment in our securities involves various risks. All investors should carefully consider the following risk factors in conjunction with the other information in this Report before trading our securities.

Risk Factors Related to our Business

Adverse events concerning our existing tenants or negative market conditions affecting our existing tenants could have an adverse impact on our ability to attract new tenants, release space, collect rent or renew leases, and thus could adversely affect cash flow from operations and inhibit growth.

Cash flow from operations depends in part on the ability to lease space to tenants on economically favorable terms. We could be adversely affected by various facts and events over which the Company has limited or no control, such as:

- lack of demand for space in areas where the properties are located;
- inability to retain existing tenants and attract new tenants;
- oversupply of or reduced demand for space and changes in market rental rates;
- defaults by tenants or failure to pay rent on a timely basis;
- the need to periodically renovate and repair marketable space;
- physical damage to properties;
- economic or physical decline of the areas where properties are located; and
- potential risk of functional obsolescence of properties over time.

At any time, any tenant may experience a downturn in its business that may weaken its financial condition. As a result, a tenant may delay lease commencement, fail to make rental payments when due, decline to extend a lease upon its expiration, become insolvent or declare bankruptcy. Any tenant bankruptcy or insolvency, leasing delay or failure to make rental payments when due could result in the termination of the tenant's lease and material losses to the Company.

If tenants do not renew their leases as they expire, we may not be able to rent the space. Furthermore, leases that are renewed, and some new leases for space that is re-let, may have terms that are less economically favorable than expiring lease terms, or may require us to incur significant costs, such as renovations, tenant improvements or lease transaction costs. Any of these events could adversely affect cash flow from operations and our ability to make distributions to shareholders and service indebtedness. A significant portion of the costs of owning property, such as real estate taxes, insurance, and debt service payments, are not necessarily reduced when circumstances cause a decrease in rental income from the properties.

We may not be able to compete successfully with other entities that operate in our industry.

We experience a great deal of competition in attracting tenants for the properties and in locating land to develop and properties to acquire.

In our effort to lease properties, we compete for tenants with a broad spectrum of other landlords in each of the markets. These competitors include, among others, publicly-held REITs, privately-held entities, individual property owners and tenants who wish to sublease their space. Some of these competitors may be able to offer prospective tenants more attractive financial terms than we are able to offer.

If the availability of land or high quality properties in our markets diminishes, operating results could be adversely affected.

We may experience increased operating costs which could adversely affect our financial results and the value of our properties.

Our properties are subject to increases in operating expenses such as insurance, cleaning, electricity, heating, ventilation and air conditioning, administrative costs and other costs associated with security, landscaping, repairs, and maintenance of the properties. While some current tenants are obligated by their leases to reimburse us for a portion of these costs, there is no assurance that these tenants will make such payments or agree to pay these costs upon renewal or new tenants will agree to pay these costs. If operating expenses increase in our markets, we may not be able to increase rents or reimbursements in all of these markets to offset the increased expenses, without at the same time decreasing occupancy rates. If this occurs, our ability to make distributions to shareholders and service indebtedness could be adversely affected.

Our ability to achieve growth in operating income depends in part on its ability to develop additional properties.

We intend to continue to develop properties where warranted by market conditions. We have a number of ongoing development and land projects being readied for commencement.

Additionally, general construction and development activities include the following risks:

- construction and leasing of a property may not be completed on schedule, which could result in increased expenses and construction costs, and would result in reduced profitability for that property;
- construction costs may exceed original estimates due to increases in interest rates and increased cost of materials, labor or other costs, possibly making the property less profitable because of inability to increase rents to compensate for the increase in construction costs;
- some developments may fail to achieve expectations, possibly making them less profitable;
- we may be unable to obtain, or face delays in obtaining, required zoning, land-use, building, occupancy, and other governmental permits and authorizations, which could result in increased costs and could require us to abandon our activities entirely with respect to a project;
- we may abandon development opportunities after the initial exploration, which may result in failure to recover costs already incurred. If we determine to alter or discontinue its development efforts, future costs of the investment may be expensed as incurred rather than capitalized and we may determine the investment is impaired resulting in a loss;
- we may expend funds on and devote management's time to projects which will not be completed; and
- occupancy rates and rents at newly-completed properties may fluctuate depending on various factors including market and economic conditions, and may result in lower than projected rental rates and reduced income from operations.

We face risks associated with property acquisitions.

We acquire individual properties and various portfolios of properties and intend to continue to do so. Acquisition activities are subject to the following risks:

- when we are able to locate a desired property, competition from other real estate investors may significantly increase the seller's offering price;
- acquired properties may fail to perform as expected;
- the actual costs of repositioning or redeveloping acquired properties may be higher than original estimates;
- acquired properties may be located in new markets where we face risks associated with an incomplete knowledge or understanding of the local market, a limited number of established business relationships in the area and a relative unfamiliarity with local governmental and permitting procedures; and
- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into existing operations, and results of operations and financial condition could be adversely affected.

We may acquire properties subject to liabilities and without any recourse, or with limited recourse, with respect to unknown liabilities. However, if an unknown liability was later asserted against the acquired properties, we might be required to pay substantial sums to settle it, which could adversely affect cash flow.

Many of our properties are concentrated in our primary markets and the Company may suffer economic harm as a result of adverse conditions in those markets.

Our properties are located principally in specific geographic areas in the Southwestern United States. The Company's overall performance is largely dependent on economic conditions in those regions.

We are leveraged and may not be able to meet our debt service obligations.

We had total indebtedness at December 31, 2009 of approximately $1.4 billion. Substantially all assets have been pledged to secure debt. These borrowings increase the risk of loss because they represent a prior claim on assets and most require fixed payments regardless of profitability. Our leveraged position makes us vulnerable to declines in the general economy and may limit the Company's ability to pursue other business opportunities in the future.

We may not be able to access financial markets to obtain capital on a timely basis, or on acceptable terms.

We rely on proceeds from property dispositions and third party capital sources for a portion of its capital needs, including capital for acquisitions and development. The public debt and equity markets are among the sources upon which the Company relies. There is no guarantee that we will be able to access these markets or any other source of capital. The ability to access the public debt and equity markets depends on a variety of factors, including:

- general economic conditions affecting these markets;
- our own financial structure and performance;
- the market's opinion of real estate companies in general; and
- the market's opinion of real estate companies that own similar properties.

We may suffer adverse effects as a result of terms and covenants relating to the Company's indebtedness.

Required payments on our indebtedness generally are not reduced if the economic performance of the portfolio declines. If the economic performance declines, net income, cash flow from operations and cash available for distribution to stockholders may be reduced. If payments on debt cannot be made, we could sustain a loss or suffer judgments, or in the case of mortgages, suffer foreclosures by mortgagees. Further, some obligations contain cross-default and/or cross-acceleration provisions, which means that a default on one obligation may constitute a default on other obligations.

We anticipate only a small portion of the principal of its debt will be repaid prior to maturity. Therefore, we are likely to refinance a portion of its outstanding debt as it matures. There is a risk that we may not be able to refinance existing debt or the terms of any refinancing will not be as favorable as the terms of the maturing debt. If principal balances due at maturity cannot be refinanced, extended, or repaid with proceeds from other sources, such as the proceeds of sales of assets or new equity capital, cash flow may not be sufficient to repay all maturing debt in years when significant "balloon" payments come due.

Our credit facilities and unsecured debt contain customary restrictions, requirements and other limitations on the ability to incur indebtedness, including total debt to asset ratios, secured debt to total asset ratios, debt service coverage ratios, and minimum ratios of unencumbered assets to unsecured debt. Our continued ability to borrow is subject to compliance with financial and other covenants. In addition, failure to comply with such covenants could cause a default under credit facilities, and we may then be required to repay such debt with capital from other sources. Under those circumstances, other sources of capital may not be available, or be available only on unattractive terms.

Our degree of leverage could limit our ability to obtain additional financing or affect the market price of our common stock.

The degree of leverage could affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, development or other general corporate purposes. The degree of leverage could also make us more vulnerable to a downturn in business or the general economy.

An increase in interest rates would increase interest costs on variable rate debt and could adversely impact the ability to refinance existing debt.

We currently have, and may incur more, indebtedness that bears interest at variable rates. Accordingly, if interest rates increase, so will the interest costs, which could adversely affect cash flow and the ability to pay principal and interest on our debt and the ability to make distributions to shareholders. Further, rising interest rates could limit our ability to refinance existing debt when it matures.

Unbudgeted capital expenditures or cost overruns could adversely affect business operations and cash flow.

If capital expenditures for ongoing or planned development projects or renovations exceed expectations, the additional cost of these expenditures could have an adverse effect on business operations and cash flow. In addition, we might not have access to funds on a timely basis to pay the unexpected expenditures.

Construction costs are funded in large part through construction financing, which the Company may guarantee. The Company's obligation to pay interest on this financing continues until the rental project is completed, leased up and permanent financing is obtained, or the for sale project is sold, or the construction loan is otherwise paid. Unexpected delays in completion of one or more ongoing projects could also have a significant adverse impact on business operations and cash flow.

We may need to sell properties from time to time for cash flow purposes.

Because of the lack of liquidity of real estate investments generally, our ability to respond to changing circumstances may be limited. Real estate investments generally cannot be sold quickly. In the event that we must sell assets to generate cash flow, we cannot predict whether there will be a market for those assets in the time period desired, or whether we will be able to sell the assets at a price that will allow the Company to fully recoup its investment. We may not be able to realize the full potential value of the assets and may incur costs related to the early pay-off of the debt secured by such assets.

The Company intends to devote resources to the development of new projects.

We plan to continue developing new projects as opportunities arise in the future. Development and construction activities entail a number of risks, including but not limited to the following:

- we may abandon a project after spending time and money determining its feasibility;
- construction costs may materially exceed original estimates;
- the revenue from a new project may not be enough to make it profitable or generate a positive cash flow;
- we may not be able to obtain financing on favorable terms for development of a property, if at all;

- the Company may not complete construction and lease-ups on schedule, resulting in increased development or carrying costs; and
- we may not be able to obtain, or may be delayed in obtaining, necessary governmental permits.

The overall business is subject to all of the risks associated with the real estate industry.

We are subject to all risks incident to investment in real estate, many of which relate to the general lack of liquidity of real estate investments, including, but not limited to:

- our real estate assets are concentrated primarily in the Southwest and any deterioration in the general economic conditions of this region could have an adverse effect;
- changes in interest rates may make the ability to satisfy debt service requirements more burdensome;
- lack of availability of financing may render the purchase, sale or refinancing of a property more difficult or unattractive;
- changes in real estate and zoning laws;
- increases in real estate taxes and insurance costs;
- federal or local economic or rent control;
- acts of terrorism, and
- hurricanes, tornadoes, floods, earthquakes and other similar natural disasters.

Our performance and value are subject to risks associated with our real estate assets and with the real estate industry.

Our economic performance and the value of our real estate assets, and consequently the value of our securities, are subject to the risk that if our properties do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow will be adversely affected. The following factors, among others, may adversely affect the income generated by our properties:

- downturns in the national, regional and local economic conditions (particularly increases in unemployment);
- competition from other office, hotel and commercial buildings;
- local real estate market conditions, such as oversupply or reduction in demand for office, hotel or other commercial space;
- changes in interest rates and availability of financing;
- vacancies, changes in market rental rates and the need to periodically repair, renovate and re-let space;
- increased operating costs, including insurance expense, utilities, real estate taxes, state and local taxes and heightened security costs;
- civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;
- significant expenditures associated with each investment, such as debt service payments, real estate taxes, insurance and maintenance costs which are generally not reduced when circumstances cause a reduction in revenues from a property;
- declines in the financial condition of our tenants and our ability to collect rents from our tenants; and
- decreases in the underlying value of our real estate.

Adverse economic and geopolitical conditions and dislocations in the credit markets could have a material adverse effect on our results of operations, and financial condition.

Our business may be affected by market and economic challenges experienced by the U.S. economy or real estate industry as a whole or by the local economic conditions in the markets in which our properties are located, including the current dislocations in the credit markets and general global economic recession. These current conditions, or similar conditions existing in the future, may adversely affect our results of operations, and financial condition as a result of the following, among other potential consequences:

- the financial condition of our tenants may be adversely affected which may result in tenant defaults under leases due to bankruptcy, lack of liquidity, operational failures or for other reasons;
- significant job losses within our tenants may occur, which may decrease demand for our office space, causing market rental rates and property values to be negatively impacted;
- our ability to borrow on terms and conditions that we find acceptable, or at all, may be limited, which could reduce our ability to pursue acquisition and development opportunities and refinance existing debt, reduce our returns from our acquisition and development activities and increase our future interest expense;
- reduced values of our properties may limit our ability to dispose of assets at attractive prices or to obtain debt financing secured by our properties and may reduce the availability of unsecured loans; and
- one or more lenders could refuse to fund their financing commitment to us or could fail and we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all.

Real estate investments are illiquid, and the Company may not be able to sell properties if and when it is appropriate to do so.

Real estate generally cannot be sold quickly. We may not be able to dispose of properties promptly in response to economic or other conditions. In addition, provisions of the Internal Revenue Code may limit our ability to sell properties (without incurring significant tax costs) in some situations when it may be otherwise economically advantageous to do so, thereby adversely affecting returns to stockholders and adversely impacting our ability to meet our obligations.

ITEM 1B. ***UNRESOLVED STAFF COMMENTS***

None.

ITEM 2. *PROPERTIES*

On December 31, 2009, our portfolio consisted of 98 income producing properties consisting of 61 apartments, 32 commercial properties, and five hotels. The apartments have a total of 11,942 units. The commercial properties consist of 21 office buildings, six industrial warehouses, four shopping centers, and one merchandise mart which is 344,975 square feet. The five hotels have a total of 808 rooms. The average dollar per square foot for the Company's apartment/residential portfolio is $9.71 and $13.08 for the commercial portfolio. In addition, we own or control 11,635 acres of improved and unimproved land held for future development or sale. The table below shows information relating to those properties.

Apartments	Location	Units	Occupancy
Anderson Estates	Oxford, MS	48	89.60%
Blue Lake Villas I	Waxahachie, TX	186	93.65%
Blue Lake Villas II	Waxahachie, TX	70	90.30%
Breakwater Bay	Beaumont, TX	176	95.70%
Bridgewood Ranch	Kaufman, TX	106	93.10%
Capitol Hill	Little Rock, AR	156	93.60%
Chateau	Bellevue, NE	115	93.91%
Curtis Moore Estates	Greenwood, MS	104	95.20%
Dakota Arms	Lubbock, TX	208	93.80%
David Jordan Phase II	Greenwood, MS	32	96.90%
David Jordan Phase III	Greenwood, MS	40	87.50%
Desoto Ranch	DeSoto, TX	248	96.00%
Dorado Ranch	Odessa, TX	224	89.70%
Falcon Lakes	Arlington, TX	248	92.70%
Foxwood	Memphis, TN	220	80.00%
Heather Creek	Mesquite, TX	200	92.00%
Huntington Ridge	DeSoto, TX	198	89.90%
Island Bay	Galveston, TX	458	0.00%
Kingsland Ranch	Houston, TX	398	90.20%
Laguna Vista	Dallas, TX	206	91.70%
Lake Forest	Houston, TX	240	90.00%
Legends of El Paso	El Paso, TX	240	97.10%
Longfellow Arms	Longview, TX	216	94.40%
Mansions of Mansfield	Mansfield, TX	208	94.70%
Marina Landing	Galveston, TX	256	0.00%
Mariposa Villas	Dallas, TX	216	93.10%
Mason Park	Katy, TX	312	89.10%
Mission Oaks	San Antonio, TX	228	94.70%
Monticello Estate	Monticello, AR	32	93.80%
Northside on Travis	Sherman, TX	200	82.50%
Paramount Terrace	Amarillo. TX	181	92.80%
Parc at Clarksville	Clarksville, TN	168	94.00%
Parc at Maumelle	Little Rock, AR	240	91.30%
Parc at Metro Center	Nashville, TN	144	94.40%
Parc at Rogers	Rogers, AR	152	87.60%
Pecan Pointe	Temple, TX	232	90.10%
Portofino	Farmers Branch, TX	224	86.20%
Preserve at Pecan Creek	Denton, TX	192	97.90%
Quail Hollow	Holland, OH	200	92.80%
Quail Oaks	Balch Springs, TX	131	90.84%
River Oaks	Wylie, TX	180	91.10%
Riverwalk Phase I	Greenville, MS	32	93.80%
Riverwalk Phase II	Greenville, MS	72	97.20%
Savoy of Garland	Garland, TX	144	69.44%
Spyglass	Mansfield, TX	256	91.00%
Stonebridge at City Park	Houston, TX	240	90.80%
Sugar Mill	Baton Rouge, LA	160	68.75%
Treehouse	Irving, TX	160	90.60%
Verandas at City View	Fort Worth, TX	314	92.60%
Villager	Ft Walton, FL	33	93.94%
Vistas of Pinnacle Park	Dallas, TX	332	94.00%
Vistas of Vance Jackson	San Antonio, TX	240	96.30%
Westwood	Mary Esther, FL	120	87.50%
Whispering Pines	Topeka, KS	320	94.69%
Wildflower Villas	Temple, TX	220	96.40%
Windsong	Fort Worth, TX	188	91.00%
	Total Apartment Units	10,664	

PROPERTIES (cont'd)

Office Buildings	Location	SqFt	Occupancy
1010 Common	New Orleans, LA	512,593	74.41%
217 Rampart	New Orleans, LA	11,913	0.00%
225 Baronne	New Orleans, LA	422,037	0.00%
305 Baronne	New Orleans, LA	37,081	38.00%
600 Las Colinas	Las Colinas, TX	510,841	72.29%
Amoco Building	New Orleans, LA	378,895	89.00%
Browning Place (Park West I)	Dallas, TX	627,312	100.00%
Cooley Building	Farmers Branch, TX	27,000	69.44%
Ergon Office Building	Jackson, MS	26,000	0.00%
Eton Square	Tulsa, OK	225,566	71.23%
Fenton Center (Park West II)	Dallas, TX	696,458	74.39%
Fruitland Park	Fruitland,FL	6,722	100.00%
Keller Springs Tech Center	Carrollton, TX	80,000	100.00%
One Hickory Center	Dallas, TX	97,361	95.95%
Parkway North	Dallas, TX	69,009	72.41%
Sesame Square	Anchorage, AK	20,715	91.57%
Signature Building	Dallas, TX	58,910	0.00%
Stanford Center	Dallas, TX	336,910	100.00%
Teleport	Las Colinas, TX	6,833	100.00%
Two Hickory Center	Dallas, TX	97,117	91.33%
Westgrove Air Plaza	Addison, TX	79,652	70.53%
		4,328,925	

Industrial Warehouses	Location	SqFt	Occupancy
Addison Hanger I	Addison, TX	25,102	100.00%
Addison Hanger II	Addison, TX	24,000	100.00%
Alpenloan	Dallas, TX	28,594	0.00%
Clark Garage	New Orleans, LA	6,869	0.00%
Senlac (VHP)	Dallas, TX	2,812	100.00%
Thermalloy	Farmers Branch, TX	177,805	100.00%
		265,182	

Shopping Centers	Location	SqFt	Occupancy
Bridgeview Plaza	LaCrosse, WI	122,205	90.13%
Cross County Mall	Matoon, IL	306,609	84.71%
Dunes Plaza	Michigan City, IN	220,461	28.58%
Willowbrook Village	Coldwater, MI	179,741	81.25%
		829,016	

Merchandise Mart	Location	SqFt	Occupancy
Denver Merchandise Mart	Denver, CO	344,975	74.75%
	Total Commercial Square Feet	5,768,098	

PROPERTIES (cont'd)

Hotels	Location	Rooms	Average Occupancy Rate	Average Room Rate	Total Revenues/ Total Available Rooms
Inn at the Mart (Comfort Inn)	Denver, CO	161	45.91%	$72.83	$34.04
Piccadilly—Airport	Fresno, CA	185	45.29%	86.28	60.96
Piccadilly—Chateau	Fresno, CA	78	45.09%	78.31	35.46
Piccadilly—Shaw	Fresno, CA	194	49.60%	86.70	54.99
Piccadilly—University	Fresno, CA	190	42.78%	77.25	45.31
	Total Hotel Rooms	808	45.84%	$80.96	$48.02

Apartments Held for Sale	Location	Units	Occupancy
Baywalk Apartments	Galveston, TX	192	0.00%
	Total Held for Sale	192	

Apartments Subject to Sales Contract	Location	Units	Occupancy
Limestone Canyon	Austin, TX	260	90.00%
Limestone Ranch	Lewisville, TX	252	91.70%
Sendero Ridge	San Antonio, TX	384	91.90%
Tivoli	Dallas, TX	190	90.00%
	Total Subject to Sales Contract	1,086	

Lease Expiration by Year

The table below shows the lease expirations of the commercial properties over a ten-year period (dollars in thousands):

Year of Lease Expiration	Rentable Square Feet Subject to Expiring Leases	Current Anualized[1] Contractual Rent Under Expiring Leases	Current Annualized[1] Contractual Rent Under Expiring Leases (P.S.F.)	Percentage of Total Square Feet	Percentage of Gross Rentals
2010	587,701	$10,942,084	$18.62	10.2%	16.6%
2011	782,378	12,842,876	16.42	13.6%	19.5%
2012	591,525	11,868,016	20.06	10.3%	18.0%
2013	724,885	7,173,984	9.90	12.6%	10.9%
2014	363,836	8,255,437	22.69	6.3%	12.5%
2015	66,496	1,779,328	26.76	1.2%	2.7%
2016	106,481	3,020,107	28.36	1.8%	4.6%
2017	385,072	6,977,105	18.12	6.7%	10.6%
2018	42,042	841,567	20.02	0.7%	1.3%
2019	109,507	2,326,247	21.24	1.9%	3.3%
Thereafter	—	—	—		
Total	3,759,923	$66,026,751		65.3%	100.00%

(1) Represents the monthly contractual base rent and recoveries from tenants under existing leases as of December 31, 2009 multiplied by twelve. This amount reflects total rent before any rent abatements and includes expense reimbursements which may be estimates as of such date.

Land

Land	Location	Acres
1013 Common St	New Orleans, LA	0.41
Ackerley Land	Dallas, TX	1.31
Alliance Airport	Tarrant County, TX	12.70
Alliance Centurion	Tarrant County, TX	51.90
Alliance Hickman Bluestar	Tarrant County, TX	8.00
Archon Land	Irving, TX	24.14
Audubon	Adams County, MS	48.20
Backlick Land	Springfield, VA	4.00
Bonneau Land	Dallas County, TX	8.39
Centura Land	Dallas, TX	10.08
Chase Oaks Land	Plano, TX	6.54
Circle C Land	Austin, TX	1,092.00
Cooks Lane Land	Fort Worth, TX	23.24
Copperridge	Dallas, TX	3.90
Creekside	Fort Worth, TX	30.07
Crowley	Fort Worth, TX	24.90
Dalho	Farmers Branch, TX	2.89
Dedeaux	Gulfport, MS	10.00
Denham Springs	Denham Springs, LA	0.50
Denton (Andrew B)	Denton, TX	22.90
Denton (Andrew C)	Denton, TX	5.20
Denton Coonrod	Denton, TX	82.80
Denton Land	Denton, TX	15.65
Desoto Ranch	Desoto, TX	8.02
Diplomat Drive	Farmers Branch, TX	11.65
Dominion Tract	Dallas, TX	10.59
Eagle Crest	Dallas, TX	18.60
Elm Fork Land	Denton County, TX	35.84
Ewing 8	Addison, TX	16.79
Folsom Land	Dallas, TX	36.38
Fortune Drive	Irving, TX	14.88
Galleria East Center Retail	Dallas, TX	15.00
Gautier Land	Gauter, MS	40.06
GNB Land	Farmers Branch, TX	45.00
Hines Meridian	Las Colinas, TX	6.51
Hollywood Casino (Dominion)	Farmers Branch, TX	18.56
Hollywood Casino Land	Farmers Branch, TX	13.85
HSM Cummings	Farmers Branch, TX	6.11
Hunter Equities Land	Dallas, TX	2.56
Jackson Convention Center	Jackson, MS	7.95
JHL Connell	Carrollton, TX	2.11
Kaufman—Adams	Kaufman County, TX	193.73
Kaufman—Bridgewood	Kaufman County, TX	5.04
Kaufman—Cogen Land	Forney, TX	2,567.00
Kaufman—Stagliano	Forney, TX	34.80
Kaufman—Taylor	Forney, TX	31.00
Keenan Bridge Land	Farmers Branch, TX	7.36
Keller Springs Lofts	Addison, TX	7.40
Kelly Lots	Collin County, TX	0.75
Kinwest Manor	Irving, TX	7.98
Lacy Longhorn Land	Farmers Branch, TX	17.12
LaDue Land	Farmers Branch, TX	8.01
Lake Shore Villas	Humble, TX	19.51
Lamar/Palmer Land	Austin, TX	17.07

LAND (cont'd)

Land	Location	Acres
Las Colinas—Walnut Hill	Las Colinas, TX	1.58
Las Colinas (Cigna)	Las Colinas, TX	4.70
Las Colinas Station	Las Colinas, TX	10.08
Las Colinas Village	Las Colinas, TX	16.81
LCLLP (Kinwest/Hackberry)	Las Colinas, TX	27.97
Limestone Canyon II	Austin, TX	9.96
Lubbock Land	Lubbock, TX	2.86
Luna (Carr)	Farmers Branch, TX	2.60
Luna Ventures	Farmers Branch, TX	26.74
Mandahl Bay Land	US Virgin Islands	91.10
Manhattan Land	Farmers Branch, TX	108.90
Mansfield Land	Mansfield, TX	21.89
Marine Creek	Fort Worth, TX	44.17
McKinney 36	Collin County, TX	34.48
McKinney Corners II	Collin County, TX	6.76
McKinney Ranch Land	McKinney,TX	200.68
Meloy/Portage Land	Kent, OH	52.95
Nashville Land	Nashville, TN	11.87
Nicholson Croslin	Dallas, TX	0.80
Nicholson Mendoza	Dallas, TX	0.35
Ocean Estates	Gulfport, MS	12.00
Pac Trust Land	Farmers Branch, TX	7.07
Palmer Lane (Las Praderas)	Austin, TX	367.43
Pantaze Land	Dallas, TX	6.00
Payne Land	Las Colinas, TX	149.70
Pioneer Crossing	Austin, TX	400.60
Pioneer Crossing	Austin, TX	38.54
Polo Estates At Bent Tree	Dallas, TX	5.87
Port Olpenitz GmBH	Kappelin, Germany	420.00
Pulaski Land	Pulaski County, AR	21.90
Ridgepoint Drive	Irving, TX	0.60
Seminary West Land	Fort Worth, TX	3.03
Senlac Land	Farmers Branch, TX	3.98
Senlac Land	Farmers Branch, TX	11.94
Sheffield Village	Grand Prairie, TX	13.90
Siskiyou County Land	Siskiyou County, CA	20.70
Sladek Land	Travis County, TX	63.28
Southwood Plantation 1394	Tallahassee, FL	14.52
Stanley Tools	Farmers Branch, TX	23.76
Temple Land	Temple, TX	10.69
Texas Plaza Land	Irving, TX	10.33
Thompson Land I	Farmers Branch, TX	3.99
Thompson Land II	Farmers Branch, TX	3.32
Three Hickory	Dallas, TX	6.64
Tomlin Land	Farmers Branch, TX	9.20
Travelers Land	Farmers Branch, TX	193.17
Travis Ranch Land	Kaufman County, TX	10.00
Travis Ranch Retail	Kaufman County, TX	14.93
Union Pacific Railroad Land	Dallas, TX	0.04
Valley Ranch Land	Irving, TX	30.00
Valley View (Hutton/Senlac)	Farmers Branch, TX	2.42
Valley View 34 (Mercer Crossing)	Farmers Branch, TX	2.19
Valley View/Senlac	Farmers Branch, TX	3.45
Valwood	Dallas, TX	257.05

LAND (cont'd)

Land	Location	Acres
Vineyards	Grapevine, TX	3.56
Vineyards II	Grapevine, TX	3.94
W Lofts	Dallas, TX	7.19
W Hotel	Dallas, TX	1.97
Waco 151 Land	Waco,TX	151.40
Waco Swanson	Waco, TX	350.70
Walker Land	Dallas County, TX	82.59
Whorton Land	Bentonville, AR	79.70
Willowick Land	Pensacola, TX	39.78
Wilmer 88	Dallas, TX	87.60
Windmill Farms—Harlan Land	Kaufman County, TX	245.95
Windmill Farms I	Kaufman County, TX	3,044.11
	Total Land/Development	11,634.93

ITEM 3. *LEGAL PROCEEDINGS*

The ownership of property and provision of services to the public as tenants entails an inherent risk of liability. Although the Company and its subsidiaries are involved in various items of litigation incidental to and in the ordinary course of its business, in the opinion of Management, the outcome of such litigation will not have a material adverse impact upon the Company's financial condition, results of operations or liquidity.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

The Annual Meeting of Stockholders was held on December 10, 2009, at which proxies were solicited pursuant to Regulation 14 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). There was no solicitation in opposition to management's nominees listed in the Proxy Statement, all of which were elected. At the annual meeting, stockholders were asked to consider and vote upon the election of Directors and the ratification of the selection of the independent public accountants for ARL for the fiscal year ending December 31, 2009. With respect to each nominee for election as a director, the following table sets forth the number of votes cast for or withheld:

	Shares Voting	
Director	For	Withheld Authority
Henry A. Butler	10,741,584	42,640
Sharon Hunt	10,745,776	38,448
Robert A. Jakuszewski	10,732,107	52,117
Ted R. Munselle	10,745,902	38,322

There were no abstentions or broker non-votes on the election of Directors. With respect to the ratification of the appointment of Farmer, Fuqua & Huff, P.C. as independent auditors of the Company for the fiscal year ending December 31, 2009, and any interim period, at least 10,746,718 votes were received in favor of such proposal, 21,329 votes were received against such proposal, and 16,176 votes abstained.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

ARL's common stock is listed and traded on the New York Stock Exchange under the symbol "ARL". The following table sets forth the high and low sales prices as reported in the consolidated reporting system of the New York Stock Exchange.

	2009		2008	
	High	**Low**	**High**	**Low**
First Quarter	$11.25	$ 8.46	$ 8.59	$7.69
Second Quarter	$12.00	$ 9.62	$10.00	$8.08
Third Quarter	$14.06	$10.12	$ 8.25	$7.00
Fourth Quarter	$13.02	$ 8.27	$10.50	$7.25

On March 25, 2010, the closing market price of ARL's common stock on the New York Stock Exchange was $10.90 per share, and was held by approximately 3,000 stockholders of record.

Performance Graph

The following graph compares the cumulative total stockholder return on ARL's shares of common stock with the Dow Jones Industrial Average ("Dow Jones Industrial") and the Dow Jones Real Estate Investment Index ("Dow Jones US Real Estate"). The comparison assumes that $100 was invested on December 31, 2004 in shares of common stock and in each of the indices and further assumes the reinvestment of all dividends. Past performance is not necessarily an indicator of future performance.



200
150
100
50
0
DOLLARS
12/04
12/05
12/06
12/07
12/08
12/09
AMERICAN REALTY INVESTORS, INC.
DOW JONES INDUSTRIAL
DOW JONES US REAL ESTATE

$100 invested on 12/31/04 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

	12/04	12/05	12/06	12/07	12/08	12/09
American Realty Investors Inc.	**$100.00**	**$ 82.68**	**$ 81.13**	**$101.03**	**$92.27**	**$126.29**
Dow Jones Industrial	**$100.00**	**$109.01**	**$145.15**	**$116.33**	**$69.18**	**$ 85.32**
Dow Jones US Real Estate	**$100.00**	**$ 99.39**	**$115.58**	**$123.02**	**$81.39**	**$ 96.71**

During the second quarter of 1999, the Board of Directors established the policy that dividend declarations on ARL's common stock would be determined on an annual basis following the end of each year. In accordance with that policy, the Board determined not to pay any dividends on common stock in 2009, 2008 or 2007. Future distributions to common stockholders will be dependent upon ARL's realized income, financial condition, capital requirements and other factors deemed relevant by the Board.

Under ARL's Amended Articles of Incorporation, 15,000,000 shares of Series A 10.0% Cumulative Convertible Preferred Stock are authorized with a par value of $2.00 per share and a liquidation preference of $10.00 per share plus accrued and unpaid dividends. Dividends are payable at the annual rate of $1.00 per share, or $.25 per share quarterly, to stockholders of record on the last day of each March, June, September, and December, when and as declared by the Board of Directors. The Series A Preferred Stock may be converted into common stock at 90.0% of the average daily closing price of ARL's common stock for the prior 20 trading days. At December 31, 2009, 3,390,913 shares of Series A Preferred Stock were outstanding and 869,808 shares were reserved for issuance as future consideration in various business transactions. Of the outstanding shares, 300,000 shares are owned by ART Edina, Inc., and 600,000 shares are owned by ART Hotel Equities, Inc., a wholly-owned subsidiary of ARL. Dividends are not paid on the shares owned by ARL subsidiaries.

Under ARL's Amended Articles of Incorporation, 231,750 shares of Series C Cumulative Convertible Preferred Stock are authorized with a par value of $2.00 per share and liquidation preference of $100.00 per share plus accrued and unpaid dividends. The Series C Preferred Stock bears a quarterly dividend of $2.50 per share to stockholders of record on the last day of March, June, September and December when and as declared by the Board of Directors. The Series C Preferred Stock is reserved for conversion of the Class A limited partner units of ART Palm, L.P. ("Art Palm"). At December 31, 2009, 1,791,563 Class A units were outstanding. The Class A units may be exchanged for Series C Preferred Stock at the rate of 100 Class A units for each share of Series C Preferred Stock. After December 31, 2006, all outstanding shares of Series C Preferred Stock may be converted into ARL common stock. All conversions of Series C Preferred Stock into ARL common stock will be at 90.0% of the average daily closing price of ARL's common stock for the prior 20 trading days. At March 5, 2010, no shares of Series C Preferred Stock were outstanding.

Under ARL's Amended Articles of Incorporation, 91,000 shares of Series D 9.50% Cumulative Preferred Stock are authorized with a par value of $2.00 per share, and a liquidation preference of $20.00 per share. Dividends are payable at the annual rate of $1.90 per year or $.475 per quarter to stockholders of record on the last day of each March, June, September and December when and as declared by the Board of Directors. The Series D Preferred Stock is reserved for the conversion of the Class A limited partner units of Ocean Beach Partners, L.P. The Class A units may be exchanged for Series D Preferred Stock at the rate of 20 Class A units for each share of Series D Preferred Stock. At March 5, 2010, no shares of Series D Preferred Stock were outstanding.

Under ARL's Amended Articles of Incorporation, 500,000 shares of Series E 6.0% Cumulative Preferred Stock are authorized with a par value $2.00 per share and a liquidation preference of $10.00 per share. Dividends are payable at the annual rate of $.60 per share or $.15 per quarter to stockholders of record on the last day of each March, June, September and December when and as declared by the Board of Directors. At March 5, 2010, no Series E Preferred Stock were outstanding.

As an instrument amendatory to ARL's Amended Articles of Incorporation, 100,000 shares of Series J 8% Cumulative Convertible Preferred Stock have been designated pursuant to a Certificate of Designation filed March 16, 2006, with a par value of $2.00 per share, and a liquidation preference of $1,000 per share. Dividends are payable at the annual rate of $80 per share, or $20 per quarter, to stockholders of record on the last day of each of March, June, September and December, when and as declared by the Board of Directors. Although the Series J 8% Cumulative Convertible Preferred Stock has been designated, no shares have been issued as of March 5, 2010.

The following table sets forth information regarding purchases made by ARL of shares of ARL common stock on a monthly basis during the fourth quarter of 2009:

Period	**Total Number of Shares Purchased**	**Average Price Paid per share**	**Total Number of Shares Purchased as Part of Publicly Announced Program[1]**	**Maximum Number of Shares that May Yet be Purchased Under the Program**
Balance at September 30, 2009			931,665	68,335
October 31, 2009	—	—	931,665	68,335
November 30, 2009	—	—	931,665	68,335
December 31, 2009	—	—	931,665	68,335
Total	—			

(1) The repurchase program was announced in September 2000. Through the program, 1,000,000 shares may be repurchased. The program has no expiration date.

ITEM 6. *SELECTED FINANCIAL DATA*

AMERICAN REALTY INVESTORS, INC.

	For the Years Ended December 31,				
	2009	2008	2007	2006	2005
	(dollars in thousands, except share and per share amounts)				
EARNINGS DATA					
Total operating revenues	$ 183,657	$ 177,367	$ 164,622	$ 137,418	$ 115,964
Total operating expenses	212,724	187,819	160,727	134,906	121,017
Operating income (loss)	(29,067)	(10,452)	3,895	2,512	(5,053)
Other expenses	(75,161)	(77,183)	(40,224)	(37,330)	(43,105)
Loss before gain on land sales, non-controlling interest, and income taxes	(104,228)	(87,635)	(36,329)	(34,818)	(48,158)
Gain on land sales	11,605	5,584	20,468	23,973	39,926
Income tax benefit	3,492	38,158	15,778	10,608	18,849
Net income (loss) from continuing operations	(89,131)	(43,893)	(83)	(237)	10,617
Net income from discontinuing operations, net of non-controlling interest	6,472	70,862	29,297	12,631	39,856
Net income (loss)	(82,659)	26,969	29,214	12,394	50,473
Net income (loss) attributable to non-controlling interest	12,518	(4,335)	(2,652)	672	(3,056)
Net income (loss) attributable to American Realty Investors, Inc.	(70,141)	22,634	26,562	13,066	47,417
Preferred dividend requirement	(2,488)	(2,487)	(2,490)	(2,491)	(2,572)
Net income (loss) applicable to common shares	$ (72,629)	$ 20,147	$ 24,072	$ 10,575	$ 44,845
PER SHARE DATA					
Earnings per share—basic					
Income (loss) from continuing operations	$ (7.04)	$ (4.66)	$ (0.51)	$ (0.20)	$ 0.49
Discontinued operations	0.58	6.51	2.86	1.24	3.93
Net income (loss) applicable to common shares	$ (6.46)	$ 1.85	$ 2.35	$ 1.04	$ 4.42
Weighted average common share used in computing earnings per share	11,237,066	10,888,833	10,227,593	10,149,000	10,149,000
Earnings per share—diluted					
Income (loss) from continuing operations	$ (7.04)	$ (4.66)	$ (0.51)	$ (0.20)	$ 0.38
Discontinued operations	0.58	6.51	2.86	1.24	3.04
Net income (loss) applicable to common shares	$ (6.46)	$ 1.85	$ 2.35	$ 1.04	$ 3.42
Weighted average common share used in computing diluted earnings per share	11,237,066	10,888,833	10,227,593	10,149,000	13,106,000
BALANCE SHEET DATA					
Real estate, net	$ 1,581,521	$ 1,613,402	$ 1,485,859	$ 1,272,424	$ 1,113,105
Notes and interest receivable, net	83,144	77,003	83,467	52,631	81,440
Total assets	1,806,054	1,842,153	1,777,854	1,493,671	1,345,795
Notes and interest payables	1,394,076	1,382,629	1,400,877	1,124,765	1,021,822
Stock-secured noted payable	24,853	14,026	17,546	22,452	22,549
Shareholders' equity	211,349	297,578	254,547	238,683	207,582
Book value per share	$ 18.81	$ 27.33	$ 24.89	$ 23.52	$ 20.45

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.

This Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws, principally, but not only, under the captions "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations." We caution investors that any forward-looking statements in this report, or which management may make orally or in writing from time to time, are based on management's beliefs and on assumptions made by, and information currently available to, management. When used, the words "anticipate,", "believe,", "expect," "intend," "may," "might," "plan," "estimate," "project," "should," "will," "result" and similar expressions which do not relate solely to historical matters are intended to identify forward-looking statements. These statements are subject to risks, uncertainties, and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties, and factors, that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. We caution you that, while forward-looking statements reflect our good faith beliefs when we make them, they are not guarantees of future performance and are impacted by actual events when they occur after we make such statements. We expressly disclaim any responsibility to update our forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, investors should use caution in relying on past forward-looking statements, which are based on results and trends at the time they are made, to anticipate future results or trends.

Some of the risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

- general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on tenants' financial condition, and competition from other developers, owners and operators of real estate);
- risks associated with the availability and terms of financing and the use of debt to fund acquisitions and developments;
- failure to manage effectively our growth and expansion into new markets or to integrate acquisitions successfully;
- risks and uncertainties affecting property development and construction (including, without limitation, construction delays, cost overruns, inability to obtain necessary permits and public opposition to such activities);
- risks associated with downturns in the national and local economies, increases in interest rates, and volatility in the securities markets;
- costs of compliance with the Americans with Disabilities Act and other similar laws and regulations;
- potential liability for uninsured losses and environmental contamination;
- risks associated with our dependence on key personnel whose continued service is not guaranteed; and
- the other risk factors identified in this Form 10-K, including those described under the caption "Risk Factors."

The risks included here are not exhaustive. Other sections of this report, including Part I, Item 1A. "Risk Factors," include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Investors should also refer to our quarterly reports on Form 10-Q for future periods and current reports on Form 8-K as we file them with the SEC, and to other materials we may furnish to the public from time to time through Forms 8-K or otherwise.

Overview

ARL is an externally advised and managed real estate investment company that owns a diverse portfolio of income-producing properties and land held for development. The Company's portfolio of income-producing properties includes residential apartment communities, office buildings, hotels, a trade mart located in Denver, Colorado and other commercial properties. ARL's investment strategy includes acquiring existing income-producing properties as well as developing new properties on land already owned or acquired for a specific development project. ARL acquires land primarily in in-fill locations or high-growth suburban markets. ARL is an active buyer and seller and during 2009 acquired over $24 million and sold over $88 million of land and income-producing properties. As of December 31, 2009, the Company owned approximately 11,492 units in 61 residential apartment communities, 32 commercial properties comprising almost 5.8 million rentable square feet and five hotels containing a total of 808 rooms. In addition, ARL owned 11,635 acres of land held for development with two apartment complexes and a 420 acre holiday resort project in Germany, currently under construction. The Company currently owns income-producing properties and land in 19 states as well as in the U.S. Virgin Islands.

ARL finances its acquisitions primarily through operating cash flow, proceeds from the sale of land and income-producing properties and debt financing primarily in the form of property-specific first-lien mortgage loans from commercial banks and institutional lenders. ARL finances its development projects principally with short-term, variable interest rate construction loans that are converted to long-term, fixed rate amortizing mortgages when the development project is completed and occupancy has been stabilized. The Company will, from time to time, also enter into partnerships with various investors to acquire income-producing properties or land and to sell interests in certain of its wholly owned properties. When the Company sells assets, it may carry a portion of the sales price generally in the form of a short-term, interest bearing seller-financed note receivable. The Company generates operating revenues primarily by leasing apartment units to residents; leasing office, retail and industrial space to commercial tenants; and renting hotel rooms to guests.

ARL is advised by Prime under a contractual arrangement that is reviewed annually by ARL's Board of Directors. ARL's commercial properties are managed by Regis Commercial while the Company's hotels are managed by Regis Hotel. ARL currently contracts with third-party companies to manage the Company's apartment communities.

Critical Accounting Policies

The company presents its financial statements in accordance with generally accepted accounting principles in the United States ("GAAP"). In June 2009, the Financial Accounting Standards Board ("FASB") completed its accounting guidance codification project. The FASB Accounting Standards Codification ("ASC") became effective for the Company's financial statements issued subsequent to June 30, 2009 and is the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. As of the effective date, the company will no longer refer to the authoritative guidance dictating its accounting methodologies under the previous accounting standards hierarchy. Instead, the Company will refer to the ASC Codification as the sole source of authoritative literature.

The accompanying Consolidated Financial Statements include the accounts of the Company, its subsidiaries, generally all of which are wholly-owned, and all entities in which the Company has a controlling interest. Arrangements that are not controlled through voting or similar rights are accounted for as a Variable Interest Entity (VIE), in accordance with the provisions and guidance of ASC Topic 810 "Consolidation", whereby the Company has been determined to be a primary beneficiary of the VIE and meets certain criteria of a sole general partner or managing member as identified in accordance with Emerging Issues Task Force ("EITF") Issue 04-5, Investor's Accounting for an Investment in a Limited Partnership when the Investor is the Sole General Partner and the Limited Partners have Certain Rights ("EITF 04-5"). VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders as a group lack adequate decision making ability, the obligation to absorb expected losses or residual returns of the entity, or have voting rights that are not proportional to their economic interests. The primary beneficiary generally is the entity that provides financial support and bears a majority of the financial risks, authorizes certain capital transactions, or makes operating decisions that materially affect the entity's financial results. All significant intercompany balances and transactions have been eliminated in consolidation.

In determining whether we are the primary beneficiary of a VIE, we consider qualitative and quantitative factors, including, but not limited to: the amount and characteristics of our investment; the obligation or likelihood for us or other investors to provide financial support; our and the other investors' ability to control or significantly influence key decisions for the VIE; and the similarity with and significance to the business activities of us and the other investors. Significant judgments related to these determinations include estimates about the current future fair values and performance of real estate held by these VIEs and general market conditions.

For entities in which the Company has less than a controlling financial interest or entities where it is not deemed to be the primary beneficiary, the entities are accounted for using the equity method of accounting. Accordingly, the Company's share of the net earnings or losses of these entities is included in consolidated net income. ARI's investments in Gruppa Florentina LLC, LK Four Hickory LLC, and Garden Centura LP are accounted for under the equity method.

Real Estate

Upon acquisitions of real estate, ARL assesses the fair value of acquired tangible and intangible assets, including land, buildings, tenant improvements, "above" and "below-market" leases, origination costs, acquired in-place leases, other identified intangible assets and assumed liabilities in accordance with ASC Topic 805 "Business Combinations", and allocates the purchase price to the acquired assets and assumed liabilities, including land at appraised value and buildings at replacement cost.

We assess and consider fair value based on estimated cash flow projections that utilize appropriate discount and/or capitalization rates, as well as available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. We also consider an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenants, the tenants' credit quality and expectations of lease renewals. Based on our acquisitions to date, our allocation to customer relationship intangible assets has been immaterial.

We record acquired "above" and "below market" leases at their fair values (using a discount rate which reflects the risks associated with the leases acquired) equal to the difference between (1) the contractual amounts to be paid pursuant to each in-place lease and (2) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases.

Other intangible assets acquired include amounts for in-place lease values that are based on our evaluation of the specific characteristics of each tenant's lease. Factors to be considered include estimates of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, we consider leasing commissions, legal and other related expenses.

Real estate is stated at depreciated cost. The cost of buildings and improvements includes the purchase price of property, legal fees and other acquisition costs. Costs directly related to the development of properties are capitalized. Capitalized development costs include interest, property taxes, insurance, and other project costs incurred during the period of development.

Management reviews its long-lived assets used in operations for impairment when there is an event or change in circumstances that indicates impairment in value. An impairment loss is recognized if the carrying amount of its assets is not recoverable and exceeds its fair value. If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods.

ASC Topic 360 "Property, Plant and Equipment" requires that qualifying assets and liabilities and the results of operations that have been sold, or otherwise qualify as "held for sale", be presented as discontinued operations in all periods presented if the property operations are expected to be eliminated and the Company will not have significant continuing involvement following the sale. The components of the property's net income that is reflected as discontinued operations include the net gain (or loss) upon the disposition of the property held for sale, operating results, depreciation and interest expense (if the property is subject to a secured loan). We generally consider assets to be "held for sale" when the transaction has been approved by our Board of Directors, or a committee thereof, and there are no known significant contingencies relating to the sale, such that the property sale within one year is considered probable. Following the classification of a property as "held for sale", no further depreciation is recorded on the assets.

A variety of costs are incurred in the acquisition, development and leasing of properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. Our capitalization policy on development properties is guided by ASC Topic 835-20 and ASC Topic 970 "Real Estate – General". The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy upon the receipt of certificates of occupancy, but no later than one year from cessation of major construction activity. We cease capitalization on the portion (1) substantially completed and (2) occupied or held available for occupancy, and we capitalize only those costs associated with the portion under construction.

Investment in Unconsolidated Real Estate Ventures

Except for ownership interests in variable interest entities, ARL accounts for our investments in unconsolidated real estate ventures under the equity method of accounting because the Company exercises significant influence over, but does not control, these entities. These investments are recorded initially at cost, as investments in unconsolidated real estate ventures, and subsequently adjusted for equity in earnings and cash contributions and distributions. Any difference between the carrying amount of these investments on the Company's balance sheet and the underlying equity in net assets is amortized as an adjustment to equity in earnings of unconsolidated real estate ventures over the life of the related asset. Under the equity method of accounting, our net equity is reflected within the Consolidated Balance Sheets, and our share of net income or loss from the joint ventures is included within the Consolidated Statements of Operations. The joint venture agreements may designate different percentage allocations among investors for profits and losses; however, our recognition of joint venture income or loss generally follows the joint venture's distribution priorities, which may change upon the achievement of certain investment return thresholds. For ownership interests in variable interest entities, the Company consolidates those in which we are the primary beneficiary.

Recognition of Rental Income

Rental income for commercial property leases is recognized on a straight-line basis over the respective lease terms. In accordance with ASC Topic 805, we recognize rental revenue of acquired in-place "above" and "below market" leases at their fair values over the terms of the respective leases. On our Consolidated Balance Sheets, we include as a receivable the excess of rental income recognized over rental payments actually received pursuant to the terms of the individual commercial lease agreements.

Reimbursements of operating costs, as allowed under most of our commercial tenant leases, consist of amounts due from tenants for common area maintenance, real estate taxes and other recoverable costs, and are recognized as revenue in the period in which the recoverable expenses are incurred. We record these reimbursements on a "gross" basis, since we generally are the primary obligor with respect to purchasing goods and services from third-party suppliers, have discretion in selecting the supplier and have the credit risk with respect to paying the supplier.

Rental income for residential property leases is recorded when due from residents and is recognized monthly as earned, which is not materially different than on a straight-line basis as lease terms are generally for periods of one year or less. For hotel properties, revenues for room sales and guest services are recognized as rooms are occupied and services are rendered. An allowance for doubtful accounts is recorded for all past due rents and operating expense reimbursements considered to be uncollectible.

Revenue Recognition on the Sale of Real Estate

Sales and the associated gains or losses of real estate assets are recognized in accordance with the provisions of ASC Topic 360-20, "Property, Plant and Equipment—Real Estate Sale". The specific timing of a sale is measured against various criteria in ASC 360-20 related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the properties. If the sales criteria for the full accrual method are not met, the Company defers some or all of the gain recognition and accounts for the continued operations of the property by applying the finance, leasing, deposit, installment or cost recovery methods, as appropriate, until the sales criteria are met.

Non-performing Notes Receivable

ARL considers a note receivable to be non-performing when the maturity date has passed without principal repayment and the borrower is not making interest payments in accordance with the terms of the agreement.

Interest Recognition on Notes Receivable

For notes other than surplus cash notes, we record interest income as earned in accordance with the terms of the related loan agreements. On cash flow notes where payments are based upon surplus cash from operations, accrued but unpaid interest income is only recognized to the extent cash is received.

Allowance for Estimated Losses

We assess the collectability of notes receivable on a periodic basis, of which the assessment consists primarily of an evaluation of cash flow projections of the borrower to determine whether estimated cash flows are sufficient to repay principal and interest in accordance with the contractual terms of the note. We recognize impairments on notes receivable when it is probable that principal and interest will not be received in accordance with the contractual terms of the loan. The amount of the impairment to be recognized generally is based on the fair value of the partnership's real estate that represents the primary source of loan repayment. See Note 3 for details on our Notes Receivable.

Fair Value of Financial Instruments

The company applies the guidance in ASC Topic 820, "Fair Value Measurements and Disclosures," to the valuation of real estate assets. These provisions define fair value as the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date, establish a hierarchy that prioritizes the information used in developing fair value estimates and require disclosure of fair value measurements by level within the fair value hierarchy. The hierarchy gives the highest priority to quoted prices in active markets (Level 1 measurements) and the lowest priority to unobservable data (Level 3 measurements), such as the reporting entity's own data.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and includes three levels defined as follows:

Level 1—Unadjusted quoted prices for identical and unrestricted assets or liabilities in active markets.

Level 2—Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3—Unobservable inputs that are significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Results of Operations

The discussion of our results of operations is based on management's review of operations, which is based on our segments. Our segments consist of apartments, commercial buildings, hotels, land and other. For discussion purposes, we break these segments down into the following sub-categories; same property portfolio, acquired properties, and developed properties in the lease-up phase. The same property portfolio consists of properties that were held by us for the entire period for both years being compared. The acquired property portfolio consists of properties that we acquired but have not held for the entire period for both periods being compared. Developed properties in the lease-up phase consist of completed projects that are being leased-up. As we complete each phase of the project, we lease up that phase and include those revenues in our continued operations. Once a developed property becomes leased up (80% or more) and is held the entire period for both years under comparison, it is considered to be included in the same property portfolio. Income producing properties that we have sold during the year are reclassified to discontinuing operations for all periods presented.

The following discussion is based on our Consolidated Statements of Operations for the twelve months ended December 31, 2009, 2008, and 2007 as included in Part II, Item 8. "Financial Statements and Supplementary Data" of this report. The prior year's property portfolios have been adjusted for subsequent sales. Continued operations relates to income producing properties that were held during those years as adjusted for sales in the subsequent years.

At December 31, 2009, 2008, and 2007, we owned or had interests in a portfolio (the Total Property Portfolio) of 98, 99, and 110 income producing properties, respectively. For discussion purposes, we broke this out between continued operations and discontinued operations. The total property portfolio represents all income producing properties held as of December 31 for the year end presented. Sales subsequent to year end represent properties that were held as of year end for the years presented, but sold in the next year. Continuing operations represents all properties that have not been reclassed to discontinued operations as of December 31, 2009 for the year presented. The table below shows the number of income producing properties held by year.

	2009	2008	2007
Continued operations	98	92	76
Sales subsequent to year end	—	7	34
Total property portfolio	98	99	110

Comparison of the year ended December 31, 2009 to the same period ended December 31, 2008;

Our net income applicable to common shares decreased $92.8 million as compared to the prior year. The current year net loss applicable to common shares was $72.6 million, which includes gain on land sales of $11.6 million and net income from discontinued operations, net of non-controlling interest of $6.5 million, as compared to prior year net income applicable to common shares of $20.1 million, which includes gain on land sales of $5.6 million and net income from discontinued operations, net of non-controlling interest of $70.9 million.

Revenues

Rental revenues increased by $6.3 million which by segment is an increase in apartment revenues of $11.3 million and an increase in commercial properties of $2.2 million, offset by a decrease in our hotels of $4.5 million and a decrease in our land and other segment of $2.7 million. Within our apartment portfolio, the majority of the increase came from our developed properties in the lease up phase which increased $12.8 million. Our acquisition of Bridgewood and Quail Hollow apartments accounted for $0.8 million of the increase with the decrease of $2.3 million related to the properties damaged in Galveston, Texas by hurricane Ike. We have increased occupancies within our apartment portfolio and there is an overall increased demand for new apartments. The increase in the commercial portfolio was due to $2.9 million of lease term buyouts received offset by a $0.7 million decrease due to an overall decrease in occupancy. The decrease in revenues from our land portfolio is due to oil and gas royalties received in the prior year that were not applicable in the current year. Revenues from our same hotel portfolio are down due to decreased stays, which we attribute to the current state of the economy.

Expenses

Property operating expenses decreased by $8.2 million, which by segment is an increase in our apartments of $5.3 million, a decrease in our commercial properties of $3.6 million, a decrease in our land and other segments of $7.7 million, and a decrease in our hotels of $2.2 million. Within the apartment portfolio, the same apartment properties increased $2.2 million due to an increase in overall costs and additional repairs and maintenance. The developed apartments increased expenses by $4.7 million, and the current year acquisition increased expenses by $0.4 million. There was a decrease of $2.0 million in operating expenses related to the properties damaged in Galveston, Texas by hurricane Ike. The decrease within the commercial portfolio was due to a decrease from acquired properties of $3.2 million and a decrease in our same property portfolio of $0.4. The decrease within our land and other portfolios is due to less spending on development within the current period on our land held for development. We have directed our efforts to apartment development and put some additional land projects on hold until the economic conditions turn around. The decrease in our hotel portfolio is due to the decrease in variable costs that are directly associated with stays within the hotel.

Depreciation expense increased by $3.5 million, which by segment is $3.4 million due to our apartments, $1.2 million due to our commercial buildings, and a decrease of $1.1 million due to our land and other holdings.

The increase within our apartment portfolio was due to a decrease of $0.2 million in the same properties, an increase of $3.1 million in the newly acquired properties and an increase of $0.5 million in the developed properties. Developed apartment properties are depreciated as we complete each phase and lease up the properties.

Provision for allowance on notes receivable and impairment was $44.6 million for the twelve months ended December 31, 2009. The provision on impairment of notes receivable, investment in real estate partnerships, and real estate assets increased by $32.2 million as compared to the prior year period. Impairment was recorded as an additional loss in the investment portfolio of $1.9 million in commercial properties we currently hold, $35.6 million in land we currently hold and $7.1 million in land that was sold in the third quarter for a loss. In 2008, we recorded a $5.0 million allowance for doubtful receivables and a $7.4 million allowance for doubtful collectability of certain investments within our portfolio.

Other income (expense)

Interest income decreased by $1.2 million, as compared to the prior year, due to the notes receivable paid off in the current year and the reclassification of the interest income on the Port Olpentiz construction note receivable into work in progress.

We had a decrease in our interest expense of $3.0 million, which by segment is an increase in our apartment portfolio of $1.7 million, offset by a decrease in our commercial portfolio of $1.6 million, a decrease in our hotel portfolio of $0.2 million, and a decrease in our land and other portfolios of $2.9 million. The increase within our apartment portfolio is mainly due to the increase within our developed properties in the lease up phase of $5.0 million. During the construction phase the interest expense is capitalized. When the properties are completed and begin lease up, the interest is expensed. The remaining increase is $0.4 million from our acquired properties and a decrease of $3.7 million from our same property portfolio. Within our commercial portfolio we had an increase of $0.9 million from our same properties, offset by a decrease of $2.5 million in our acquired properties due to the decrease in variable rates tied to prime. The decreased interest expense within our hotels was due to the rates being tied to prime, and the decreased prime rate. The decrease in our land and other portfolios is primarily due to the sale of properties and the disposition of the debt upon sale.

Earnings from unconsolidated subsidiaries and investees were a gain of $0.03 million. This represents our portion of income (equity pickup) for unconsolidated subsidiaries and joint ventures.

Litigation settlement expense increased as compared to the prior year. The majority of the increase was due to resolving the Caruth-Preston litigation, Denver Merchandise Mart's Darrell Hare litigation and expenses related to the Sunset litigation.

Gain on land sales has increased by $6.0 million. The majority of the increase in 2009 is due to the recognition of $3.4 million in prior year deferred gain due to the payoff of seller financing. We recorded gain on the sale of land related to 1,234 acres for an aggregate sales price of $40.9 million.

Discontinued operations relates to properties that were either sold or held for sale as of the year ended December 31, 2009. Included in discontinued operations are a total of 10 and 37 properties as of 2009 and 2008, respectively. Properties sold in 2009 that were held in 2008 have been reclassified to discontinued operations for 2009. In 2009, we had one property, Baywalk apartments, pending sale, and sold nine properties which consisted of three apartment complexes (Bridges on Kinsey, Bridgestone, and Chateau Bayou), five commercial buildings (2010 Valley View, 5000 Space Center, 5360 Tulane, Cullman Shopping Center and Parkway Centre) and one townhouse. In 2008, we sold 27 properties which consisted of 20 apartment complexes (Arbor Pointe, Ashton Way, Autumn Chase, Courtyard, Coventry Pointe, Fairway View Estate, Fairways, Forty-Four Hundred, Fountain Lake, Fountains at Waterford, Governors Square, Hunters Glen, Mountain Plaza, Southgate, Sunchase, Sunset, Thornwood, Westwood Square, Willow Creek, and Woodview), three commercial buildings (Encon

Warehouse, Executive Court, and Lexington Center), and four hotels (City Suites, Hotel Akademia, Majestic Inn, and Willow). The gain on sale of the properties is also included in discontinued operations for those years as shown in the table below (dollars in thousands).

	For the Year Ended December 31,	
	2009	2008
Revenue		
Rental	$ 4,916	$ 10,984
Property operations	2,425	5,468
	2,491	5,516
Expenses		
Interest	(1,826)	(8,243)
General and administrative	(80)	(1,567)
Depreciation	(727)	(945)
	(2,633)	(10,755)
Net income (loss) from discontinued operations before gains on sale of real estate, taxes, and fees	(142)	(5,239)
Gain on sale of discontinued operations	10,106	119,572
Net income and sales fee to affiliate	—	(10,994)
Equity of investees gain on sale	—	5,681
Income from discontinued operations before tax	9,964	109,020
Tax expense	(3,492)	(38,158)
Income from discontinued operations	$ 6,472	$ 70,862

Comparison of the year ended December 31, 2008 to the same period ended December 31, 2007;

Revenues

Rental revenues increased by $12.7 million, which by segment is an increase in the apartment portfolio of $13.2 million, an increase in the land and other portfolios of $0.9 million, an increase in the commercial portfolio of $0.2 million, offset by a decrease in the hotel portfolio of $1.6 million. Within the apartment portfolio, the same properties increased by $2.2 million and the developed properties in the lease up phase increased by $9.4 million. The acquisition of Bridgewood and Quail Hollow apartments accounted for $1.6 million of the increase. The occupancy rates in our same properties remains strong and we continue to see a growing demand for new apartments. Within our commercial portfolio, the acquired properties increased by $3.7 million, offset by decreases in the same properties of $3.5 million. Our land portfolio revenues increased as a result of the temporary increase in oil and gas prices. We received royalty revenues from some of our land holdings. Revenues from our same hotel portfolio were down due to decreased stays, which we attribute to the current state of the economy.

Expenses

Property operating expenses increased by $11.1 million, which by segment is an increase in the apartments of $9.6 million, an increase in the commercial of $1.0 million, an increase in land of $1.6 million, offset by a decrease in hotel and other of $0.3 million and $0.8 million respectively. Within the apartment portfolio, the vast majority of the increase is due to the developed apartments in the lease up phase. We continue to complete phases and start up operations. Within the commercial portfolio, the vast majority of the increase is due to the acquisition of Stanford Center. We acquired this property in June 2008. The decrease in the hotel properties is due to the decrease in variable costs that are directly associated with stays within the hotel.

Depreciation and amortization expense increased by $4.2 million, which by segment is an increase in apartments of $2.9 million, an increase in commercial of $0.6 million, an increase in hotels and other of $0.9 million, offset by a decrease in land of $0.2 million. The increase within our apartment portfolio is due to increases in our same properties of $0.2 million, acquired properties of $0.4 million and developed properties of

$2.3 million. The same apartment property portfolio increase due to newly capitalized items. Developed apartment properties are depreciated as we complete each phase and lease up the properties.

Provision for allowance on notes receivable and impairment was $12.4 million for the twelve months ended December 31, 2008. We recorded a $5.0 million allowance for doubtful receivables and a $7.4 million allowance for doubtful collectability of certain investments within our portfolio. In 2007, we recorded an impairment write down for Executive Court and Encon Warehouse for $0.2 million and $0.8 million, respectively.

Other income (expense)

We had an increase in interest expense of $3.1 million, which by segment is an increase in apartments of $6.8 million, an increase in commercial of $0.8 million, an increase in other of $0.3 million, offset by a decrease in hotels of $0.9 million, and a decrease in land of $3.9 million. The increase in the apartment portfolio is due to interest expense on the developed properties in the lease up phase. During the construction phase, the interest expense is capitalized. When the properties are completed and begin lease up, the interest is expensed. The increase of $0.8 million in the commercial portfolio is due to the acquisition of Stanford Center. The decrease in the hotel portfolio is due to the rates being tied to prime, and the decreased prime rate. The decrease within the land portfolio is primarily due to the sale of properties and the disposition of the debt upon sale.

Earnings from unconsolidated subsidiaries and investees were a loss of $1.0 million. This represents our portion of income (equity pickup) from unconsolidated subsidiaries and joint ventures.

Involuntary conversion decreased by $34.8 million. There were no involuntary conversions in 2008. The prior year gain on involuntary conversion relates to the collection of insurance proceeds in 2007 for the damage sustained at our New Orleans commercial properties from hurricane Katrina in 2005.

Litigation settlement expense increased as compared to the prior year. The majority of the increase was due to recording $1.3 million in expense related to the settlement of the Sunset litigation that was not previously accrued in the prior year. The Sunset litigation was settled September 18, 2007.

Gain on land sales has decreased by $14.9 million. The decrease is in part due to the overall economic environment, which among other issues, has resulted in the tightening of the credit markets, causing an inability of potential buyers to obtain financing. Thus, we have found it difficult to complete land transactions.

Discontinued operations relates to properties that were either sold or held for sale as of the year ended December 31, 2009. Included in discontinued operations are a total of 37 and 50 properties as of 2008 and 2007, respectively. Properties sold or held for sale in 2009, were reclassed to prior year discontinued operations, with the exception of 2010 Valley View and Parkway Centre properties which were acquired in the IOT consolidation in 2009 and not part of the prior year operations. In 2008, we sold 27 properties which consisted of 20 apartment complexes (Arbor Pointe, Ashton Way, Autumn Chase, Courtyard, Coventry Pointe, Fairways, Fairway View Estate, Forty-Four Hundred, Fountain Lake, Fountains at Waterford, Governors Square, Hunters Glen, Mountain Plaza, Southgate, Sunchase, Sunset, Thornwood, Westwood Square, Willow Creek, and Woodview), three commercial buildings (Encon Warehouse, Executive Court, and Lexington Center), and four hotels (City Suites, Hotel Akademia, Majestic Inn, and Willow). In 2007, we sold 13 income producing properties which consisted of nine apartment complexes (Arlington Place, Bluff at Vista Ridge, El Chapparral, Harper's Ferry, Med Villa , Oak Park IV, Somerset, Villa Del Mar, and Woodlake), three commercial buildings (Durham Center, Forum office building, and Four Hickory), and one hotel (Atlantic Sands).

	For the Year Ended December 31,	
	2008	2007
Revenue		
Rental	$ 10,984	$ 56,006
Property operations	5,468	38,405
	5,516	17,601
Expenses		
Interest	(8,243)	(17,621)
General and administrative	(1,567)	(94)
Depreciation	(945)	(6,136)
	(10,755)	(23,851)
Net loss from discontinued operations before gains on sale of real estate, taxes, and fees	(5,239)	(6,250)
Gain on sale of discontinued operations	119,572	53,375
Net income and sales fee to affiliate	(10,994)	(2,050)
Equity of investees gain on sale	5,681	—
Income from discontinued operations before tax	109,020	45,075
Tax expense	(38,158)	(15,778)
Income from discontinued operations	$ 70,862	$ 29,297

Liquidity and Capital Resources

General

Our principal liquidity needs are:

- fund normal recurring expenses;
- meet debt service and principal repayment obligations including balloon payments on maturing debt;
- fund capital expenditures, including tenant improvements and leasing costs;
- fund development costs not covered under construction loans; and
- fund possible property acquisitions.

Our principal sources of cash have been and will continue to be:

- property operations;
- proceeds from land and income-producing property sales;
- collection of mortgage notes receivable;
- collections of receivables from affiliated companies;
- refinancing of existing debt and additional borrowings; and
- including mortgage notes payable, lines of credit.

We may also issue additional equity securities, including common stock and preferred stock. Management anticipates that our cash at December 31, 2009, along with cash that will be generated in 2010 from property operations, may not be sufficient to meet all of our cash requirements. Management intends to selectively sell land and income producing assets, refinance or extend real estate debt and seek additional borrowings secured by real estate to meet its liquidity requirements. Although the past cannot predict the future, historically, management has been successful at refinancing and extending a portion of the Company's current maturity obligations and selling assets as necessary to meet current obligations.

Cash flow summary

The following summary discussion of our cash flows is based on the Consolidated Statements of Cash Flows in Part II, Item 8. "Consolidated Financial Statements and Supplementary Data" and is not meant to be an all-inclusive discussion of the changes in our cash flows for the periods presented below (dollars in thousands).

	2009	2008	Variance
Net cash provided by (used in) operating activities	$(25,849)	$ 24,140	$ (49,989)
Net cash used in investing activities	$ 46,853	$(63,513)	$110,366
Net cash provided by financing activities	$(22,159)	$ 33,855	$ (56,014)

The primary use of cash for operations is daily operating costs, general and administrative expenses, advisory fees, and land holding costs. Our primary source of cash from operating activities is from rental income on properties. In addition, we had a significant receivable due from affiliated entities that we receive interest income from.

Our major investing cash outlays are from construction and development of new properties. We currently have two apartment projects under construction and one mixed-used development project under construction. We used $32.5 million in cash on the construction and development of new properties. We used $6.0 million for our continued investment in new properties. We acquired one commercial building. We used $11.8 million for the acquisition of land of approximately 178 acres of land. Our sources of cash from investing activities are the sales of land and income producing properties. We received $44.4 million from the sale of 3 apartments, five commercial buildings and one townhouse. We received $42.0 million for the sale of approximately 103 acres of land.

Our major source of cash from financing activities is $62.4 million from the proceeds of notes payable which includes the cash borrowed for purchases. Our major use of cash is for the payment of recurring debt obligations of $26.5 million and the payment on maturing notes payable of $61.5 million which includes the pay off of mortgages on properties sold.

We anticipate that funds from existing cash resources, aggressive sales of land and selected income producing property sales, refinancing of real estate, and borrowings against our real estate will be sufficient to meet the cash requirements associated with our current and anticipated level of operations, maturing debt obligations and existing commitments. To the extent that our liquidity permits or financing sources are available, we will continue to make investments in real estate, primarily in improved and unimproved land, real estate entities and marketable equity securities, and will develop and construct income-producing properties.

Equity Investments. ARL has from time to time purchased shares of IOT and TCI. The Company may purchase additional equity securities of IOT and TCI through open market and negotiated transactions to the extent ARL's liquidity permits.

Equity securities of TCI held by ARL (and of IOT held by TCI) may be deemed "restricted securities" under Rule 144 of the Securities Act of 1933 ("Securities Act"). Accordingly, ARL may be unable to sell such equity securities other than in a registered public offering or pursuant to an exemption under the Securities Act for a one-year period after they are acquired. Such restrictions may reduce ARL's ability to realize the full fair value of such investments if ARL attempted to dispose of such securities in a short period of time.

Management reviews the carrying values of ARL's properties and mortgage notes receivable at least annually and whenever events or a change in circumstances indicate that impairment may exist. Impairment is considered to exist if, in the case of a property, the future cash flow from the property (undiscounted and without interest) is less than the carrying amount of the property. For notes receivable, impairment is considered to exist if it is probable that all amounts due under the terms of the note will not be collected. If impairment is found to exist, a provision for loss is recorded by a charge against earnings to the extent that the investment in the note exceeds management's estimate of the fair value of the collateral securing such note. The mortgage note receivable review includes an evaluation of the collateral property securing each note. The property review generally includes: (1) selective property inspections, (2) a review of the property's current rents compared to market rents, (3) a review of the property's expenses, (4) a review of maintenance requirements, (5) a review of the property's cash flow, (6) discussions with the manager of the property, and (7) a review of properties in the surrounding area.

Contractual Obligations

We have contractual obligations and commitments primarily with regards to the payment of mortgages. The following table aggregates our expected contractual obligations and commitments and includes items not accrued, per Generally Accepted Accounting Principles, through the term of the obligation such as interest expense and operating leases. Our aggregate obligations subsequent to December 31, 2009 are shown in the table below (dollars in thousands):

	Total	2010	2011	2012-2014	Thereafter
Long-term debt obligation[1]	$2,269,280	$547,471	$246,768	$295,995	$1,179,046
Capital lease obligation	—	—	—	—	—
Operating lease obligation	57,086	1,208	1,044	3,187	51,646
Purchase obligation	—	—	—	—	—
Other long-term debt liabilities reflected on the Registrant's Balance sheet under GAAP	—	—	—	—	—
Total	$2,326,366	$548,679	$247,812	$299,182	$1,230,692

(1) ARL's long-term debt may contain financial covenants that, if certain thresholds are not met, could allow the lender to accelerate principal payments or cause the note to become due immediately.

Environmental Matters

Under various federal, state and local environmental laws, ordinances and regulations, ARL may be potentially liable for removal or remediation costs, as well as certain other potential costs relating to hazardous or toxic substances (including governmental fines and injuries to persons and property) where property-level managers have arranged for the removal, disposal or treatment of hazardous or toxic substances. In addition, certain environmental laws impose liability for release of asbestos-containing materials into the air, and third parties may seek recovery for personal injury associated with such materials.

Management is not aware of any environmental liability relating to the above matters that would have a material adverse effect on ARL's business, assets or results of operations.

Inflation

The effects of inflation on ARL's operations are not quantifiable. Revenues from property operations tend to fluctuate proportionately with inflationary increases and decreases in housing costs. Fluctuations in the rate of inflation also affect the sales values of properties and the ultimate gains to be realized from property sales. To the extent that inflation affects interest rates, earnings from short-term investments and the cost of new financings as well as the cost of variable interest rate debt will be affected.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.*

ARL's future operations, cash flow and fair values of financial instruments are partially dependent upon the then existing market interest rates and market equity prices. Market risk is the change in the market rates and prices and the affect of the changes on the future operations. Market risk is managed by matching a property's anticipated net operating income to an appropriate financing.

ARL is exposed to interest rate risk associated with variable rate notes payable and maturing debt that has to be refinanced. ARL does not hold financial instruments for trading or other speculative purposes, but rather issues these financial instruments to finance its portfolio of real estate assets. ARL's interest rate sensitivity position is managed by ARL's capital markets department. Interest rate sensitivity is the relationship between changes in market interest rates and the fair value of market rate sensitive assets and liabilities. ARL's earnings are affected as changes in short-term interest rates impact its cost of variable rate debt and maturing fixed rate debt. A large portion of ARL's market risk is exposure to short-term interest rates from variable rate borrowings. The impact on ARL's financial statements of refinancing fixed debt that matured during 2009 was not material. As permitted, management intends to convert a significant portion of those borrowings from variable rates to fixed rates. If market interest rates for variable rate debt average 100 basis points more in 2010 than they did during 2009, ARL's interest expense would increase and net income would decrease by $5.2 million. This amount is determined by considering the impact of hypothetical interest rates on ARL's borrowing cost. The analysis does not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no change in ARL's financial structure.

The following table contains only those exposures that existed at December 31, 2009. Anticipation of exposures of risk on positions that could possibly arise was not considered. ARL's ultimate interest rate risk and its effect on operations will depend on future capital market exposures, which cannot be anticipated with a probable assurance level. All dollars are in thousands.

	2010	2011	2012	2013	2014	Thereafter	Total
Assets							
Market securities at fair value							$ 2,775
Note receivable							
Variable interest rate-fair value							$ 19,554
Instrument's maturities	$ 3,779	$15,775	$ —	$ —	$ —	$ —	$ 19,554
Instrument's amortization	—	—	—	—	—	—	—
Interest	962	747	—	—	—	—	1,709
Average rate	5.06%	5.25%	0.00%	0.00%	0.00%	0.00%	
Fixed interest rate-fair value							$ 73,583
Instrument's maturities	$ 24,664	$ 1,077	$ 1,875	$37,040	$ 3,984	$ 4,943	$ 73,583
Instrument's amortization	—	—	—	—	—	—	—
Interest	5,826	5,527	5,446	5,228	602	2,531	25,160
Average rate	11.46%	11.55%	11.55%	11.76%	10.76%	9.76%	

	2010	2011	2012	2013	2014	Thereafter	Total
Notes payable							
Variable interest rate-fair value							$522,206
Instrument's maturities	$386,094	$92,553	$11,601	$ 4,151	$ 5,796	$ 11,205	$511,400
Instrument's amortization	5,594	3,014	712	570	180	736	10,806
Interest	11,251	4,175	1,273	1,056	736	3,506	21,997
Average rate	5.23%	5.12%	6.22%	6.38%	6.50%		
Fixed interest rate-fair value							$888,682
Instrument's maturities	$ 81,871	$89,217	$57,889	$83,887	$ 338	$ 11,040	$324,242
Instrument's amortization	11,351	10,830	9,508	6,042	6,090	520,619	564,440
Interest	51,310	46,978	40,245	33,566	32,355	631,941	836,395
Average rate	6.69%	7.76%	7.66%	6.07%	6.13%		

ITEM 8. *CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

All other schedules are omitted because they are not required, are not applicable, or the information required is included in the Consolidated Financial Statements or the notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of and
Stockholders of American Realty Investors, Inc.
Dallas, Texas

We have audited the accompanying consolidated balance sheets of American Realty Investors, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows each for each of the years in the three-year period ended December 31, 2009. American Realty Investors, Inc.'s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 21, American Realty Investors, Inc.'s management intends to sell land and income producing properties and refinance or extend debt secured by real estate to meet the Company's liquidity needs.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Realty Investors, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. Schedules III and IV are presented for the purpose of complying with the Securities and Exchange Commission's rules and is not a required part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, fairly state, in all material respects, the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

Farmer, Fuqua & Huff, PC

Plano, Texas
March 31, 2010

AMERICAN REALTY INVESTORS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2009	December 31, 2008
	(dollars in thousands, except share and par value amounts)	
Assets		
Real estate, at cost	$1,718,837	$1,712,506
Real estate held for sale at cost, net of depreciation ($1,252 for 2009 and $640 for 2008)	5,147	10,333
Real estate subject to sales contracts at cost, net of depreciation ($13,985 for 2009 and $12,226 for 2008)	53,341	55,100
Less accumulated depreciation	(195,804)	(164,537)
Total real estate	1,581,521	1,613,402
Notes and interest receivable		
Performing (including $73,696 in 2009 and $38,384 in 2008 from affiliates and related parties)	91,872	68,845
Non-performing (including $0 in 2009 and $12,837 in 2008 from affiliates and related parties)	3,108	20,032
Less allowance for estimated losses	(11,836)	(11,874)
Total notes and interest receivable	83,144	77,003
Cash and cash equivalents	4,887	6,042
Restricted cash	—	271
Investments in securities	—	2,775
Investments in unconsolidated subsidiaries and investees	13,149	27,113
Other assets (including $175 in 2009 and $526 in 2008 from affiliates and related parties)	123,353	115,547
Total assets	$1,806,054	$1,842,153
Liabilities and Shareholders' Equity		
Liabilities:		
Notes and interest payable (including $0 for 2009 and $9,103 in 2008 to affiliates and related parties)	$1,327,188	$1,311,935
Notes related to assets held-for-sale	5,002	7,722
Notes related to subject to sales contracts	61,886	62,972
Stock-secured notes payable	24,853	14,026
Affiliate payables	20,574	23,018
Accounts payable and other liabilities (including $35,958 in 2009 and $0 in 2008 from affiliates and related parties)	155,202	124,902
	1,594,705	1,544,575
Commitments and contingencies:		
Shareholders' equity:		
Preferred Stock, $2.00 par value, authorized 15,000,000 shares, issued and outstanding Series A, 3,390,913 shares in 2009 and in 2008 (liquidation preference $33,909), including 900,000 shares in 2009 and 2008 held by subsidiaries	4,979	4,979
Common Stock, $.01 par value, authorized 100,000,000 shares; issued 11,874,138 shares in 2009 and in 2008	114	114
Treasury stock at cost; 637,072 shares in 2009 and 2008, which includes 276,972 shares held by TCI (consolidated) as of 2009 and 2008	(5,954)	(5,954)
Paid-in capital	91,081	92,609
Retained earnings	46,971	119,599
Accumulated other comprehensive income	2,186	4,331
Total American Realty Investors, Inc. shareholders' equity	139,377	215,678
Non-controlling interest	71,972	81,900
Total equity	211,349	297,578
Total liabilities and equity	$1,806,054	$1,842,153

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN REALTY INVESTORS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,		
	2009	2008	2007
Revenues:			
Rental and other property revenues (including $2,582 and $3,691 and $1,197 for 2009 and 2008 and 2007 respectively from affiliates and related parties)	$ 183,657	$ 177,367	$ 164,622
Expenses:			
Property operating expenses (including $3,003 and $3,195 and $3,150 for 2009 and 2008 and 2007 respectively from affiliates and related parties)	107,226	115,473	104,390
Depreciation and amortization	30,549	27,051	22,831
General and administrative (including $5,406 and $6,741 and $3,657 for 2009 and 2008 and 2007 respectively from affiliates and related parties)	14,688	16,938	17,605
Provision on impairment of notes receivable and real estate assets	44,578	12,417	1,003
Advisory fee to affiliate	15,683	15,940	14,898
Total operating expenses	212,724	187,819	160,727
Operating income (loss)	(29,067)	(10,452)	3,895
Other income (expense):			
Interest income (including $4,357 and $4,692 and $1,196 for 2009 and 2008 and 2007 respectively from affiliates and related parties)	9,701	10,876	11,632
Other income (including $1,414 and $3,485 and $0 for 2009 and 2008 and 2007 respectively from affiliates and related parties)	4,171	5,213	4,855
Mortgage and loan interest (including $2,595 and $2,729 and $603 for 2009 and 2008 and 2007 respectively from affiliates and related parties)	(87,902)	(90,912)	(87,819)
Earnings from unconsolidated subsidiaries and investees	35	(968)	(925)
Gain on foreign currency translation	292	(517)	—
Involuntary Conversion	—	—	34,771
Litigation settlement	(1,458)	(875)	(2,738)
Total other expenses	(75,161)	(77,183)	(40,224)
Loss before gain on land sales, non-controlling interest, and taxes	(104,228)	(87,635)	(36,329)
Gain on land sales	11,605	5,584	20,468
Loss from continuing operations before tax	(92,623)	(82,051)	(15,861)
Income tax benefit	3,492	38,158	15,778
Net loss from continuing operations	(89,131)	(43,893)	(83)
Discontinued operations:			
Loss from discontinued operations	(142)	(10,552)	(8,300)
Gain on sale of real estate from discontinued operations	10,106	119,572	53,375
Income tax expense from discontinued operations	(3,492)	(38,158)	(15,778)
Net income (loss)	(82,659)	26,969	29,214
Net income (loss) attributable to non-controlling interests	12,518	(4,335)	(2,652)
Net income (loss) attributable to American Realty Investors, Inc.	(70,141)	22,634	26,562
Preferred dividend requirement	(2,488)	(2,487)	(2,490)
Net income (loss) applicable to common shares	$ (72,629)	$ 20,147	$ 24,072
Earnings per share—basic			
Loss from continuing operations	$ (7.04)	$ (4.66)	$ (0.51)
Discontinued operations	0.58	6.51	2.86
Net income (loss) applicable to common shares	$ (6.46)	$ 1.85	$ 2.35
Earnings per share—diluted			
Loss from continuing operations	$ (7.04)	$ (4.66)	$ (0.51)
Discontinued operations	0.58	6.51	2.86
Net income (loss) applicable to common shares	$ (6.46)	$ 1.85	$ 2.35
Weighted average common share used in computing earnings per share	11,237,066	10,888,833	10,227,593
Weighted average common share used in computing diluted earnings per share	11,237,066	10,888,833	10,227,593
Amounts attributable to American Realty Investors, Inc.			
Loss from continuing operations	$ (89,131)	$ (43,893)	$ (83)
Income from discontinued operations	6,472	70,862	29,297
Net income (loss)	$ (82,659)	$ 26,969	$ 29,214

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN REALTY INVESTORS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Three Years Ended December 31, 2009
(dollars in thousands)

	Total Capital	Comprehensive Loss	Series A Preferred Stock	Common Stock Shares	Common Stock Amount	Treasury Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest
Balance, December 31, 2006	$238,683	$ —	$4,979	11,592,272	$114	$(15,146)	$ 93,378	$ 75,380	$ 1,784	$ 78,194
Unrealized loss on foreign investments	4,427	4,427	—	—	—	—	—	—	4,427	—
Unrealized gain on investment securities	(5,983)	(5,983)	—	—	—	—	—	—	(5,983)	—
Net income	29,214	29,214	—	—	—	—	—	26,562	—	2,652
Acquisition of non-controlling interest	(11,786)	—	—	—	—	—	6,899	—	—	(18,685)
Acquisition of controlling interest	—	—	—	—	—	—	—	—	—	—
Repurchase/sale of treasury stock	2,482					2,482				
Series A preferred stock cash dividend ($1.00 per share)	(2,490)	—	—	—	—	—	—	(2,490)	—	—
Balance, December 31, 2007	$254,547	$ 27,658	$4,979	11,592,272	$114	$(12,664)	$100,277	$ 99,452	$ 228	$ 62,161
Unrealized loss on foreign investments	9,685	9,685	—	—	—	—	—	—	9,685	—
Unrealized gain on investment securities	(5,582)	(5,582)	—	—	—	—	—	—	(5,582)	—
Net income	26,969	26,969	—	—	—	—	—	22,634	—	4,335
Acquisition of non-controlling interest	7,736	—	—	—	—	—	(7,668)	—	—	15,404
Acquisition of controlling interest	—	—	—	—	—	—	—	—	—	—
Stock reconciliation	—	—	—	281,866						
Repurchase/sale of treasury stock	6,710	—				6,710				
Series A preferred stock cash dividend ($1.00 per share)	(2,487)	—	—	—	—	—	—	(2,487)	—	—
Balance, December 31, 2008	$297,578	$ 31,072	$4,979	11,874,138	$114	$ (5,954)	$ 92,609	$119,599	$ 4,331	$ 81,900
Unrealized gain on investment securities	(2,775)	(2,775)	—	—	—	—	—	—	(2,145)	(630)
Net loss	(82,659)	(82,659)	—	—	—	—	—	(70,141)	—	(12,518)
Acquisition of non-controlling interest	1,692	—	—	—	—	—	(1,528)	—	—	3,220
Acquisition of controlling interest	—	—	—	—	—	—	—	—	—	—
Series A preferred stock cash dividend ($1.00 per share)	(2,487)	—	—	—	—	—	—	(2,487)	—	—
Balance, December 31, 2009	$211,349	$(85,434)	$4,979	11,874,138	$114	$ (5,954)	$ 91,081	$ 46,971	$ 2,186	$ 71,972

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN REALTY INVESTORS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2009	2008	2007
	(dollars in thousands)		
Cash Flow From Operating Activities:			
Net income (loss) applicable to common shares	$(72,629)	$ 20,147	$ 24,072
Adjustments to reconcile net loss applicable to common shares to net cash used in operating activities:			
Gain on sale of land	(11,605)	(5,584)	(20,468)
Depreciation and amortization	32,418	27,995	28,967
Provision on impairment of notes receivable and real estate assets	44,578	12,417	1,003
Amortization of deferred borrowing costs	5,676	9,481	7,157
Earnings from unconsolidated subsidiaries and investees	35	(4,713)	(286)
Change in non-controlling interest	9,929	4,334	—
Gain (loss) on foreign currency translation	(292)	517	(2,368)
Gain on sale of income producing properties	(10,106)	(119,572)	(53,375)
(Increase) decrease in assets:			
Accrued interest receivable	1,520	2,081	(2,347)
Restricted cash	(271)	2,285	3,444
Other assets	(13,559)	58,529	3,935
Prepaid expense	(1,127)	(1,187)	(1,890)
Escrow	(3,035)	(21,227)	(1,022)
Earnest money	(1,723)	4,128	6,544
Rent receivables	(413)	(6,530)	(7,641)
Increase (decrease) in liabilities:			
Accrued interest payable	(116)	(1,997)	(5,556)
Cash received from Advisor	(2,444)	23,018	(11,601)
Other liabilities	(2,685)	20,018	(2,888)
Net cash provided by (used in) operating activities	(25,849)	24,140	(34,320)
Cash Flow From Investing Activities:			
Proceeds from notes receivables ($3,077 in 2009, $0 in 2008 from affiliates)	8,000	(351)	16,542
Acquisition of land held for development	(11,844)	(54,744)	(24,965)
Proceeds from sales of income producing properties	44,356	179,669	55,256
Proceeds from sale of land	42,029	16,988	65,516
Investment in unconsolidated real estate entities	16,740	(3,246)	960
Improvement of land held for development	(13,542)	(1,789)	(3,728)
Improvement of income producing properties	(3,233)	(16,873)	(15,135)
Investment in marketable securities	2,775	10,382	—
Acquisition of income producing properties	(5,971)	(64,466)	(114,258)
Acquisition of non-controllable interest	—	19,739	2,652
Construction and development of new properties	(32,457)	(148,822)	(204,672)
Net cash provided by (used in) investing activities	46,853	(63,513)	(221,832)
Cash Flow From Financing Activities:			
Proceeds from notes payable	62,408	221,354	529,058
Recurring amortization of principal on notes payable	(26,528)	(20,323)	(12,872)
Payments on maturing notes payable	(61,505)	(178,746)	(240,209)
Deferred financing costs	(4,534)	8,380	(10,394)
Stock-secured borrowings	8,000	(3,520)	(4,906)
Repurchase/sale of treasury stock	—	6,710	—
Net cash provided by (used in) financing activities	(22,159)	33,855	260,677
Net increase (decrease) in cash and cash equivalents	(1,155)	(5,518)	4,525
Cash and cash equivalents, beginning of period	6,042	11,560	7,035
Cash and cash equivalents, end of period	$ 4,887	$ 6,042	$ 11,560
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 89,728	$ 97,158	$ 110,997
Cash paid for income taxes, net of refunds	$ —	$ —	$ —
Schedule of noncash investing and financing activities:			
Unrealized foreign currency translation gain	$ —	$ 9,685	$ 4,427
Unrealized loss on marketable securities	$ (2,575)	$ (5,582)	$ (5,983)
Note receivable allowance	$ —	$ (1,500)	$ —
Note receivable for treasury stock	$ —	$ —	$ 3,779
Note receivable received from affiliate	$ 2,341	$ —	$ 16,132
Note receivable from sale of real estate	$ 2,700	$ —	$ —
Note paydown from right to build sale	$ 1,500	$ —	$ —
Land exchanged with related party	$ —	$ —	$ 900
Acquitision of real estate to satisfy note receivable	$ (7,748)	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN REALTY INVESTORS, INC

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)
For the Three Years Ended December 31, 2009

	2009	2008	2007
Net income (loss)	$(82,659)	$26,969	$29,214
Other comprehensive income (loss)			
Unrealized loss on foreign currency translation	—	9,685	4,427
Unrealized gain on investment securities	(2,575)	(5,582)	(5,983)
Total other comprehensive income (loss)	(2,575)	4,103	(1,556)
Comprehensive income (loss)	(85,234)	31,072	27,658
Comprehensive income (loss) attributable to non-controlling interest	12,518	(4,335)	(2,652)
Comprehensive income (loss) attributable to American Realty Investors, Inc.	$(72,716)	$26,737	$25,006

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN REALTY INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

The accompanying Consolidated Financial Statements of American Realty Investors, Inc. and consolidated entities have been prepared in conformity with accounting principles generally accepted in the United States of America, the most significant of which are described in Note 1. "Organization and Summary of Significant Accounting Policies." The Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements. The data presented in the Notes to Consolidated Financial Statements are as of December 31 of each year and for the year then ended, unless otherwise indicated. Dollar amounts in tables are in thousands, except per share amounts.

Certain balances for 2007 and 2008 have been reclassified to conform to the 2009 presentation.

NOTE 1. *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Organization and business. In November 1999, ARL, a Nevada corporation, was formed, and in August 2000, ARL acquired ART, a Georgia corporation and National Realty, L.P. ("NRLP"), a Delaware partnership. ARL primarily invests in real estate and real estate-related entities, and purchases and originates mortgage loans. At December 31, 2009, we owned 61 residential apartment communities comprising of 11,942 units, two apartment projects in development, 32 commercial properties comprising an aggregate of approximately 5.8 million square feet, five hotels comprising 808 rooms, and an investment in 11,635 acres of undeveloped and partially developed land.

The Company is headquartered in Dallas, Texas and its common stock trades on the New York Stock Exchange under the symbol "ARL". Approximately 87% of ARL's stock is owned by affiliated entities. ARL owns approximately 82.8% of the outstanding shares of common stock of Transcontinental Realty Investors, Inc., ("TCI"), a Nevada corporation which has its common stock listed and traded on the New York Stock Exchange, Inc. under the symbol ("NYSE:TCI"). ARL has consolidated TCI's accounts and operations since March 2003. Prime Income Asset Management, LLC ("Prime") is the Company's external advisor. Regis Realty I, LLC, an affiliate of Prime, manages the Company's commercial properties, and Regis Hotel I, LLC, another Prime affiliate, manages the Company's hotel investments. ARL engages four third-party companies to lease and manage its apartment properties.

On July 17, 2009, TCI, a subsidiary of ARL, acquired from Syntek West, Inc., ("SWI"), 2,518,934 shares of common stock, par value $0.01 per share of IOT at an aggregate price of $17,884,431 (approximately $7.10 per share), the full amount of which was paid by TCI through an assumption of an aggregate amount of indebtedness of $17,884,431 on the outstanding balance owed by SWI to IOT. The 2,518,934 shares of IOT common stock acquired by TCI constituted approximately 60.4% of the issued and outstanding common stock of IOT. TCI has owned for several years an aggregate of 1,037,184 shares of common stock of IOT (approximately 25% of the issued and outstanding). After giving effect to the transaction on July 17, 2009, TCI owns an aggregate of 3,556,118 shares of IOT common stock which constitutes approximately 85.3% of the outstanding shares (which is a total of 4,168,214 shares). Shares of IOT are traded on the American Stock Exchange.

With TCI's acquisition of the additional shares on July 17, 2009, which increased the aggregate ownership to in excess of 80%, beginning in July 2009, IOT's results of operations are now consolidated with those of TCI for tax and financial reporting purposes. At the time of the acquisition, the historical accounting value of IOT's assets was $112 million and liabilities were $43 million. In that the shares of IOT acquired by TCI were from a related party, the values recorded by TCI are IOT's historical accounting values at the date of transfer. TCI's fair valuation of IOT assets and liabilities at the acquisition date approximated IOT's book value. The net difference between the purchase price and historical accounting basis of the assets and liabilities acquired was $35 million and has been reflected by TCI as deferred income. The deferred income will be recognized upon the sale of the land that IOT held on its books as of the date of sale, to an independent third party.

FASB Accounting Standards Codification. The company presents its financial statements in accordance with generally accepted accounting principles in the United States ("GAAP"). In June 2009, the Financial Accounting Standards Board ("FASB") completed its accounting guidance codification project. The FASB Accounting Standards Codification ("ASC") became effective for the Company's financial statements issued subsequent to June 30, 2009 and is the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. As of the effective date, the company will no longer refer to the authoritative guidance dictating its accounting methodologies under the previous accounting standards hierarchy. Instead, the Company will refer to the ASC Codification as the sole source of authoritative literature.

Basis of presentation. The accompanying Consolidated Financial Statements include the accounts of the Company, its subsidiaries, generally all of which are wholly-owned, and all entities in which the Company has a controlling interest. Arrangements that are not controlled through voting or similar rights are accounted for as a Variable Interest Entity (VIE), in accordance with the provisions and guidance of ASC Topic 810 "Consolidation", whereby the Company has been determined to be a primary beneficiary of the VIE and meets certain criteria of a sole general partner or managing member as identified in accordance with Emerging Issues Task Force ("EITF") Issue 04-5, Investor's Accounting for an Investment in a Limited Partnership when the Investor is the Sole General Partner and the Limited Partners have Certain Rights ("EITF 04-5"). VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders as a group lack adequate decision making ability, the obligation to absorb expected losses or residual returns of the entity, or have voting rights that are not proportional to their economic interests. The primary beneficiary generally is the entity that provides financial support and bears a majority of the financial risks, authorizes certain capital transactions, or makes operating decisions that materially affect the entity's financial results. All significant intercompany balances and transactions have been eliminated in consolidation.

In determining whether we are the primary beneficiary of a VIE, we consider qualitative and quantitative factors, including, but not limited to: the amount and characteristics of our investment; the obligation or likelihood for us or other investors to provide financial support; our and the other investors' ability to control or significantly influence key decisions for the VIE; and the similarity with and significance to the business activities of us and the other investors. Significant judgments related to these determinations include estimates about the current future fair values and performance of real estate held by these VIEs and general market conditions.

For entities in which the Company has less than a controlling financial interest or entities where it is not deemed to be the primary beneficiary, the entities are accounted for using the equity method of accounting. Accordingly, the Company's share of the net earnings or losses of these entities is included in consolidated net income. ARI's investments in Gruppa Florentina LLC, LK Four Hickory LLC, and Garden Centura LP are accounted for under the equity method.

Real estate, depreciation, and impairment. Real estate assets are stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties (buildings and improvements—20-40 years; furniture, fixtures and equipment—5-10 years). The Company continually evaluates the recoverability of the carrying value of its real estate assets using the methodology prescribed in ASC Topic 360, "Property, Plant and Equipment," Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset's net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value.

Real estate held-for-sale. The Company periodically classifies real estate assets as held for sale. An asset is classified as held for sale after the approval of the Company's board of directors and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded. Real estate assets held for sale are stated separately on the accompanying consolidated balance sheets. Upon a decision to no longer market as an asset for sale, the asset is classified as an operating asset and depreciation expense is reinstated. The operating results of real estate assets held for sale and sold are reported as discontinued operations in the accompanying statements of operations. Income from discontinued operations includes the revenues and expenses, including depreciation and interest expense, associated with the assets. This classification of operating results as discontinued operations applies retroactively for all periods presented. Additionally, gains and losses on assets designated as held for sale are classified as part of discontinued operations.

Cost Capitalization. Costs related to planning, developing, leasing and constructing a property are capitalized and classified as Properties in the Consolidated Balance Sheets. The Company capitalizes interest to qualifying assets under development based on average accumulated expenditures outstanding during the period. In capitalizing interest to qualifying assets, the Company first uses the interest incurred on specific project debt, if any, and next uses the company's weighted average interest rate of non-project specific debt.

The company capitalizes interest, real estate taxes and certain operating expenses on the unoccupied portion of recently completed properties from the date a project receives its certificate of occupancy to the date on which the project achieves 80% economic occupancy.

The company capitalizes leasing costs which include commissions paid to outside brokers, legal costs incurred to negotiate and document a lease agreement and any internal costs that may be applicable. The company allocates these costs to individual tenant leases and amortizes them over the related lease term.

Fair value measurement. The company applies the guidance in ASC Topic 820, "Fair Value Measurements and Disclosures," to the valuation of real estate assets. These provisions define fair value as the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date, establish a hierarchy that prioritizes the information used in developing fair value estimates and require disclosure of fair value measurements by level within the fair value hierarchy. The hierarchy gives the highest priority to quoted prices in active markets (Level 1 measurements) and the lowest priority to unobservable data (Level 3 measurements), such as the reporting entity's own data.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and includes three levels defined as follows:

Level 1—Unadjusted quoted prices for identical and unrestricted assets or liabilities in active markets.

Level 2—Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3—Unobservable inputs that are significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Recognition of Revenue. Our revenues, which are composed largely of rental income, include rents reported on a straight-line basis over the lease term. In accordance with ASC 805 "Business Combinations", the Company recognizes rental revenue of acquired in-place "above-" and "below-market" leases at their fair values over the terms of the respective leases.

Reimbursements of operating costs, as allowed under most of our commercial tenant leases, consist of amounts due from tenants for common area maintenance, real estate taxes and other recoverable costs, and are recognized as revenue in the period in which the recoverable expenses are incurred. We record these reimbursements on a "gross" basis, since we generally are the primary obligor with respect to purchasing goods and services from third-party suppliers, have discretion in selecting the supplier and have the credit risk with respect to paying the supplier.

Rental income for residential property leases is recorded when due from residents and is recognized monthly as earned, which is not materially different than on a straight-line basis as lease terms are generally for periods of one year or less. For hotel properties, revenues for room sales and guest services are recognized as rooms are occupied and services are rendered. An allowance for doubtful accounts is recorded for all past due rents and operating expense reimbursements considered to be uncollectible.

Sales and the associated gains or losses of real estate assets are recognized in accordance with the provisions of ASC Topic 360-20, "Property, Plant and Equipment – Real Estate Sale". The specific timing of a sale is measured against various criteria in ASC 360-20 related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the properties. If the sales criteria for the full accrual method are not met, the Company defers some or all of the gain recognition and accounts for the continued operations of the property by applying the finance, leasing, deposit, installment or cost recovery methods, as appropriate, until the sales criteria are met.

Foreign currency translation. Foreign currency denominated assets and liabilities of subsidiaries with local functional currencies are translated to United States dollars at year-end exchange rates. The effects of translation are recorded in the cumulative translation component of shareholders' equity. Subsidiaries with a United States dollar functional currency re-measure monetary assets and liabilities at year-end exchange rates and non-monetary assets and liabilities at historical exchange rates. The effects of re-measurement are included in income. Exchange gains and losses arising from transactions denominated in foreign currencies are translated at average exchange rates.

Non-performing notes receivable. ARL considers a note receivable to be non-performing when the maturity date has passed without principal repayment and the borrower is not making interest payments in accordance with the terms of the agreement.

Interest recognition on notes receivable. For notes other than surplus cash notes, we record interest income as earned in accordance with the terms of the related loan agreements. On cash flow notes where payments are based upon surplus cash from operations, accrued but unpaid interest income is only recognized to the extent cash is received.

Allowance for estimated losses. We assess the collectability of notes receivable on a periodic basis, of which the assessment consists primarily of an evaluation of cash flow projections of the borrower to determine whether estimated cash flows are sufficient to repay principal and interest in accordance with the contractual terms of the note. We recognize impairments on notes receivable when it is probable that principal and interest will not be received in accordance with the contractual terms of the loan. The amount of the impairment to be recognized generally is based on the fair value of the partnership's real estate that represents the primary source of loan repayment. See Note 3 for details on our Notes Receivable.

Cash equivalents. For purposes of the Consolidated Statements of Cash Flows, all highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Earnings per share. Income (loss) per share is presented in accordance with ASC 620 "Earnings per Share". Income (loss) per share is computed based upon the weighted average number of shares of common stock outstanding during each year.

Use of estimates. In the preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America, it is necessary for management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expense for the year ended. Actual results could differ from those estimates.

Income Taxes. ARL is a "C Corporation" for U.S. federal income tax purposes. ARL files an annual consolidated income tax return with TCI and IOT and their subsidiaries. ARL is the common parent for the consolidated group. ARL is part of a tax sharing and compensating agreement with respect to federal income taxes between ARL, TCI and IOT and their subsidiaries that was entered into in July of 2009. Prior to 2009, ARL and TCI and their subsidiaries were in a tax sharing and compensating agreement with respect to federal income taxes and IOT was the parent company of its own consolidated filing group. The agreement specifies the manner in which the group will share the consolidated tax liability and also how certain tax attributes are to be treated among members of the group.

Recent Accounting Pronouncements. There were no recent accounting pronouncements that our company has not implemented that materially affect our financial statements.

NOTE 2. *REAL ESTATE*

A summary of our real estate owned as of the end of the year is listed below (dollars in thousands):

	2009	2008
Apartments	$ 713,384	$ 656,578
Apartments under construction	5,296	56,195
Commercial properties	445,061	441,318
Hotels	41,139	41,046
Land held for development	513,957	517,369
Real estate held for sale	6,399	10,973
Real estate subject to sales contract	67,326	67,326
Total real estate	1,792,562	1,790,805
Less accumulated deprecation	(211,041)	(177,403)
	$1,581,521	$1,613,402

Expenditures for repairs and maintenance are charged to operations as incurred. Significant betterments are capitalized. When assets are sold or retired, their costs and related accumulated depreciation are removed from the accounts with the resulting gains or losses reflected in net income or loss for the period.

Depreciation is computed on a straight line basis over the estimated useful lives of the assets as follows:

Land improvements	25 to 40 years
Buildings and improvements	10 to 40 years
Tenant improvements	Shorter of useful life or terms of related lease
Furniture, fixtures and equipment	3 to 7 years

Provision for Asset Impairments:

In 2009, the provision for allowance and impairments was related to our receivables and our investments in unconsolidated entities and other investees. Provision for allowance on notes receivable and impairment was $44.6 million for the twelve months ended December 31, 2009. Impairment was recorded as an additional loss in the investment portfolio of $1.9 million in commercial properties we currently hold, $35.6 million in land we currently hold and $7.1 million in land that was sold in the third quarter for a loss. In 2008, we recorded a $5.0 million allowance for doubtful receivables and a $7.4 million allowance for doubtful collectability of certain investments within our portfolio.

The following is a brief description of the more significant property acquisitions and sales in 2009:

In January 2009, we sold 9.3 acres of land known as Woodmont Schiff-Park Forest land located in Dallas, Texas for $7.7 million. We received $3.9 million in cash after paying off the existing debt of $3.2 million and closing costs of $0.6 million. In addition, we booked a $2.1 million receivable. There was no gain or loss recorded on the sale of the land parcel.

In January 2009, we sold the Chateau Bayou Apartments, a 122-unit complex located in Ocean Springs, Mississippi for $6.9 million. We received $3.1 million in cash after paying off the existing debt of $3.5 million and closing costs of $0.3 million. We recorded a gain on sale of $4.2 million on the property.

In April 2009, we sold the Cullman Shopping Center, a 92,500 square foot facility located in Cullman, Alabama for a sales price of $4.0 million. We received $3.0 million in cash after paying off the existing debt of $1.0 million. The project was sold to a related party; therefore the gain of $1.9 million was deferred and will be recorded upon sale to a third party.

In April 2009, we sold 3.02 acres of land known as West End land located in Dallas, Texas for a sales price of $8.5 million. We received $4.6 million in cash after paying off the existing debt of $3.4 million and closing costs of $0.5 million. We recorded a gain on sale of $4.9 million on the land parcel.

In April 2009, we sold 3.13 acres of land known as Verandas at City View land located in Fort Worth, Texas for a sales price of $1.3 million. We paid off the existing debt of $1.3 million and closing costs. We recorded a gain on sale of $0.7 million on the land parcel.

In June 2009, we sold 3.96 acres of land known as Teleport land located in Irving, Texas for a sales price of $1.1 million. We received $1.0 million in cash after paying off the existing debt of $0.1 million and closing costs. We recorded a gain on sale of $0.4 million on the land parcel.

In June 2009, we sold the 76-unit Bridgestone apartments located in Friendswood, Texas for a sales price of $2.9 million. We received $0.83 million in cash after paying off the existing debt of $1.9 million and closing costs of $0.18 million. We recorded a gain on sale of $2.2 million on the property.

In June 2009, we sold 8.23 acres of land known as Leone land located in Irving, Texas for a sales price of $3.2 million. We received $2.0 million in cash after paying off the existing debt of $1.2 million and closing costs of $0.13 million. We recorded a gain on sale of $1.5 million on the land parcel.

In July 2009, we sold 29.53 acres of Hines Meridian land located in Dallas, Texas and 807.90 acres of Travis Ranch land located in Kaufman County, Texas for $16.0 million. We paid off the existing debt of $13.5 million. We recorded no gain or loss on the land parcels.

In July 2009, we sold 378 acres of Beltline land located in Dallas, Texas for $2.0 million. We paid off the existing debt of $2.0 million. We recorded no gain or loss on the land parcel.

In July 2009, we sold the 5000 Space Center, a 101,500 square foot commercial facility located in San Antonio, Texas and the 5360 Tulane, a 30,000 square foot commercial facility located in Atlanta, Georgia for a sales price of $4.0 million. We received $2.7 million in cash after paying off the existing debt of $1.3 million. We recorded a gain on sale of $3.0 million on the commercial properties.

In September 2009, we purchased 54.86 acres of Gautier land located at Gautier, Mississippi for $3.4 million.

In October 2009, we sold the 2010 Valley View office building; a 40,666 square foot facility located in Farmers Branch, Texas, for a sales price of $3.2 million. We received $1.2 million in cash by way of an intercompany note receivable increase after paying off the existing debt of $2.0 million. The property was sold to a related party; therefore the gain of $0.8 million was deferred and will be recorded upon sale to a third party. We also sold the Parkway Centre retail shopping center; a 28,374 square foot facility located in Dallas, Texas, for a sales price of $4.0 million. We received $1.3 million in cash by way of an intercompany note receivable increase after paying off the existing debt of $2.6 million. The property was sold to a related party; therefore the gain of $0.6 million was deferred and will be recorded upon sale to a third party.

In November 2009, we acquired 27.192 acres of McKinney Ranch land located in McKinney, Texas in lieu of a note receivable payoff of $6.4 million and existing mortgage assumption of $5.3 million.

In November 2009, we purchased the Keller Springs Technical Center, an 80,000 square foot commercial building located in Carrollton, Texas for $6.0 million. We assumed the current mortgage of $6.0 million.

In December 2009, we sold the Bridges on Kinsey Apartments, a 232-unit complex, located in Tyler, Texas for $20.5 million. We received $6.8 million in cash, and the buyer assumed the existing mortgage of $14.0 million secured by the property. The property was sold to a related party; therefore the gain of $5.2 million was deferred and will be recorded upon sale to a third party.

NOTE 3. *NOTES AND INTEREST RECEIVABLE*

A portion of our assets are invested in mortgage notes receivable, principally secured by real estate. We may originate mortgage loans in conjunction with providing purchase money financing of property sales. Notes receivable are generally collateralized by real estate or interests in real estate and personal guarantees of the borrower and, unless noted otherwise, are so secured Management intends to service and hold for investment the mortgage notes in our portfolio. A majority of the notes receivable provide for principal to be paid at maturity. Our mortgage notes receivable consist of first, wraparound and junior mortgage loans (dollars in thousands).

Borrower	Maturity Date	Interest Rate	Amount	Security
Performing loans:				
3334Z Apts, LP	04/12	6.50%	$ 1,875	100% Interest in 3334Z Apts
Basic Capital Management[1]	10/11	prime + 2%	1,253	Industrial building, Arlington, TX
Basic Capital Management[1]	10/11	prime + 2%	1,523	Retail building, Cary, NC
Dallas Fund XVII LP	10/09	9.00%	1,116	Assignment of partnership interests
Garden Centura LP[1]	N/A	7.00%	2,210	Excess cash flow from partnership
Arcadian Energy, Inc. (formerly known as International Health Product)[1]	08/10	prime + 1%	3,779	335,900 shares of stock (11.25 per share)
Miscellaneous non-related party notes	Various	Various	3,815	Various security interests
Miscellaneous related party notes[1]	Various	Various	3,966	Various security interests
Pioneer Austin Development	10/08[2]	18.00%	2,407	33 acres undeveloped land, Austin, TX
Realty Advisors[1]	11/11	prime + 2%	12,999	850 shares of ARI stock owned by BCM
Unified Housing of Harvest Hill[1]	10/13	12.00%	8,894	100% Interest in UHF Harvest Hill
HFS of Humble LLC[1]	12/17	12.00%	2,733	100% Interest in HFS Humble
UHF, Inc. (Inwood on the park)[1]	12/13	12.00%	5,113	100% Interest in UHF Inwood
UHF, Inc. (Kensington Park)[1]	03/14	12.00%	3,984	100% Interest in UHF Kensington
UHF, Inc. (Cliffs on Eldorado)[1]	12/13	12.00%	2,469	100% Interest in UHF McKinney
Housing for Seniors of Humble, LLC[1]	12/13	11.50%	2,000	Unsecured
Housing for Seniors of Humble, LLC[1]	12/13	11.50%	6,363	Interest in Unified Housing Foundation Inc.
UHF, Inc. (Marquis at Vista Ridge)[1]	12/13	12.00%	2,735	100% Interest in Housing for Seniors of Lewisville LLC
UHF, Inc. (Echo Station)[1]	12/13	12.00%	1,668	100% Interest in UH of Temple LLC
UHF, Inc. (Cliffs of El Dorado)[1]	09/10	10.00%	2,990	100% Interest in UH of McKinney LLC
UHF, Inc. (Timbers of Terrell)[1]	12/13	12.00%	1,323	100% Interest in UH of Terrell LLC
UHF, Inc. (Tivoli)[1]	12/13	12.00%	1,826	100% Interest in UH of Tivoli LLC
UHF, Inc. (Parkside Crossing)[1]	12/13	12.00%	1,936	100% Interest in UH of Parkside Crossing
UHF, Inc. (Sendero Ridge)[1]	12/13	12.00%	5,227	100% Interest in UH of Sendero Ridge LLC
UHF, Inc. (Limestone Ranch)[1]	12/13	12.00%	2,250	100% Interest in UH of Vista Ridge LLC
UHF, Inc. (Limestone Canyon)[1]	12/13	12.00%	3,080	100% Interest in UH of Austin LLC
Accrued interest			2,338	
Total Performing			**$ 91,872**	
Non-Performing loans:				
Tracy Suttles	12/11	0.00%	1,077	Unsecured
Windmill Farms	07/09[2]	7.00%	2,007	Unsecured
Accrued interest			24	
Total Non-Performing			**$ 3,108**	
Total			**94,980**	
Allowance for estimated losses			(11,836)	
Total			**$ 83,144**	

(1) Related party notes
(2) Renegotiating note

Junior Mortgage Loans. We may invest in junior mortgage loans, secured by mortgages that are subordinate to one or more prior liens either on the fee or a leasehold interest in real estate. Recourse on such loans ordinarily includes the real estate on which the loan is made, other collateral and personal guarantees by the borrower. The Board of Directors restricts investment in junior mortgage loans, excluding wraparound mortgage loans, to not more than 10.0% of our assets. At December 31, 2009, 4.6% of our assets were invested in junior and wraparound mortgage loans.

Interest income is recognized on non-performing notes receivable and cash flow notes receivables. Effective 2009, interest income is recorded when cash is received, and no accrued interest income is recorded on non-performing notes receivables. If the notes for the years 2009 and 2008 had been performing, an additional interest income totaling $1.0 million and $84,800, respectively, would have been recognized.

As of December 31, 2009, the obligors on $73.7 million or 88.6% of the mortgage notes receivable portfolio were due from affiliated entities. Also at that date, $3.1 million or 3.7% of the mortgage notes receivable portfolio was non-performing. At December 31, 2009, approximately 4.6% of our assets were invested in notes and interest receivable.

NOTE 4. *ALLOWANCE FOR ESTIMATED LOSSES*

The table below shows our allowance for estimated losses (dollars in thousands).

	2009	2008	2007
Balance January 1,	$11,874	$ 2,978	$1,000
(Decrease) Increase in provision	(38)	8,896	1,978
Balance December 31,	$11,836	$11,874	$2,978

NOTE 5. *INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND INVESTEES*

Investments in unconsolidated subsidiaries, jointly owned companies and other investees in which we have a 20% to 50% interest or otherwise exercise significant influence are carried at cost, adjusted for the Company's proportionate share of their undistributed earnings or losses, via the equity method of accounting. IOT is a related entity and is consolidated as of July 2009.

Investment accounted for via the equity method consists of the following:

	Percentage ownership as of	
	December 31, 2009	December 31, 2008
LK Four Hickory[2]	29%	29%
Income Opportunity Investors, Inc.[1]	0%	25%
Garden Centura, LP[2]	5%	5%
Gruppa Florentina, LLC[2]	20%	20%

(1) Consolidated subsidiary as of 7/09
(2) Other investees

Our partnership interest in Garden Centura LP in the amount of 5% is accounted for under the equity method, because we exercise significant influence over the operations and financial activities. We have guaranteed the notes payable and control the day to day activities. Accordingly, the investment is carried at cost, adjusted for the companies' proportionate share of earnings or losses.

The market values, other than the unconsolidated subsidiaries, as of the year ended December 31, 2009 and 2008 were not determinable as there were no readily traded markets for these entities.

The following is a summary of the financial position and results of operations from our unconsolidated subsidiaries and investees (dollars in thousands);

	Unconsolidated Subsidiaries	Other Investees	Total
For the Year Ended December 31, 2009			
Real estate, net of accumulated depreciation	$ —	$125,510	$ 125,510
Notes receivable	—	3,927	3,927
Other assets	—	43,563	43,563
Notes payable	—	(92,494)	(92,494)
Other liabilities	—	(11,911)	(11,911)
Shareholders equity/partners capital	—	(68,595)	(68,595)
	—	—	—
Revenue	$ —	$ 52,771	$ 52,771
Depreciation	—	(6,512)	(6,512)
Operating expenses	—	(40,322)	(40,322)
Gain on land sales	—	—	—
Interest expense	—	(6,194)	(6,194)
Loss from continuing operations	—	(257)	(257)
Income from discontinued operations	—	—	—
Net loss	$ —	$ (257)	$ (257)
Companys proportionate share of earnings	$ —	$ (48)	$ (48)

	Unconsolidated Subsidiaries	Other Investees	Total
For the Year Ended December 31, 2008			
Real estate, net of accumulated depreciation	$ 36,942	$130,538	$ 167,480
Notes receivable	39,606	3,367	42,973
Other assets	39,005	43,929	82,934
Notes payable	(42,319)	(97,543)	(139,862)
Other liabilities	(2,459)	(9,093)	(11,552)
Shareholders equity/partners capital	(70,775)	(71,198)	(141,973)
	—	—	—
Revenue	$ 3,827	$ 58,706	$ 62,533
Depreciation	(206)	(6,244)	(6,450)
Operating expenses	(3,475)	(44,914)	(48,389)
Gain on land sales	—	—	—
Interest expense	(2,410)	(6,382)	(8,792)
Income (loss) from continuing operations	(2,264)	1,166	(1,098)
Income from discontinued operations	28,973	—	28,973
Net income	$ 26,709	$ 1,166	$ 27,875
Companys proportionate share of earnings	$ 6,656	$ 146	$ 6,802

	Unconsolidated Subsidiaries	Other Investees	Total
For the Year Ended December 31, 2007			
Real estate, net of accumulated depreciation	$ 57,603	$132,450	$ 190,053
Notes receivable	27,441	2,724	30,165
Other assets	31,936	43,262	75,198
Notes payable	(69,506)	(99,454)	(168,960)
Other liabilities	(2,730)	(8,952)	(11,682)
Shareholders equity/partners capital	(44,744)	(70,030)	(114,774)
Revenue	$ 7,050	$ 49,432	$ 56,482
Depreciation	(348)	(4,188)	(4,536)
Operating expenses	(3,726)	(40,191)	(43,917)
Gain on land sales	—	—	—
Interest expense	(3,768)	(4,412)	(8,180)
Income (loss) from continuing operations	(792)	641	(151)
Income from discontinued operations	57	—	57
Net income (loss)	$ (735)	$ 641	$ (94)
Companys proportionate share of earnings	$ (183)	$ 182	$ (1)

NOTE 6. *INVESTMENTS IN SECURITIES*

Our investments in securities include equity investments in Realty Korea CR-REIT, Ltd. ("CR-REIT"), which was traded on the Korean stock exchange until its dissolution in 2008. We received our final distribution in 2009 and recorded a gain of $2.8 million.

NOTE 7. *NOTES PAYABLE*

The following table schedules the principal payments on the notes payable for the following five years and thereafter (dollars in thousands):

Year	Amount
2010	$ 484,910
2011	195,614
2012	79,710
2013	94,650
2014	12,404
Thereafter	543,600
	$1,410,888

Commercial Properties

In connection with the purchase of Keller Springs Technical Center office building in Carrollton, Texas on November 9, 2009, we assumed the existing mortgage of $6.0 million, collateralized by the office building purchased. The note accrues interest at 7.41%. The note is payable in monthly installments of interest and principal with the balance due along with all unpaid and accrued interest due at maturity on January 1, 2010. We are currently negotiating an extension with the current lender.

Land

In connection with the purchase of Gautier land in Gautier, Mississippi on September 23, 2009, we financed the acquisition with seller financing of $750,000 and $1.6 million from the Katrina Community Development Block Grant ("KCDBG") issued by the Mississippi Development Authority for the construction of an apartment complex. The seller financing accrues interest at 6% and is payable in monthly installments of interest only with the balance due along with all unpaid and accrued interest due at maturity on September 23, 2010. We used $1.6 million of the KCDBG Funds to acquire the land parcel to develop into an apartment complex. 100% of the funds will be repaid from 50% of the distributable cash flow and as a priority payment from the proceeds of any refinancing or sale of the project.

In connection with the purchase of McKinney Ranch land in McKinney, Texas on November 9, 2009, we assumed the existing mortgage of $5.3 million, collateralized by the land purchased. The note accrues interest at 4.25% and is payable in monthly installments of principal and interest with the balance due along with all unpaid and accrued interest due at maturity on January 1, 2011.

NOTE 8. *STOCK-SECURED NOTES PAYABLE*

ARL has margin arrangements with various financial institutions and brokerage firms, which provide for borrowings of up to 50.0% of the fair value of marketable equity securities. ARL also has other notes payable secured by stock. The borrowings under such margin arrangements and notes are secured by the equity securities of IOT and TCI and ARL's trading portfolio securities and bear interest rates ranging from 3.5% to 13.0% per annum. Margin borrowings were $24.9 million at December 31, 2009 and $13.5 million at December 31, 2008, representing 17.6% and 18.6%, respectively, of the market values of the equity securities at those dates.

NOTE 9. *RELATED PARTY TRANSACTIONS*

ARL received of $2.6 million in 2009, $3.8 million in 2008, and $3.1 million in 2007 from Prime and its affiliates for rents of ARL owned properties, including One Hickory, Two Hickory, Addison Hanger, Browning Place, Fenton Centre, 1010 Common, 600 Las Colinas, Amoco, Parkway North, Thermalloy, Senlac, GNB, Eagle Crest, and 2010 Valley View.

The Advisory Agreement provides for Prime to receive a monthly base compensation of .0625% per month of the average invested assets, and an annual net income fee equal to 7.5% of ARI's net income (see Note 15). Prime receives an incentive fee equal to 10.0% of net income for the years in excess of a 10.0% return on stockholders' equity, and 10.0% of the excess of net capital gains over net capital losses, if any, realized from sale of assets (See Note 15). Prime also receives reimbursement of certain expenses it incurred from the performance of advisory services (see Note 15).

ARL and the advisor agreed to charge interest on the outstanding balance of funds advanced to or from ARL. The interest rate, set at the beginning of each month, is the prime rate plus 1% on the average daily cash balances advanced (see Note 15).

Prime or an affiliate of Prime receives a property acquisition fee for locating, leasing or purchasing real estate for ARL equal to the lesser of 1.0% of the amount of the loan purchased or a brokerage or commitment fee, which is reasonable and fair, and an acquisition fee for locating, leasing or purchasing real estate for ARL in the amount equal to the lesser of the amount of customarily charged in similar arm's-length transactions or up to 6.0% of the costs of acquisition, inclusive of commissions, if any, paid to non-affiliates (see Note 15). Prime or an affiliate of Prime also receives a mortgage brokerage and equity refinancing fee for obtaining loans or refinancing on properties equal to the lesser of 1.0 % of the amount of the loan or the amount refinanced or a reasonable and fair brokerage or refinancing fee (see Note 15).

Regis I, a related party, provides real estate brokerage services to ARL and receives brokerage commissions in accordance with the Advisory Agreement. ARL also pays to Regis a construction supervision fee of 6% on all construction projects in progress (see Note 13).

Affiliates of Prime provide property management services to ARL for a fee of 6.0% or less of the monthly gross rents collected on the commercial properties under its management (see Note 15).

The following table reconciles the beginning and ending balances of affiliated accounts as of December 31, 2009 (dollars in thousands).

Balance, December 31, 2008	$(23,018)
Cash transfers	91,687
Cash repayments	(94,600)
Fees and commissions payable to affiliate	(25,649)
Advances due to financing proceeds	27,286
Note receivable with affiliate	5,877
Payments through affiliates	(2,157)
Balance, December 31, 2009	$(20,574)

NOTE 10. *DIVIDENDS*

ARL's Board of Directors established a policy that dividend declarations on common stock would be determined on an annual basis following the end of each year. No dividends on its common stock were declared for 2007, 2008, or 2009. Future distributions to common stockholders will be dependent upon ARL's income, financial condition, capital requirements, and other factors deemed relevant by the Board.

NOTE 11. *PREFERRED STOCK*

There are 15,000,000 shares of Series A 10.0% Cumulative Convertible Preferred Stock authorized, with a par value of $2.00 per share and liquidation preference of $10.00 per share plus accrued and unpaid dividends. Dividends are payable at the annual rate of $1.00 per share or $.25 per share quarterly to stockholders of record on the last day of each March, June, September and December when and as declared by the Board of Directors. The Series A Preferred Stock may be converted into ARL common stock at 90.0% of the average daily closing price of ARL's common stock for the prior 20 trading days. At December 31, 2009, 3,390,913 shares of Series A Preferred Stock were outstanding and 869,808 shares were reserved for issuance as future consideration in various business transactions. Of the outstanding shares, 300,000 shares are owned by ART Edina, Inc., and 600,000 shares are owned by ART Hotel Equities, Inc., a wholly owned subsidiary of ARL. Dividends are not paid on the shares owned by ARL subsidiaries.

There are 231,750 shares of Series C Cumulative Convertible Preferred Stock authorized, with a par value of $2.00 per share and liquidation preference of $100.00 per share plus accrued and unpaid dividends. The Series C Preferred Stock bears a quarterly dividend of $2.25 per share through June 30, 2001 and $2.50 per share thereafter, to stockholders of record on the last day of March, June, September and December when and as declared by the Board of Directors. The Series C Preferred Stock is reserved for conversion of the Class A limited partner units of ART Palm, L.P. ("ART Palm"). At December 31, 2009, there were 1,791,563 Class A units outstanding. The Class A units may be exchanged for Series C Preferred Stock at the rate of 100 Class A units for each share of Series C Preferred Stock. On or after December 31, 2006, all outstanding shares of Series C Preferred Stock may be converted into ARL common stock. All conversions of Series C Preferred Stock into ARL common stock will be at 90.0% of the average daily closing price of ARL's common stock for the prior 20 trading days. In January 2006, the company redeemed 1,625,000 Class A limited partner units for $1.6 million in cash. At December 31, 2009, no shares of Series C Preferred Stock were outstanding.

There are 91,000 shares of Series D 9.50% Cumulative Preferred Stock authorized, with a par value of $2.00 per share, and a liquidation preference of $20.00 per share. Dividends are payable at the annual rate of $1.90 per year or $.475 per quarter to stockholders of record on the last day of each March, June, September and December when and as declared by the Board of Directors. The Series D Preferred Stock is reserved for the conversion of the Class A limited partner units of Ocean Beach Partners, L.P. The Class A units may be exchanged for Series D Preferred Stock at the rate of 20 Class A units for each share of Series D Preferred Stock. Between June 1, 2001 and May 31, 2006, all unexchanged Class A units are exchangeable. At December 31, 2009, no shares of Series D Preferred Stock were outstanding.

There are 500,000 shares of Series E 6.0% Cumulative Preferred Stock authorized, with a par value $2.00 per share and a liquidation preference of $10.00 per share. Dividends are payable at the annual rate of $.60 per share or $.15 per quarter to stockholders of record on the last day of each March, June, September and December when and as declared by the Board of Directors. At December 31, 2009, no shares of Series E Preferred Stock were outstanding.

100,000 shares of Series J 8% Cumulative Convertible Preferred Stock have been designated pursuant to a Certificate of Designation filed March 16, 2006, as an instrument amendatory to ARL's Amended Articles of Incorporation, with a par value of $2.00 per share, and a liquidation preference of $1,000 per share. Dividends are payable at the annual rate of $80 per share, or $20 per quarter, to stockholders of record on the last day of each of March, June, September and December, when and as declared by the Board of Directors. Although the Series J 8% Cumulative Convertible Preferred Stock has been designated, no shares have been issued as of December 31, 2009.

NOTE 12. *STOCK OPTIONS*

In January 1998, stockholders approved the 1997 Stock Option Plan (the "Option Plan"). The plan was terminated effective December 31, 2005. As of July 1, 2008, all options still outstanding under the plan expired. There are no remaining options outstanding under this plan as of December 31, 2009.

In January 1999, stockholders approved the Director's Stock Option Plan (the "Director's Plan") which provided for options to purchase up to 40,000 shares of common stock. In December 2005, the Director's Plan was terminated. Options granted pursuant to the Director's Plan were immediately exercisable and expire on the earlier of the first anniversary of the date on which a Director ceases to be a Director or ten years from the date of grant. Each Independent Director was granted an option to purchase 1,000 common shares. As of December 31, 2009, there were 2,000 shares outstanding which were exercisable at $9.70 per share.

NOTE 13. *ADVISORY AGREEMENT*

Although the Board of Directors is directly responsible for managing the affairs of ARL and for setting the policies which guide it, the day-to-day operations of ARL are performed by Prime, a contractual advisor under the supervision of the Board. The duties of the advisor include, among other things, locating, investigating, evaluating, and recommending real estate and mortgage loan investment and sales opportunities as well as financing and refinancing sources. Prime, as advisor, also serves as a consultant in connection with the preparation of ARL's business plan and investment policy decisions made by the Board.

Prime, an affiliate, provides advisory services to ARL. Prime, the sole member of which is PIAMI is the contractual advisor to ARL. PIAMI is owned by Realty Advisors, LLC, a Nevada limited liability company the sole member of which is Realty Advisors, Inc., a Nevada corporation which is owned 100% by a Trust known as the May Trust. Until early 2009, SWI, which is 100% owned by Gene E. Phillips, owned 20% of PIAMI which SWI exchanged to Realty Advisors, Inc. for certain securities issued by SWI. The May Trust is a Trust for the benefit of the children of Gene E. Phillips. Gene E. Phillips is not an officer, manager, or director of Prime, PIAMI, Realty Advisors, LLC, Realty Advisors, Inc. or ARL, nor is he a Trustee of the May Trust.

The Advisory Agreement provides that Prime shall receive base compensation at the rate of 0.0625% per month (0.75% on an annualized basis) of ARL's average invested assets (See Note 15.)

In addition to base compensation, the Advisory Agreement provides that Prime, or an affiliate of Prime, receive an acquisition fee for locating, leasing or purchasing real estate for ARL's benefit; a disposition fee for the sale of each equity investment in real estate; a loan arrangement fee; an incentive fee equal to 10.0% of net income for the year in excess of a 10.0% return on stockholders' equity, and 10.0% of the excess of net capital gains over net capital losses, if any; and a mortgage placement fee, on mortgage loans originated or purchased (See Note 15.)

The Advisory Agreement further provides that Prime shall bear the cost of certain expenses of its employees not directly identifiable to ARL's assets, liabilities, operations, business or financial affairs, and miscellaneous administrative expenses relating to the performance of its duties under the Advisory Agreement (See Note 15.)

If and to the extent that Prime or any director, officer, partner, or employee of Prime shall be requested to render services to ARL other than those required to be rendered by Prime under the Advisory Agreement, such additional services, if performed, will be compensated separately on terms agreed upon between each party from time-to-time.

The Advisory Agreement automatically renews from year to year unless terminated in accordance with its terms.

NOTE 14. *PROPERTY MANAGEMENT*

Affiliates of Prime provide property management services to ARL. Currently, Triad, an affiliate, provides property management services to ARL's commercial properties for a fee of 6.0% or less of the monthly gross rents collected on the commercial properties under its management. Triad subcontracts with other entities for property-level management services at various rates. The general partner of Triad is PIAMI. The limited partner of Triad is HRSHLLC. Triad subcontracts the property-level management and leasing of ARL's commercial properties (shopping centers, office buildings and individual warehouses) to Regis I. Regis I receives property and construction management fees and leasing commissions in accordance with the terms of its property-level management agreement with Triad. Regis Hotel I, LLC, manages ARL's hotels. The sole member of Regis I and Regis Hotel I, LLC is HRSHLLC.

Regis I provides construction managements and supervision services for ARI's properties under construction. Regis I charged fees of 6% of certain constructions costs. Those fees totaled $0.9 million, $3.4 million and $5.4 million for 2009, 2008 and 2007, respectively.

NOTE 15. *ADVISORY FEES, PROPERTY MANAGEMENT FEES, ETC.*

Fees and cost reimbursements to Prime, BCM and their affiliates were as follows (dollars in thousands):

	2009	2008	2007
Fees:			
Advisory fee	$15,683	$15,940	$14,898
Incentive fee	—	7,953	5,599
Net income fee	115	3,041	190
Adjust 2006 net income fee	—	—	(704)
Property acquisition and sales	41	1,041	1,621
Mortgage brokerage and equity refinancing	674	503	2,411
	$16,513	$28,478	$24,015
Cost reimbursements	$ 5,405	$ 6,741	$ 5,479
Rent revenue	$ 2,901	$ 3,414	$ 2,211
Interest paid (received)	$ 208	$ (3,769)	$ (3,443)

Cost reimbursements incurred by BCM and Prime related to TCI and ARI are allocated based on the relative market values of each company's assets.

Fees paid to Triad, an affiliate, Regis I and related parties:

	2009	2008	2007
Fees:			
Property acquisition	$ 136	$ 2,910	$ 2,573
Real estate brokerage	1,536	5,228	4,183
Construction supervision	941	3,409	5,422
Property and construction management and leasing commissions	3,003	4,131	3,773
	$5,616	$15,678	$15,951

NOTE 16. *INCOME TAXES*

During 2009, ARL's subsidiary TCI acquired stock of Income Opportunity Realty Investors, Inc. (IOT), such that more than 80% of IOT was owned by TCI. As a result, IOT joined the ARL consolidated group and joined a Tax Sharing and Compensating Agreement with TCI and ARL governing the use of current losses to offset taxable income. There was no deferred tax expense (benefit) recorded for 2009, 2008 or 2007 as a result of the uncertainty of the future use of the deferred tax asset.

The Federal income tax expense differs from the amount computed by applying the corporate tax rate of 35% to the income before income taxes as follows:

	2009	2008	2007
Computed "expected" income tax (benefit) expense	(24,549)	8,149	9,297
Book to tax differences in gains on sale of property	(12,767)	(21,683)	(5,980)
Book to tax differences from entities not consolidated for tax purposes	9,786	7,087	7,719
Book to tax differences of depreciation and amortization	1,607	1,313	1,311
Book to tax differences from insurance proceeds	—	—	(10,371)
Use of net operating loss carryforwards	—	—	(1,709)
Valuation allowance against current net operating loss benefit	12,749	8,853	—
Other book to tax differences	13,174	(3,719)	(267)
	—	—	—
Alternative minimum tax	$ —	$ —	$ —

The tax effect of temporary differences that give rise to the deferred tax asset are as follows:

	2009	2008	2007
Net operating losses and tax credits	75,043	55,299	63,967
Basis difference of			
Real estate holdings and equipment	(50,020)	(32,853)	(4,433)
Notes receivable	9,550	9,479	5,311
Investments	(14,544)	(13,322)	(22,617)
Goodwill and intangibles	—	—	—
Notes payable	56,410	32,143	21,856
Deferred gains	34,553	30,608	26,248
Total	110,992	81,354	90,332
Deferred tax valuation allowance	(110,992)	(81,354)	(90,332)
Net deferred tax asset	—	—	—

At December 31, 2009, 2008 and 2007 ARL had a net deferred tax asset due to tax deductions available to it in future years. However, as management could not determine that it was more likely than not that ARL would realize the benefit of the deferred tax asset, a 100% valuation allowance was established.

ARL has prior tax net operating losses and capital loss carryforwards of approximately $69.6 million expiring through the year 2029.

NOTE 17. *FUTURE MINIMUM RENTAL INCOME UNDER OPERATING LEASES*

ARL's operations include the leasing of commercial properties (office buildings, industrial warehouses, shopping centers, and a merchandise mart). The leases, thereon, expire at various dates through 2019. The following is a schedule of minimum future rents due to ARL under non-cancelable operating leases as of December 31, 2009. (dollars in thousands):

2010	$ 38,825
2011	32,397
2012	24,711
2013	14,774
2014	10,918
Thereafter	23,765
	$145,390

NOTE 18. *OPERATING SEGMENTS*

Segments are based on management's method of internal reporting which classifies its operations by property type. The segments are commercial, apartments, hotels, land and other. Significant differences among the accounting policies of the operating segments as compared to the Consolidated Financial Statements principally involve the calculation and allocation of administrative and other expenses. Management evaluates the performance of each of the operating segments and allocates resources to them based on their net operating income and cash flow.

Items of income that are not reflected in the segments are interest, other income, gain on debt extinguishment, gain on condemnation award, equity in partnerships, and gains on sale of real estate. Expenses that are not reflected in the segments are provision for losses, advisory, net income and incentive fees, general and administrative, non-controlling interests, foreign currency transaction loss and net loss from discontinued operations before gains on sale of real estate. There are no intersegment revenues and expenses and ARL conducted all of its business within the United States, with the exception of Hotel Akademia, a 161-room hotel in Wroclaw, Poland, which was sold March 28, 2008, See "Note 2. "Real Estate".

Presented below is the operating income of each operating segment and each segment's assets for 2009, 2008 and 2007 (dollars in thousands):

	Commercial Properties	Apartments	Hotels	Land	Other	Total
For year ended 12/31/09						
Operating revenue	$ 75,772	$ 95,124	$14,073	$ 1,238	$ (2,550)	$ 183,657
Operating expenses	41,431	54,277	11,456	(153)	215	107,226
Depreciation and amortization	13,306	17,336	1,142	40	(1,275)	30,549
Mortgage and loan interest	19,248	39,345	3,154	18,834	7,321	87,902
Interest income	—	—	—	—	9,701	9,701
Gain on land sales	—	—	—	11,605	—	11,605
Segment operating income (loss)	$ 1,787	$ (15,834)	$ (1,679)	$ (5,878)	$ 890	$ (20,714)
Capital expenditures	1,934	367	93	376	—	2,770
Assets	336,056	704,926	26,421	508,971	—	1,576,374
Property Sales						
Sales price	$ 8,000	$ 30,640	$ —	$ 43,524	$ —	$ 82,164
Cost of sale	2,871	19,019	—	35,317	—	57,207
Deferred current gain	1,955	5,221	—	—	—	7,176
Recognized prior deferred gain	—	—	—	3,398	532	3,930
Gain on sale	$ 3,174	$ 6,400	$ —	$ 11,605	$ 532	$ 21,711

	Commercial Properties	Apartments	Hotels	Land	Other	Total
For year ended 12/31/08						
Operating revenue	$ 73,524	$ 83,856	$18,550	$ 2,743	$ (1,306)	$ 177,367
Operating expenses	45,041	49,020	13,674	6,716	1,022	115,473
Depreciation and amortization	12,161	13,944	1,126	(183)	3	27,051
Mortgage and loan interest	20,928	37,611	3,365	17,385	11,623	90,912
Interest income	—	—	—	—	10,876	10,876
Gain on land sales	—	—	—	5,584	—	5,584
Segment operating income (loss)	$ (4,606)	$ (16,719)	$ 385	$ (15,591)	$ (3,078)	$ (39,609)
Capital expenditures	4,048	(168)	1,510	(3,091)	—	2,299
Assets	366,455	747,524	27,461	461,629		1,603,069
Property Sales						
Sales price	$ 26,193	$111,727	$41,749	$ 21,466	$ —	$ 201,135
Cost of sale	10,171	34,333	15,593	12,623	—	72,720
Deferred current gain	—	—	—	3,259	—	3,259
Recognized prior deferred gain	—	—	—	—	—	—
Gain on sale	$ 16,022	$ 77,394	$26,156	$ 5,584	$ —	$ 125,156

	Commercial Properties	Apartments	Hotels	Land	Other	Total
For year ended 12/31/07						
Operating revenue	$ 73,307	$ 70,683	$20,115	$ 466	$ 51	$ 164,622
Operating expenses	44,027	39,426	14,013	5,136	1,788	104,390
Depreciation and amortization	11,533	11,039	926	13	(680)	22,831
Mortgage and loan interest	20,110	30,826	4,311	21,235	11,337	87,819
Interest income	—	—	—	—	11,632	11,632
Gain on land sales	—	—	—	20,468	—	20,468
Segment operating income (loss)	$ (2,363)	$ (10,608)	$ 865	$ (5,450)	$ (762)	$ (18,318)
Capital expenditures	9,607	(824)	299	5,781	(16)	14,847
Assets	317,919	659,018	28,136	419,646	12	1,424,731
Property Sales						
Sales price	$ 9,350	$ 67,810	$12,000	$ 45,438	$ —	$ 134,598
Cost of sale	5,921	28,378	6,585	6,313	—	47,197
Deferred current gain	—	—	—	18,657	—	18,657
Recognized prior deferred gain	5,099	—	—	—	—	5,099
Gain on sale	$ 8,528	$ 39,432	$ 5,415	$ 20,468	$ —	$ 73,843

The table below reconciles the segment information to the corresponding amounts in the Consolidated Statements of Operations:

	2009	2008	2007
Segment operating loss	$(20,714)	$(39,609)	$(18,318)
Other non-segment items of income (expense)			
General and administrative	(14,688)	(16,938)	(17,605)
Advisory fees	(15,683)	(15,940)	(14,898)
Litigation	(1,458)	(875)	(2,738)
Provision on impairment of notes receivable and real estate assets	(44,578)	(12,417)	(1,003)
Gain on involuntary conversion	—	—	34,771
Other income (expense)	4,171	5,213	4,855
Equity in earnings of investees	35	(968)	(925)
Gain on foreign currency transaction	292	(517)	—
Non-controlling interest	—	—	—
Deferred tax benefit	3,492	38,158	15,778
Income (loss) from continuing operations	$(89,131)	$(43,893)	$ (83)

SEGMENT ASSET RECONCILIATION TO TOTAL ASSETS

	2009	2008	2007
Segment assets	$1,576,374	$1,603,069	$1,424,731
Investments in real estate partnerships	13,149	27,113	254,971
Investments in marketable securities	—	2,775	13,157
Other assets and receivables	211,384	198,863	23,867
Assets held for sale	5,147	10,333	61,128
Total assets	$1,806,054	$1,842,153	$1,777,854

NOTE 19. ***DISCONTINUED OPERATIONS***

The Company applies the provisions of ASC Topic 360 "Property, Plant and Equipment." ASC Topic 360 requires that long-lived assets that are to be disposed of by sale be measured at the lesser of (1) book value or (2) fair value less cost to sell. In addition, it requires that one accounting model be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions.

Discontinued operations relates to properties that were either sold or repositioned as held for sale as of the year ended 2009, 2008 and 2007. Income from discontinued operations relates to 10, 37, and 50 properties that were sold or repositioned in 2009, 2008 and 2007, respectively. The following table summarizes revenue and expense information for these properties sold and held for sale (dollars in thousands):

	For the Year Ended December 31,		
	2009	2008	2007
Revenue			
Rental	$ 4,916	$ 10,984	$ 56,006
Property operations	2,425	5,468	38,405
	2,491	5,516	17,601
Expenses			
Interest	(1,826)	(8,243)	(17,621)
General and administrative	(80)	(1,567)	(94)
Depreciation	(727)	(945)	(6,136)
	(2,633)	(10,755)	(23,851)
Net loss from discontinued operations before gains on sale of real estate, taxes, and fees	(142)	(5,239)	(6,250)
Gain on sale of discontinued operations	10,106	119,572	53,375
Net income and sales fee to affiliate	—	(10,994)	(2,050)
Equity of investees gain on sale	—	5,681	—
Income from discontinued operations before tax	9,964	109,020	45,075
Tax expense	(3,492)	(38,158)	(15,778)
Income from discontinued operations	$ 6,472	$ 70,862	$ 29,297

The Company's application of ASC Topic 360 results in the presentation of the net operating results of these qualifying properties sold or held for sale during 2009, 2008 and 2007 as income from discontinued operations. The application of ASC Topic 360 does not have an impact on net income available to common shareholders. ASC Topic 360 only impacts the presentation of these properties within the Consolidated Statements of Operations.

NOTE 20. *QUARTERLY RESULTS OF OPERATIONS*

The following is a tabulation of quarterly results of operations for the years 2009, 2008, and 2007 (dollars in thousands):

	Three Months Ended 2009			
	March 31,	June 30,	September 30,	December 31,
	(dollars in thousands, except share and per share amounts)			
2009				
Total operating revenues	$ 46,313	$ 45,436	$ 47,061	$ 44,847
Total operating expenses	43,885	68,088	43,592	57,159
Operating income	2,428	(22,652)	3,469	(12,312)
Other expenses	(14,871)	(21,744)	(21,142)	(17,404)
Loss before gain on land sales, non-controlling interest, and income taxes	(12,443)	(44,396)	(17,673)	(29,716)
Gain on land sales	168	8,040	3,397	0
Income tax benefit (expense)	1,395	956	1,113	28
Net loss from continuing operations	(10,880)	(35,400)	(13,163)	(29,688)
Net income (loss) from discontinuing operations, net of non-controlling interest	2,591	1,776	2,061	44
Net loss	(8,289)	(33,624)	(11,102)	(29,644)
Net loss attributable to non-controlling interest	1,685	5,338	1,525	3,970
Net loss attributable to American Realty Investors, Inc.	(6,604)	(28,286)	(9,577)	(25,674)
Preferred dividend requirement	(622)	(622)	(622)	(622)
Net income loss applicable to common shares	$ (7,226)	$ (28,908)	$ (10,199)	$ (26,296)
PER SHARE DATA				
Earnings per share - basic				
Loss from continuing operations	$ (0.87)	$ (2.73)	$ (1.10)	$ (2.34)
Discontinued operations	0.23	0.16	0.19	—
Net loss applicable to common shares	$ (0.64)	$ (2.57)	$ (0.91)	$ (2.34)
Weighted average common share used in computing earnings per share	11,237,066	11,237,066	11,237,066	11,237,066
Earnings per share - diluted				
Loss from continuing operations	$ (0.87)	$ (2.73)	$ (1.10)	$ (2.34)
Discontinued operations	0.23	0.16	0.19	—
Net loss applicable to common shares	$ (0.64)	$ (2.57)	$ (0.91)	$ (2.34)
Weighted average common share used in computing diluted earnings per share	11,237,066	11,237,066	11,237,066	11,237,066

	Three Months Ended 2008			
	March 31,	June 30,	September 30,	December 31,
2008				
Total operating revenues	$ 42,870	$ 44,391	$ 45,439	$ 44,667
Total operating expenses	65,862	46,206	28,443	47,308
Operating income (loss)	(22,992)	(1,815)	16,996	(2,641)
Other expenses	(13,164)	(18,710)	(18,763)	(26,546)
Loss before gain on land sales, non-controlling interest, and income taxes	(36,156)	(20,525)	(1,767)	(29,187)
Gain on land sales	1,275	2,890	1,172	247
Income tax benefit (expense)	37,515	963	(3,042)	2,722
Net income (loss) from continuing operations	2,634	(16,672)	(3,637)	(26,218)
Net income (loss) from discontinuing operations, net of non-controlling interest	69,670	1,789	(5,650)	5,053
Net income (loss)	72,304	(14,883)	(9,287)	(21,165)
Net income (loss) attributable to non-controlling interest	(11,877)	2,417	1,459	3,666
Net income (loss) attributable to American Realty Investors, Inc.	60,427	(12,466)	(7,828)	(17,499)
Preferred dividend requirement	(623)	(623)	(623)	(618)
Net income (loss) applicable to common shares	$ 59,804	$ (13,089)	$ (8,451)	$ (18,117)
PER SHARE DATA				
Earnings per share - basic				
Loss from continuing operations	$ (0.94)	$ (1.42)	$ (0.27)	$ (2.03)
Discontinued operations	6.66	0.17	(0.53)	0.21
Net income (loss) applicable to common shares	$ 5.72	$ (1.25)	$ (0.80)	$ (1.82)
Weighted average common share used in computing earnings per share	10,732,908	10,724,907	10,856,973	11,237,066
Earnings per share - diluted				
Loss from continuing operations	$ (0.94)	$ (1.42)	$ (0.27)	$ (2.03)
Discontinued operations	6.66	0.17	(0.53)	0.21
Net income (loss) applicable to common shares	$ 5.72	$ (1.25)	$ (0.80)	$ (1.82)
Weighted average common share used in computing diluted earnings per share	10,732,908	10,724,907	10,856,973	11,237,066

	Three Months Ended 2007			
	March 31,	June 30,	September 30,	December 31,
2007				
Total operating revenues	$ 40,972	$ 40,855	$ 40,201	$ 42,594
Total operating expenses	37,691	41,805	38,499	42,732
Operating income (loss)	3,281	(950)	1,702	(138)
Other expenses	(17,721)	(19,541)	(17,671)	14,709
Income (loss) before gain on land sales, non-controlling interest, and income taxes	(14,440)	(20,491)	(15,969)	14,571
Gain on land sales	8,545	(3,851)	7,010	8,764
Income tax benefit (expense)	(819)	(131)	2,810	13,918
Net income (loss) from continuing operations	(6,714)	(24,473)	(6,149)	37,253
Net income (loss) from discontinuing operations, net of non-controlling interest	(1,521)	(243)	5,218	25,843
Net income (loss)	(8,235)	(24,716)	(931)	63,096
Net income (loss) attributable to non-controlling interest	(225)	(276)	(236)	(1,915)
Net income (loss) attributable to American Realty Investors, Inc.	(8,460)	(24,992)	(1,167)	61,181
Preferred dividend requirement	(622)	(623)	(622)	(623)
Net income (loss) applicable to common shares	$ (9,082)	$ (25,615)	$ (1,789)	$ 60,558
PER SHARE DATA				
Earnings per share - basic				
Income (loss) from continuing operations	$ (0.73)	$ (2.50)	$ (0.68)	$ 3.40
Discontinued operations	(0.16)	(0.02)	0.51	2.53
Net income (loss) applicable to common shares	$ (0.89)	$ (2.52)	$ (0.17)	$ 5.93
Weighted average common share used in computing earnings per share	10,147,750	10,141,525	10,150,511	10,466,978
Earnings per share - diluted				
Income (loss) from continuing operations	$ (0.73)	$ (2.50)	$ (0.68)	$ 3.40
Discontinued operations	(0.16)	(0.02)	0.51	2.53
Net income (loss) applicable to common shares	$ (0.89)	$ (2.52)	$ (0.17)	$ 5.93
Weighted average common share used in computing diluted earnings per share	10,147,750	10,141,525	10,150,511	13,423,978

Quarterly results presented differ from those previously reported in ARL's Form 10-Q due to the reclassification of the operations of properties sold or held for sale to discontinued operations in accordance with ASC topic 360.

NOTE 21. *COMMITMENTS, CONTINGENCIES, AND LIQUIDITY*

In conjunction with its sale of Four Hickory in November 2007, the Company agreed to fund approximately $1.0 million to satisfy its commitment to compensate LK-Four Hickory, LLC for move-in discounts and other concessions to existing tenants at the time of sale. The Company also has certain agreements with LK-Four Hickory, LLC to fund projection shortfalls, which, to date, they have not had to provide any additional funding. In addition, related parties of the Company have active lease agreements with LK-Four Hickory, LLC.

On December 17, 2007, both Limkwang Nevada, Inc, the majority owner of LK-Four Hickory, LLC, and ARL unconditionally guaranteed the punctual payment when due, whether at stated maturity, by acceleration or hereafter, including all fees and expense incurred by the bank on collection of a $28.0 million note payable for LK-Four Hickory, LLC.

Liquidity. Management believes that ARL will generate excess cash flow from property operations in 2010, such excess however, will not be sufficient to discharge all of ARL's obligations as they became due. Management intends to sell land and income producing real estate, refinance real estate and obtain additional borrowings primarily secured by real estate to meet its liquidity requirements.

Partnership Buyouts. ARL is the limited partner in two partnerships currently constructing residential properties. As permitted in the respective partnership agreements, ARL intends to purchase the interests of the general and any other limited partners in these partnerships subsequent to the completion of these projects. The amounts paid to buyout the nonaffiliated partners are limited to development fees earned by the nonaffiliated partners, and are set forth in the respective partnership agreements.

The ownership of property and provision of services to the public as tenants entails an inherent risk of liability. Although the Company and its subsidiaries are involved in various items of litigation incidental to and in the ordinary course of its business, in the opinion of Management, the outcome of such litigation will not have a material adverse impact upon the Company's financial condition, results of operation or liquidity.

Litigation. A lawsuit has been filed against the Company with regard to certain guaranties pertaining to a $12 million real estate note made by a consolidated subsidiary of the Company. The note is secured by certain real estate owned by the subsidiary. The lender has not taken any action to foreclose on the property and the Company is vigorously defending the lawsuit. The book value for the property is equal to the debt and should the lender ultimately prevail there will be no loss or additional liability recorded by the Company.

ARL is also involved in various other lawsuits arising in the ordinary course of business. Management is of the opinion that the outcome of these lawsuits will have no material impact on ARL's financial condition, results of operations or liquidity.

NOTE 22. *EARNINGS PER SHARE*

Earnings per share, "EPS", have been computed pursuant to the provisions of ASC Topic 260 "*Earnings Per Share.*" The computation of basic EPS is calculated by dividing net income available to common shareholders from continuing operations, adjusted for preferred dividends, by the weighted-average number of common shares outstanding during the period. Shares issued during the period shall be weighted for the portion of the period that they were outstanding. We have 3,390,913 shares of Series A 10.0% Cumulative Convertible Preferred Stock, which are outstanding. These shares may be converted into common stock at 90.0% of the average daily closing price of the common stock for the prior 20 trading days. These are considered in the computation of diluted earnings per share if the effect of applying the "if-converted" method is dilutive. The majority of the stock options issued expired July 1, 2008. The remaining 2,000 stock options still outstanding will expire January 1, 2015 if not exercised. The outstanding options are considered in the computation of diluted earnings per share if the effect of applying the "treasury stock" method is dilutive. As of December 31, 2009, the preferred stock and the stock options were anti-dilutive and thus not included in the EPS calculation.

AMERICAN REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2009

Property/Location	Encumbrances	Initial Cost		Cost Capitalized Subsequent to Acquisition	Gross Amounts at Which Carried at End of Year			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
		Land	Building & Improvements	Improvements	Land	Building & Improvements	Total				
						(dollars in thousands)					
Properties Held for Investment											
Apartments											
Anderson Estates, Oxford, MS	$ 941	$ 378	$ 2,683	$ 313	$ 691	$ 2,683	$ 3,373	$ 263	2003	01/06	40 years
Blue Lake Villas I, Waxahachie, TX	10,358	439	9,751	201	439	9,952	10,390	1,860	2003	01/02	40 years
Blue Lake Villas II, Waxahachie, TX	3,957	287	4,451	—	287	4,451	4,738	233	2004	01/04	40 years
Breakwater Bay, Beaumont, TX	9,428	740	10,435	—	740	10,435	11,175	1,277	2004	05/03	40 years
Bridgewood Ranch, Kaufman, TX	5,014	762	6,856	—	762	6,856	7,618	348	2007	04/08	5-40 years
Capitol Hill, Little Rock, AR	9,059	1,860	7,948	—	1,860	7,948	9,807	1,095	2003	03/03	40 years
Chateau, Bellevue, NE	2,922	130	1,483	420	130	1,904	2,033	1,549	1968	02/81	7-40 years
Curtis Moore Estates, Greenwood, MS	1,685	186	5,733	702	847	5,774	6,621	692	2003	01/06	40 years
Dakota Arms, Lubbock, TX	12,123	921	12,644	168	921	12,812	13,733	1,581	2004	01/04	40 years
David Jordan Phase II Greenwood, MS	623	51	1,521	225	277	1,521	1,798	184	1999	01/06	40 years
David Jordan Phase III, Greenwood, MS	658	83	2,115	356	439	2,115	2,554	207	2003	01/06	40 years
Denham Springs, Lake Charles, LA	2,404	1,353	—	1,069	1,353	1,069	2,422	—	—	07/07	—
Desoto Ranch, Desoto, TX	15,711	1,349	16,783	—	1,349	16,783	18,132	2,615	2002	05/02	40 years
Dorado Ranch, Odessa, TX	16,570	761	18,374	10	761	18,384	19,145	384	2009	07/07	40 years
Falcon Lakes, Arlington, TX	13,169	1,318	14,039	283	1,318	14,321	15,639	2,867	2001	10/01	40 years
Foxwood, Memphis, TN	5,102	699	2,282	—	699	2,282	2,980	2,980	1974	08/79	5-40 years
Heather Creek, Mesquite, TX	11,563	1,326	12,015	—	1,326	12,015	13,341	1,502	2003	03/03	40 years
Huntington Ridge, DeSoto, TX	14,889	1,693	15,927	9	1,693	15,936	17,630	527	2007	10/04	40 years
Island Bay, Galveston, TX	13,956	2,095	17,659	—	2,095	17,659	19,754	3,172	1973	09/01	40 years
Kingsland Ranch, Houston, TX	21,857	3,614	23,264	—	3,614	23,264	26,877	2,860	2005	03/03	40 years
Laguna Vista, Dallas, TX	17,307	288	20,743	497	370	21,158	21,528	1,572	2006	12/04	40 years
Lake Forest, Houston, TX	12,349	335	12,267	1,435	335	13,702	14,037	1,484	2004	01/04	40 years
Legends Of El Paso, El Paso, TX	15,692	1,318	17,215	697	1,318	17,912	19,230	1,064	2006	07/05	40 years
Longfellow Arms, Longview, TX	14,407	1,352	14,915	—	1,352	14,915	16,267	529	2007	12/06	40 years

Schedule III
(Continued)

AMERICAN REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2009

		Initial Cost		Cost Capitalized Subsequent to Acquisition	Gross Amounts at Which Carried at End of Year						
Property/Location	Encumbrances	Land	Building & Improvements	Improvements	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
					(dollars in thousands)						
Properties Held for Investment—(Continued)											
Apartments—(Continued)											
Mansions of Mansfield, Mansfield, TX	16,172	977	17,757	—	977	17,757	18,733	112	2009	09/05	40 years
Marina Landing, Galveston, TX	11,929	1,240	11,160	—	1,240	11,160	12,401	2,323	1985	09/01	40 years
Mariposa Villas, Dallas, TX	11,918	721	12,825	—	721	12,825	13,547	1,435	2002	01/02	40 years
Mason Park, Katy, TX	19,300	2,128	20,530	—	2,128	20,530	22,658	558	2007	08/06	40 years
Mission Oaks, San Antonio, TX	15,234	1,266	16,627	122	1,266	16,749	18,015	1,079	2005	05/05	40 years
Monticello Estate, Monticello, AR	520	36	1,493	263	285	1,508	1,793	156	2001	01/06	40 years
Northside on Travis, Sherman, TX	13,858	1,301	14,920	—	1,301	14,920	16,221	124	2009	10/07	40 years
Paramount Terrace, Amarillo, TX	2,943	312	2,805	—	312	2,805	3,117	877	1983	05/00	40 years
Park at Clarksville, Clarksville, TN	13,257	571	14,390	102	571	14,492	15,063	435	2007	06/02	40 years
Parc at Maumelle, Little Rock, AR	16,377	1,048	17,688	617	1,048	18,305	19,353	1,227	2006	12/04	40 years
Parc at Metro Center, Nashville, TN	10,764	960	12,226	486	960	12,713	13,673	780	2006	05/05	40 years
Parc at Rogers, Rogers, AR	20,334	1,482	22,993	266	1,749	22,993	24,742	772	2007	04/04	40 years
Pecan Pointe, Temple, TX	16,657	1,744	16,838	144	1,744	16,982	18,726	613	2007	10/06	40 years
Portofino, Farmers Branch, TX	20,669	1,729	23,033	13	1,729	23,045	24,775	707	2007	09/06	40 years
Preserve at Pecan Creek, Denton, TX	15,007	885	16,588	—	885	16,588	17,473	546	2008	10/05	40 years
Quail Hollow, Holland, OH	11,159	1,406	12,650	—	1,406	12,650	14,056	527	2000	04/08	5-40 years
Quail Oaks, Balch Springs, TX	2,429	80	1,784	166	115	1,915	2,030	1,361	1982	02/87	5-40 years
River Oaks, Wylie, TX	9,456	590	11,674	93	590	11,768	12,358	2,013	2002	10/01	40 years
Riverwalk Phase I, Greenville, MS	337	23	1,537	175	198	1,537	1,736	193	2003	01/06	40 years
Riverwalk Phase II, Greenville, MS	1,284	52	4,007	363	297	4,126	4,423	735	2003	01/06	40 years
Savoy of Garland, Garland, TX	9,645	760	11,031	—	760	11,031	11,791	23	2009	10/06	5-40 years
Spyglass, Mansfield, TX	15,504	1,165	14,172	787	1,175	14,948	16,123	2,167	2002	03/02	40 years
Stonebridge at City Park, Houston, TX	14,114	1,545	14,786	97	1,545	14,883	16,428	1,797	2004	01/04	40 years
Sugar Mill, Baton Rouge, LA	11,218	1,882	12,371	176	1,882	12,546	14,428	28	2009	08/08	40 years
Toulon, Gautier, MS	2,524	1,621	—	1,253	1,993	881	2,874	—	—	09/09	—
Treehouse, Irving, TX	5,268	312	2,807	—	312	2,807	3,119	386	1974	05/04	5-40 years

Schedule III
(Continued)

AMERICAN REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2009

		Initial Cost		Cost Capitalized Subsequent to Acquisition	Gross Amounts at Which Carried at End of Year						
Property/Location	Encumbrances	Land	Building & Improvements	Improvements	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
	(dollars in thousands)										
Properties Held for Investment—(Continued)											
Apartments—(Continued)											
Verandas at City View, Fort Worth, TX	17,475	1,792	18,375	1,135	1,792	19,510	21,301	3,085	2003	09/01	40 years
Villager, Ft. Walton, FL	735	125	1,146	—	125	1,146	1,270	224	1972	03/02	40 years
Vistas of Pinnacle Park, Dallas, TX	18,413	1,750	19,808	12	1,750	19,820	21,570	2,696	2002	10/02	40 years
Vistas of Vance Jackson, San Antonio, TX	15,542	1,265	16,540	59	1,265	16,598	17,863	1,742	2004	01/04	40 years
Westwood, Mary Esther, FL	3,265	149	1,337	24	173	1,337	1,510	259	1972	03/02	5-40 years
Whispering Pines, Topeka, KS	8,300	244	4,831	581	244	5,412	5,656	4,623	1974	02/78	15-40 years
Wildflower Villas, Temple, TX	13,487	1,119	15,526	71	1,119	15,597	16,716	959	2004	03/04	40 years
Windsong, Fort Worth, TX	10,386	790	11,526	—	790	11,526	12,316	1,685	2002	07/03	40 years
	$607,223	$56,405	$648,883	$13,392	$59,419	$659,261	$718,680	$67,091			
Commercial											
1010 Common, New Orleans, LA	$ 14,339	$ 2,718	$ 11,079	$21,984	$ 2,718	$ 33,064	$ 35,782	$23,624	1971	03/98	5-40 years
217 Rampart, New Orleans, LA	—	2,076	—	61	2,076	61	2,137	6	—	08/06	40 years
225 Baronne, New Orleans, LA	—	1,065	492	7,139	1,065	7,631	8,696	7,525	1960	03/98	5-40 years
305 Baronne, New Orleans, LA	5,929	211	1,953	475	211	2,428	2,640	207	1902	08/06	5-40 years
600 Las Colinas, Las Colinas, TX	36,309	5,751	51,759	5,503	5,751	57,262	63,013	7,626	1984	08/05	5-40 years
Addison Hanger I, Addison, TX	—	1,481	724	49	1,481	774	2,255	377	1992	12/99	5-40 years
Addison Hanger II, Addison, TX	—	—	1,207	79	—	1,286	1,286	378	2000	12/99	5-40 years
Alpenloan, Dallas, TX	384	1,061	261	—	1,061	261	1,322	10	—	05/08	5-40 years
Amoco Building, New Orleans, LA	18,750	1,130	3,078	6,260	1,130	9,338	10,469	7,363	1974	07/97	5-40 years
Bridgeview Plaza, LaCrosse, WI	6,365	797	7,174	223	797	7,398	8,195	1,380	1979	03/03	5-40 years
Browing Place (Park West I), Dallas, TX	33,149	5,096	45,868	6,197	5,096	52,065	57,161	5,886	1984	04/05	5-40 years
Clark Garage, New Orleans, LA	—	1,033	9,293	26	1,033	9,319	10,352	573	—	08/06	40 years
Cooley Building, Farmers Branch, TX	2,680	729	1,392	702	729	2,094	2,823	1,154	1996	05/99	5-40 years
Cross County Mall, Matoon, IL	8,990	608	4,891	7,789	1,394	11,894	13,288	11,546	1971	08/79	5-40 years
Denver Merchandise Mart, Denver, CO	22,543	5,986	4,967	19,430	5,994	24,389	30,383	11,812	1965/1986	04/94	7-40 years
Dunes Plaza, Michigan City, IN	3,319	1,215	2,863	1,534	(450)	6,062	5,612	2,996	1978	03/92	5-40 years

AMERICAN REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2009

Property/Location	Encumbrances	Initial Cost: Land	Initial Cost: Building & Improvements	Cost Capitalized Subsequent to Acquisition: Improvements	Gross Amounts at Which Carried at End of Year: Land	Gross Amounts at Which Carried at End of Year: Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
				(dollars in thousands)							
Properties Held for Investment— (Continued)											
Commercial—(Continued)											
Ergon Office Building, Jackson, Ms	1,878	201	1,914	—	201	1,914	2,115	56	—	11/08	5-40 years
Eton Square, Tulsa, OK	9,253	1,346	12,064	4,051	1,346	16,114	17,461	4,992	1985	09/99	5-40 years
Fenton Center (Park West II), Dallas, TX	61,237	6,968	62,712	4,771	6,968	67,484	74,452	5,889	—	01/07	5-40 years
Fruitland Park, Fruitland, FL	—	17	—	16	17	16	33	15	—	05/92	40 years
Keller Springs Tech Center, Carrollton, TX	5,970	597	5,374	—	597	5,374	5,971	12	—	11/09	5-40 Years
One Hickory Center, Dallas, TX	8,775	1,221	7,657	25	1,221	7,681	8,903	997	1998	01/00	7-40 years
Parkway North, Dallas, TX	2,934	1,075	4,221	2,071	1,075	6,292	7,367	2,966	1980	02/98	2-40 years
Senlac VHP, Dallas, TX	625	622	—	142	622	142	765	45	—	08/05	40 years
Sesame Square, Anchorage, AK	1,224	562	1,299	198	562	1,497	2,059	1,407	1981	12/81	17-40 years
Signature Building, Dallas, TX	1,311	985	2,173	592	1,026	2,725	3,751	1,106	1985	02/99	5-40 years
Stanford Center, Dallas, TX	25,713	3,878	34,862	208	3,878	35,070	38,948	1,343	—	06/08	5-40 years
Teleport, Las Colinas, TX	—	642	28	—	642	28	670	1	—	05/08	5-40 years
Thermalloy, Farmers Branch, TX	—	791	1,061	—	791	1,061	1,852	42	—	05/08	5-40 years
Two Hickoy Center, Dallas, TX	9,003	1,150	8,667	902	1,150	9,570	10,720	3,305	2000	06/05	3-40 years
Westgrove Air Plaza, Addison, TX	2,281	165	1,483	584	182	2,050	2,232	1,482	1982	10/97	5-40 years
Willowbrook Village, Coldwater, MI	5,268	851	7,663	296	851	7,959	8,811	818	1991	10/05	5-40 years
	$288,229	$52,030	$298,181	$91,308	$51,217	$390,301	$441,519	$106,939			

Schedule III
(Continued)

AMERICAN REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2009

		Initial Cost		Cost Capitalized Subsequent to Acquisition	Gross Amounts at Which Carried at End of Year						
Property/Location	Encumbrances	Land	Building & Improvements	Improvements	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
				(dollars in thousands)							
Hotels											
Inn at the Mart (Comfort Inn), Denver, CO	2,974	—	245	2,792	—	3,037	3,037	2,697	1974	06/94	7-40 years
Piccadilly—Airport, Fresno, CA	11,542	—	7,663	889	15	8,537	8,552	2,918	1970	10/97	7-40 years
Piccadilly—Chateau, Fresno, CA	3,540	—	3,676	233	—	3,908	3,908	1,302	1989	10/97	7-40 years
Piccadilly—Shaw, Fresno, CA	12,123	2,392	9,447	1,033	2,392	10,481	12,873	3,656	1973	10/97	7-40 years
Piccadilly—University, Fresno, CA	4,525	—	11,639	1,130	—	12,769	12,769	4,144	1984	10/97	7-40 years
	$34,705	$ 2,392	$32,670	$ 6,077	$ 2,407	$38,732	$41,139	$14,719			
Land											
1013 Common St, New Orleans, LA	$ —	$ 530	$ —	$ 159	$ 690	$ —	$ 690	$ —	—	08/98	—
Ackerley Land, Dallas, TX	—	150	—	—	150	—	150	—	—	06/08	—
Alliance Airport, Tarrant County, TX	549	895	—	—	895	—	895	—	—	05/05	—
Alliance Centurion, Tarrant County, TX	1,599	2,656	—	—	2,656	—	2,656	—	—	10/05	—
Alliance Hickman Bluestar, Tarrant County, TX	405	738	—	318	1,056	—	1,056	—	—	10/05	—
Archon Land, Irving, TX	4,536	6,671	—	—	6,671	—	6,671	—	—	07/08	—
Audubon, Adams County, MS	—	519	—	297	815	—	815	—	—	—	—
Backlick Land, Springfield, VA	—	74	—	—	74	—	74	—	—	10/07	—
Bonneau Land, Dallas County, TX	2,174	770	—	—	770	—	770	—	—	02/98	—
Centura Land, Dallas, TX	6,900	10,431	—	716	11,147	—	11,147	—	—	12/02	—
Chase Oaks Land, Plano, TX	1,696	837	—	—	837	—	837	—	—	05/97	—
Circle C Land, Austin, TX	32,348	30,312	—	12,641	42,953	—	42,953	—	—	03/06	—
Cooks Lane Land, Ft. Worth, TX	515	1,046	—	10	1,056	—	1,056	—	—	06/04	—
Copperridge, Dallas, TX	4,326	6,392	—	752	7,144	—	7,144	—	—	01/08	—
Creekside, Fort Worth, TX	495	2,201	—	—	2,201	—	2,201	—	—	07/06	—
Crowley, Fort Worth, TX	422	1,569	—	—	1,569	—	1,569	—	—	07/06	—
Dalho, Farmers Branch, TX	750	266	—	—	266	—	266	—	—	10/97	—
Dedeaux, Gulfport, MS	1,520	1,612	—	48	1,659	—	1,659	—	—	10/06	—
Denham Springs, Denham Springs, LA	—	8	—	—	8	—	8	—	—	08/08	—

Schedule III
(Continued)

AMERICAN REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2009

		Initial Cost		Cost Capitalized Subsequent to Acquisition	Gross Amounts at Which Carried at End of Year						
Property/Location	Encumbrances	Land	Building & Improvements	Improvements	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
					(dollars in thousands)						
Properties Held for Investment—(Continued)											
Land—(Continued)											
Denton (Andrew B), Denton, TX	550	895	—	8	903	—	903	—	—	12/05	—
Denton (Andrew C), Denton, TX	195	318	—	—	318	—	318	—	—	12/05	—
Denton Coonrod, Denton, TX	786	1,848	—	—	1,848	—	1,848	—	—	07/09	—
Denton Land, Denton, TX	74	1,349	—	477	1,826	—	1,826	—	—	10/05	—
Desoto Ranch, Desoto, TX	558	898	—	—	898	—	898	—	—	10/04	—
Diplomat Drive, Farmers Branch, TX	512	1,479	—	—	1,479	—	1,479	—	—	12/06	—
Dominion Tract, Dallas, TX	1,257	2,036	—	—	2,036	—	2,036	—	—	03/99	—
Eagle Crest, Dallas, TX	2,387	2,066	—	—	2,066	—	2,066	—	—	10/09	—
Elm Fork Land, Denton County, TX	1,992	2,963	—	—	2,963	—	2,963	—	—	03/01	—
Ewing 8, Addison, TX	10,752	15,981	—	24	16,005	—	16,005	—	—	12/06	—
Folsom Land, Dallas, TX	—	3,341	—	—	3,341	—	3,341	—	—	06/06	—
Fortune Drive, Irving, TX	1,150	1,782	—	—	1,782	—	1,782	—	—	03/08	—
Galleria East Center Retail, Dallas, TX	19,039	25,653	—	10,476	36,129	—	36,129	—	—	11/06	—
Galleria West Lofts, Dallas, TX	5,230	6,094	—	2,969	9,063	—	9,063	—	—	11/06	—
Gautier Land, Gautier, MS	750	2,526	—	127	2,653	—	2,653	—	—	07/98	—
GNB Land, Farmers Branch, TX	10,000	4,385	—	32	4,418	—	4,418	—	—	07/06	—
Hines Meridian, Las Colinas, TX	1,369	1,266	—	—	1,266	—	1,266	—	—	05/07	—
Hollywood Casino (Dominion), Farmers Branch, TX	2,188	3,289	—	150	3,438	—	3,438	—	—	06/02	—
Hollywood Casino Land, Farmers Branch, TX	3,660	3,131	—	—	3,131	—	3,131	—	—	03/08	—
HSM Cummings, Farmers Branch, TX	1,582	567	—	—	567	—	567	—	—	08/98	—
Hunter Equities Land, Dallas, TX	—	398	—	—	398	—	398	—	—	07/08	—
Seminary West Land, Fort Worth, TX	—	136	—	—	136	—	136	—	—	07/01	—
Senlac Land, Farmers Branch, TX	501	365	—	—	365	—	365	—	—	08/05	—
Senlac Land, Farmers Branch, TX	403	656	—	—	656	—	656	—	—	08/05	—
Sheffield Village, Grand Prairie, TX	968	1,643	—	420	2,063	—	2,063	—	—	09/03	—
Siskiyou County Land, Siskiyou County, CA	—	3	—	—	3	—	3	—	—	08/96	—
Sladek Land, Travis County, TX	—	764	—	—	764	—	764	—	—	05/00	—

AMERICAN REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2009

		Initial Cost		Cost Capitalized Subsequent to Acquisition	Gross Amounts at Which Carried at End of Year						
Property/Location	Encumbrances	Land	Building & Improvements	Improvements	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
					(dollars in thousands)						
Properties Held for Investment—(Continued)											
Land—(Continued)											
Southwood Plantation 1394, Tallahassee, FL	632	1,209	—	119	1,329	—	1,329	—	—	02/06	—
Stanley Tools, Farmers Branch, TX	1,480	4,987	—	—	4,987	—	4,987	—	—	02/04	—
Temple Land, Temple, TX	—	415	—	—	415	—	415	—	—	07/98	—
Texas Plaza Land, Irving, TX	423	1,738	—	—	1,738	—	1,738	—	—	12/06	—
Thompson Land I, Farmers Branch, TX	1,157	367	—	—	367	—	367	—	—	10/97	—
Thompson II, Farmers Branch, TX	578	305	—	—	305	—	305	—	—	07/98	—
Three Hickory, Dallas, TX	—	1,161	—	48	1,210	—	1,210	—	—	11/06	—
Tomlin Land, Farmers Branch, TX	723	845	—	—	845	—	845	—	—	10/97	—
Travelers Land, Farmers Branch, TX	27,793	24,511	—	—	24,511	—	24,511	—	—	11/06	—
Travelers Land, Farmers Branch, TX	3,169	2,116	—	—	2,116	—	2,116	—	—	11/06	—
Travis Ranch Land, Kaufman County, TX	821	1,030	—	—	1,030	—	1,030	—	—	08/08	—
Travis Ranch Retail, Kaufman City, TX	—	1,750	—	—	1,750	—	1,750	—	—	08/08	—
Union Pacific Railroad Land, Dallas, TX	—	130	—	—	130	—	130	—	—	03/04	—
Valley Ranch Land, Irving, TX	1,984	5,826	—	—	5,826	—	5,826	—	—	12/04	—
Valley View (Hutton/Senlac), Farmers Branch, TX	156	544	—	—	544	—	544	—	—	05/06	—
Valley View 34 (Mercer Crossing), Farmers Branch, TX	461	228	—	—	228	—	228	—	—	08/08	—
Valley View/Senlac, Farmers Branch, TX	610	780	—	—	780	—	780	—	—	12/05	—
Valwood, Dallas, TX	10,665	25,089	—	301	25,390	—	25,390	—	—	08/96	—
Vineyards, Grapevine, TX	—	1,123	—	—	1,123	—	1,123	—	—	10/97	—
Vineyards II, Grapevine, TX	—	1,472	—	37	1,509	—	1,509	—	—	06/99	—
W Hotel, Dallas, TX	1,225	1,681	—	411	2,092	—	2,092	—	—	11/06	—
Waco 151 Land, Waco, TX	1,300	2,106	—	—	2,106	—	2,106	—	—	04/07	—

Schedule III
(Continued)

AMERICAN REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2009

		Initial Cost		Cost Capitalized Subsequent to Acquisition	Gross Amounts at Which Carried at End of Year						Life on Which Depreciation In Latest Statement of Operation is Computed
Property/Location	Encumbrances	Land	Building & Improvements	Improvements	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	
	(dollars in thousands)										
Properties Held for Investment—(Continued)											
Land—(Continued)											
Waco Swanson, Waco, TX	1,735	2,805	—	—	2,805	—	2,805	—	—	08/06	—
Walker Land, Dallas County, TX	—	4,465	—	—	4,465	—	4,465	—	—	07/98	—
Walker Land, Dallas County, TX	8,415	12,613	—	—	12,613	—	12,613	—	—	09/06	—
Whorton Land, Bentonville, AR	2,950	4,291	—	6	4,297	—	4,297	—	—	06/05	—
Willowick Land, Pensacola, FL	—	137	—	—	137	—	137	—	—	01/95	—
Wilmer 88 Land, Dallas, TX	1,474	673	—	—	673	—	673	—	—	08/05	—
Windmill Farms—Harlan Land, Kaufman County, TX	5,524	5,524	—	—	5,524	—	5,524	—	—	07/08	—
Windmill Farms I, Kaufman County, TX	30,700	50,420	—	12,461	62,881	—	62,881	—	—	11/06	—
Woodmont Reserve	—	(40,718)	—	5,222	(35,496)	—	(35,496)	—	—	—	—
	$ 366,721	$440,222	$ —	$ 93,190	$533,412	$ —	$ 533,412	$ —			
Corporate Departments/Investments/Misc.											
TCI—Corporate	$ 11,459	$ 5,493	$ (21,422)	$ —	$ 5,493	$ (21,422)	$ (15,929)	$ 7,040	—	—	—
ARL—Corporate	36,041	—	—	16	16	—	16	16	—	—	—
	$ 47,500	$ 5,493	$ (21,422)	$ 16	$ 5,509	$ (21,422)	$ (15,913)	$ 7,055			
Properties Held for Sale											
Apartments											
Bay Walk, Galveston, TX	$ 4,970	$ 679	$ 5,720	$ —	$ 679	$ 5,720	$ 6,399	$ 1,252	1979	09/01	5-40 years
	$ 4,970	$ 679	$ 5,720	$ —	$ 679	$ 5,720	$ 6,399	$ 1,252			
Properties Subject to Sales Contract											
Apartments											
Limestone Canyon, Austin, TX	$ 14,093	$ 1,830	$ 12,959	$ —	$ 1,830	$ 12,959	$ 14,789	$ 4,738	1997	07/98	40 years
Limestone Ranch, Lewisville, TX	13,108	1,485	11,200	885	1,485	12,085	13,571	3,000	2001	05/01	40 years
Sendero Ridge, San Antonio, TX	23,580	2,414	22,297	1,477	2,414	23,773	26,187	3,864	2001	11/01	40 years
Tivoli, Dallas, TX	10,758	1,242	11,065	473	1,242	11,538	12,780	2,383	2001	12/01	40 years
	$ 61,540	$ 6,970	$ 57,522	$ 2,834	$ 6,970	$ 60,356	$ 67,326	$ 13,985			
TOTAL: Real Estate Held For Investment	**$1,410,888**	**$564,191**	**$1,021,553**	**$206,817**	**$659,613**	**$1,132,948**	**$1,792,562**	**$211,041**			

SCHEDULE III
(Continued)

AMERICAN REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2009

	2009	2008	2007
	(dollars in thousands)		
Reconciliation of Real Estate			
Balance at January 1,	$1,800,183	$1,665,232	$1,449,715
Additions			
Acquisitions, improvements and construction	104,940	314,192	359,513
Deductions			
Sale of real estate	(67,584)	(179,241)	(143,996)
Asset impairments	(44,977)	—	—
Balance at December 31,	$1,792,562	$1,800,183	$1,665,232
Reconciliation of Accumulated Depreciation			
Balance at January 1,	$ 186,781	$ 179,373	$ 177,291
Additions			
Depreciation	32,454	27,646	33,051
Deductions			
Sale of real estate	(8,194)	(20,238)	(30,969)
Balance at December 31,	$ 211,041	$ 186,781	$ 179,373

SCHEDULE IV

AMERICAN REALTY INVESTORS, INC.

MORTGAGE LOANS ON REAL ESTATE
December 31, 2009

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgage	Carrying Amount of Mortgage	Principal or Loans Subject to Delinquent Principal or Interest
					(dollars in thousands)		
JUNIOR MORTGAGE LOANS							
Dallas Fund XVII Secured by an assignment of partnership interests and litigation proceeds.	9.00%	10/09	Principle and interest due at maturity.	$ —	$4,303	$1,116	$—
HAF of Dallas LLC	12.00%	08/11	Due at maturity.	14,030	451	307	—
Harvest Hill I, LLC	12.00%	10/13	Interest compounded annually.	50,721	4,982	8,894	—
Housing for Seniors of Humble, LLC	11.50%	12/13	Excess cash flow	16,223	2,000	2,000	—
Housing for Seniors of Humble, LLC Interest in Unified Housing Foundation Inc.	11.50%	12/13	Excess cash flow	12,790	6,363	6,363	—
Pioneer Development Secured by 33.33 acres of unimproved land in Travis County, TX.	10.00%	10/08	Interest only payments start in November 2007.	12,000	2,386	2,407	—
UHF, Inc. (Cliffs of El Dorado) 100% Interest in UH of McKinney, LLC	12.00%	12/13	Excess cash flow	9,607	2,003	2,469	—
UHF, Inc. (Cliffs of El Dorado) 100% Interest in UH of McKinney, LLC	10.00%	09/10	Excess cash flow	9,607	2,990	2,990	—
UHF, Inc. (Echo Station) 100% Interest in UH of Temple, LLC	12.00%	12/13	Excess cash flow	9,928	1,054	1,668	—
UHF, Inc. (Fountains of Burleson) 100% Interest in UH of Burleson, LLC	12.00%	10/13	Excess cash flow	7,446	785	740	—
UHF, Inc. (Inwood on the Park) 100% Interest in UH of Inwood, LLC	12.00%	12/13	Excess cash flow	23,316	4,213	5,113	—
UHF, Inc. (Kensington Park) 100% Interest in UH of Kensington, LLC	12.00%	03/14	Excess cash flow	19,713	4,300	3,984	—

AMERICAN REALTY INVESTORS, INC.

MORTGAGE LOANS ON REAL ESTATE
December 31, 2009

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgage	Carrying Amount of Mortgage	Principal or Loans Subject to Delinquent Principal or Interest
					(dollars in thousands)		
UHF, Inc. (Lakeshore Villas) 100% Interest in HFS of Humble, LLC	12.00%	12/17	Excess cash flow	16,223	2,220	2,733	—
UHF, Inc. (Limestone Canyon) 100% Interest in UH of Austin, LLC	12.00%	12/13	Excess cash flow	14,093	3,080	3,080	—
UHF, Inc. (Limestone Ranch) 100% Interest in UH of Vista Ridge, LLC	12.00%	12/13	Excess cash flow	13,109	2,320	2,250	—
UHF, Inc. (Marquis at Vista Ridge) 100% Interest in UH of Lewisville, LLC	12.00%	12/13	Excess cash flow	14,961	1,770	2,735	—
UHF, Inc. (Parkside Crossing) 100% Interest in UH of Parkside Crossing, LLC	12.00%	12/13	Excess cash flow	11,525	272	336	—
UHF, Inc. (Parkside Crossing) 100% Interest in UH of Parkside Crossing, LLC	12.00%	12/13	Excess cash flow	11,525	1,223	1,936	—
UHF, Inc. (Plaza at Chase Oaks) 100% Interest in UHF Chase Oaks	12.00%	12/13	Excess cash flow	13,766	398	132	—
UHF, Inc. (Samsung I) 100% Interest in UH of Samsung I, LLC	12.00%	12/13	Excess cash flow	—	584	721	—
UHF, Inc. (Sendero Ridge) 100% Interest in UH of Sendero Ridge, LLC	12.00%	12/13	Excess cash flow	23,581	2,942	5,227	—
UHF, Inc. (Timbers of Terrell) 100% Interest in UH of Terrell, LLC	12.00%	12/13	Excess cash flow	7,201	837	1,323	—
UHF, Inc. (Tivoli) 100% Interest in UH of Tivoli, LLC	12.00%	12/13	Excess cash flow	10,759	1,615	1,826	—
OTHER							
2410 Partnership Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00%	09/17	Interest only paid quarterly.	—	145	145	—

SCHEDULE IV
(Continued)

AMERICAN REALTY INVESTORS, INC.

MORTGAGE LOANS ON REAL ESTATE
December 31, 2009

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgage	Carrying Amount of Mortgage	Principal or Loans Subject to Delinquent Principal or Interest
					(dollars in thousands)		
3334Z APTS, LP Secured by 3334Z Apartments	6.50%	04/12		—	1,875	1,875	—
Christine Tunney Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00%	09/17	Interest only paid quarterly.	—	48	48	—
Compton Partners Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00%	09/17	Interest only paid quarterly.	—	289	289	—
David Monier Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00%	09/17	Interest only paid quarterly.	—	96	96	—
Earl Samson Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00%	09/17	Interest only paid quarterly.	—	96	96	—
Edward Samson Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00%	09/17	Interest only paid quarterly.	—	96	96	—
Hammon Operating Corporation Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00%	09/17	Interest only paid quarterly.	—	193	193	—
Harold Wolfe Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00%	09/17	Interest only paid quarterly.	—	193	193	—
Herrick Partners Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00%	09/17	Interest only paid quarterly.	—	91	91	—
Mark Small Secured by Collateral Assignment of Contract Proceeds	18.00%	02/07	All principal and interest are due at maturity.	—	587	639	—

AMERICAN REALTY INVESTORS, INC.

MORTGAGE LOANS ON REAL ESTATE
December 31, 2009

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgage	Carrying Amount of Mortgage	Principal or Loans Subject to Delinquent Principal or Interest
					(dollars in thousands)		
Mary Ann MacLean Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00%	09/17	Interest only paid quarterly.	—	193	193	—
Michael Monier Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00%	09/17	Interest only paid quarterly.	—	304	304	—
Michale Witte Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00%	09/17	Interest only paid quarterly.	—	96	96	—
Miscellaneous Non-Related Party Various Security Interest	Various	Various			415	7	
Miscellaneous Related Party Various Security Interest	Various	Various		—	1,233	1,233	—
Palmer Brown Madden Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00%	09/17	Interest only paid quarterly.	—	96	96	—
Peter Van Dyk Berg Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00%	09/17	Interest only paid quarterly.	—	193	193	—
Quintin Smith Jr. Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00%	09/17	Interest only paid quarterly.	—	193	193	—
Realty Advisors Secured by a pledge of 850,000 shares of ARI Common Stock owned by BCM	Prime+2.0%	11/11	All principal and interest are due at maturity.	—	12,016	12,999	—
Richard Schmaltz Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00%	09/17	Interest only paid quarterly.	—	203	203	—

SCHEDULE IV
(Continued)

AMERICAN REALTY INVESTORS, INC.

MORTGAGE LOANS ON REAL ESTATE
December 31, 2009

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgage	Carrying Amount of Mortgage	Principal or Loans Subject to Delinquent Principal or Interest
					(dollars in thousands)		
Robert Baylis Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00%	09/17	Interest only paid quarterly.	—	193	193	—
Sherman Bull Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00%	09/17	Interest only paid quarterly.	—	193	193	—
Trust—Brett & Nicole Monier Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00%	09/17	Interest only paid quarterly.	—	33	33	—
Trust—David Monier Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00%	09/17	Interest only paid quarterly.	—	33	33	—
Trust—Joseph Monier Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00%	09/17	Interest only paid quarterly.	—	32	32	—
UHF Inc. (Walnut Park Crossing) 100% Interest in UH of Walnut Park Crossing, LLC	12.00%	12/13	Excess cash flow	—	300	370	—
William Ingram Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00%	09/17	Interest only paid quarterly.	—	96	96	—
William Urkie Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00%	09/17	Interest only paid quarterly.	—	96	96	—
Willingham Trust Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00%	09/17	Interest only paid quarterly.	—	96	96	—

SCHEDULE IV
(Continued)

AMERICAN REALTY INVESTORS, INC.

MORTGAGE LOANS ON REAL ESTATE
December 31, 2009

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgage	Carrying Amount of Mortgage	Principal or Loans Subject to Delinquent Principal or Interest
				(dollars in thousands)			
UNSECURED LOANS							
Basic Capital Management	7.00%	10/11	Monthly interest payments.	$ —	$ 1,252	$ 1,252	$—
Basic Capital Management	7.00%	10/11	Monthly interest payments.	—	1,523	1,523	—
Garden Centura, L.P.	7.00%	None	Excess property cash flow payments or property sales proceeds.	—	—	2,210	—
HAF of Dallas LLC	12.00%	08/11	Due at maturity.	14,030	451	307	—
Harvest Hill I, LLC	12.00%	10/13	Interest compounded annually.	50,721	4,982	8,894	—
Housing for Seniors of Humble, LLC	11.50%	12/09	Excess cash flow	16,223	2,000	2,000	—
Arcadian Energy, Inc. (formerly known as International Health Products, Inc.)	prime + 1.00%	08/10		—	3,779	3,779	—
Treetops	0.00%	12/11	Due at maturity.	—	2,147	1,077	
Windmill Farms, LLC	7.00%	10/10		—	2,270	2,007	—
					$86,915	$102,703	$—
					Accrued Interest	1,843	
					Allowance for estimated losses	(11,836)	
						$ 92,710	

SCHEDULE IV
(Continued)

AMERICAN REALTY INVESTORS, INC.

MORTGAGE LOAN RECEIVABLES ON REAL ESTATE
December 31, 2009

	2009	2008	2007
Balance at January 1,	$ 88,877	$86,445	$ 53,631
Additions			
New mortgage loans	32,096	7,366	44,739
Funding of existing loans	7,753	—	1,770
Increase of interest receivable on mortgage loans	6,350	—	—
Deductions			
Collection of principal	(40,654)	(8,588)	(18,312)
Conversion to property interest	3,518	3,654	4,617
Non-Cash Reductions	(2,960)	—	—
Balance at December 31,	$ 94,980	$88,877	$ 86,445

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A(T). *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Principal Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e)) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Principal Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, our Principal Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. There are inherent limitations to the effectiveness of any system of internal control over financial reporting. These limitations include the possibility of human error, the circumvention of overriding of the system and reasonable resource constraints. Because of its inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management's assessments and those criteria, management has concluded that Company's internal control over financial reporting was effective as of December 31, 2009.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial report. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

In preparation for management's report on internal control over financial reporting, we documented and tested the design and operating effectiveness of our internal control over financial reporting. There were no changes in our internal controls over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)) that occurred during the quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *OTHER INFORMATION*

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Directors

The affairs of ARL are managed by a Board of Directors. The Directors are elected at the annual meeting of stockholders or are appointed by the incumbent Board and serve until the next annual meeting of stockholders or until a successor has been elected or appointed.

After December 31, 2003, a number of changes occurred in the composition of the Board of Directors of ARL, the creation of certain Board Committees, the adoption of Committee charters, the adoption of a Code of Ethics for Senior Financial Officers, and the adoption of Guidelines for Director Independence. Also, the composition of the members of the Board of Directors changed with the resignation of Earl D. Cecil (on February 29, 2004), as well as the election of independent directors, Ted R. Munselle and Sharon Hunt, on February 20, 2004, and Robert A. Jakuszewski on November 22, 2005.

It is the Board's objective that a majority of the Board consists of independent directors. For a Director to be considered independent, the Board must determine that the Director does not have any direct or indirect material relationship with ARL. The Board has established guidelines to assist it in determining director independence which conform to, or are more exacting than, the independence requirements in the New York Stock Exchange listing rules. The independence guidelines are set forth in ARL's "Corporate Governance Guidelines." The text of this document has been posted on ARL's Internet website at http://www.amrealtytrust.com and is available in print to any shareholder who requests it. In addition to applying these guidelines, the Board will consider all relevant facts and circumstances in making an independence determination.

ARL has adopted a code of conduct that applies to all Directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. Stockholders may find our code of conduct on our website by going to our website address at http://www.amrealtytrust.com. We will post any amendments to the code of conduct, as well as any waivers that are required to be disclosed by the rules of the SEC or the New York Stock Exchange, on our website.

Our Board of Directors has adopted charters for our Audit, Compensation, and Governance and Nominating Committees of the Board of Directors. Stockholders may find these documents on our website by going to the website address at http://www.amrealtytrust.com. You may also obtain a printed copy of the materials referred to by contacting us at the following address:

American Realty Investors, Inc.
Attn: Investor Relations
1800 Valley View Lane, Suite 300
Dallas, Texas 75234
Telephone: 469-522-4200

All members of the Audit Committee and the Governance and Nominating Committee must be independent directors. Members of the Audit Committee must also satisfy additional independence requirements, which provide (i) that they may not accept, directly or indirectly, any consulting, advisory, or compensatory fee from ARL or any of its subsidiaries other than their Director's compensation (other than in their capacity as a member of the Audit Committee, the Board of Directors, or any other committee of the Board), and (ii) no member of the Audit Committee may be an "affiliated person" of ARL or any of its subsidiaries, as defined by the Securities and Exchange Commission.

The current Directors of ARL are listed below, together with their ages, terms of service, all positions and offices with ARL, its former advisor (BCM), or current advisor (Prime), which took over as contractual advisor for BCM on July 1, 2003, their principal occupations, business experience, and directorships with other companies during the last five years or more. The designation "Affiliated," when used below with respect to a Director, means that the Director is an officer, director, or employee of BCM or Prime, an officer of ARL, or an officer or director of an affiliate of ARL. The designation "Independent," when used below with respect to a Director, means that the Director is neither an officer of ARL nor a director, officer, or employee of BCM or Prime (but may be a director of ARL), although ARL may have certain business or professional relationships with such Director as discussed in Part III, Item 13. "Certain Relationships and Related Transactions and Director Independence".

HENRY A. BUTLER: Age 59, Chairman of the Board since May 28, 2009 and Director (Affiliate) (since July 2003).

Elected as chairman May 28, 2009; Broker—Land Sales (since July 2003) for Prime and 1992 to June 2003 for BCM; Owner/Operator (1989 to 1991) of Butler Interests, Inc.; Director of ARL; and Director (December 2001 to July 2003) of TCI.

SHARON HUNT: Age 67, Director (Independent) (since February 2004).

Licensed Realtor in the Dallas, Texas area with Virginia Cook Realtors; President and Owner of Sharon's Pretzels, Inc. (until sold in 1997) a Dallas, Texas food products entity; Director (1991 to 2000) of a 501(c)(3) non-profit corporation involved in the acquisition, renovation and operation of real estate; and Director (since February 2004) of TCI.

ROBERT A. JAKUSZEWSKI: Age 47, Director (Independent) (since November 2005).

Vice President—Sales and Marketing (since September 1998) of New Horizons Communications, Inc., Consultant (January 1998—September 1998) for New Horizon Communications, Inc.; Regional Sales Manager (1996-1998) of Continental Funding; Territory Manager (1992-1996) of Sigvaris, Inc.; Senior Sales Representative (1988-1992) of Mead Johnson Nutritional Division, USPNG; Sales Representative (1986-1987) of Muro Pharmaceutical, Inc.; and Director of IOT (since March 16, 2004) and Director of TCI since November 22, 2005.

TED R. MUNSELLE: Age 54, Director (Independent) (since February 2004).

Mr. Munselle is Vice President and Chief Financial Officer (since October 1998) of Landmark Nurseries, Inc.; he was President (December 2004 to August 2007) of Applied Educational Opportunities LLC, an educational organization which had career training schools located in the cities of Richardson and Tyler, Texas. He is a certified public accountant (since 1980) who was employed as an Audit Partner in two Dallas, Texas based CPA firms (1986 to 1998), as an Audit Manager at Grant Thornton, LLP (1983 to 1986) and as Audit Staff to Audit Supervisor at Laventhol & Horwath (1977 to 1983). Mr. Munselle has also been a director (since February 20, 2004) of TCI, a Nevada corporation which has its common stock listed and traded on the New York Stock Exchange ("NYSE"), as well as a director (since May 2009) of IOT, a Nevada corporation which has its common stock listed and traded on the American Stock Exchange (the "AMEX"). Mr. Munselle is qualified as an Audit Committee financial expert within the meaning of SEC regulations and the Board of Directors of ARL has determined that he has accounting and related financial management expertise within the meaning of the listing standards of the NYSE.

Board Meetings and Committees

The Board of Directors held nine meetings during 2009. For such year, no incumbent Director attended fewer than 100.0% of the aggregate of (1) the total number of meetings held by the Board during the period for which he had been a Director and (2) the total number of meetings held by all committees of the Board on which he served during the periods that he served.

The Board of Directors has standing Audit, Compensation, and Governance and Nominating Committees.

Audit Committee. The current Audit Committee was formed on February 19, 2004, and its function is to review ARL's operating and accounting procedures. The charter of the Audit Committee has also been adopted by the Board. The charter of the Audit Committee was adopted on February 19, 2004 and is available on the company's investor relations website (www.amrealtytrust.com). The Audit Committee is an "audit committee" for purposes of Section 3(a) (58) of the Securities Exchange Act of 1934. The current members of the Audit Committee, all of whom are independent within the meaning of the SEC Regulations, the listing standards of the New York Stock Exchange, Inc., and ARL's Corporate Governance Guidelines, are Messrs. Jakuszewski and Munselle (Chairman) and Ms. Hunt. Mr. Ted R. Munselle, a member of the Committee, is qualified as an Audit Committee financial expert within the meaning of SEC Regulations, and the Board has determined that he has accounting and related financial management expertise within the meaning of the listing standards of the New York Stock Exchange, Inc. All of the members of the Audit Committee meet the experience requirements of the listing standards of the listing standards of the New York Stock Exchange. The Audit Committee met eight times during 2009.

Governance and Nominating Committee. The Governance and Nominating Committee is responsible for developing and implementing policies and practices relating to corporate governance, including reviewing and monitoring implementation of ARL's Corporate Governance Guidelines. In addition, the Committee develops and reviews background information on candidates for the Board and makes recommendations to the Board regarding such candidates. The Committee also prepares and supervises the Board's annual review of director independence and the Board's performance self-evaluation. The Charter of the Governance and Nominating Committee was adopted on March 22, 2004. The current members of the Committee are Messrs. Jakuszewski (Chairman), and Munselle and Ms. Hunt. The Governance and Nominating Committee met once during 2009.

Compensation Committee. The Compensation Committee is responsible for overseeing the policies of the Company relating to compensation to be paid by the Company to the Company's principal executive officer and any other officers designated by the Board and make recommendations to the Board with respect to such policies, produce necessary reports and executive compensation for inclusion in the Company's Proxy Statement in accordance with applicable rules and regulations and to monitor the development and implementation of succession plans for the principal executive officers and other key executives and make recommendations to the Board with respect to such plans. The charter of the Compensation Committee was adopted on March 22, 2004, and is available on the Company's Investor Relations website (www.amrealtytrust.com). The current members of the Compensation Committee are Ms. Hunt (Chairman) and Messrs. Jakuszewski and Munselle. All of the members of the Compensation Committee are independent within the meaning of the listing standards of the NYSE and the Company's Corporate Governance Guidelines. The Compensation Committee is to be comprised of at least two directors who are independent of Management and the Company. The Compensation Committee met once during 2009.

The members of the Board of Directors on the date of this Report and the Committees of the Board on which they serve are identified below:

	Audit Committee	Governance and Nominating Committee	Compensation Committee
Henry A. Butler			
Sharon Hunt	✓	✓	Chair
Robert A. Jakuszewski	✓	Chair	✓
Ted R. Munselle	Chair	✓	✓

Presiding Director

In March 2004, the Board created a new position of presiding director, whose primary responsibility is to preside over periodic executive sessions of the Board in which Management directors and other members of Management do not participate. The presiding director also advises the Chairman of the Board and, as appropriate, Committee Chairs with respect to agendas and information needs relating to Board and Committee meetings, provides advice with respect to the selection of Committee Chairs and performs other duties that the Board may from time to time delegate to assist the Board in fulfillment of its responsibilities.

In 2009, the non-management members of the Board designated Ted R. Munselle as presiding director to serve in this position until the Company's annual meeting of stockholders to be held following the fiscal year ended December 31, 2009.

Determination of Director's Independence

In February 2004, the Board adopted its Corporate Governance Guidelines. The Guidelines adopted by the Board meet or exceed the new listing standards adopted during that year by the New York Stock Exchange. The full text of the Guidelines can be found on the Company's Investor Relations website (www.amrealtytrust.com).

Pursuant to the Guidelines, the Board undertook its annual review of director independence in March 2008, and during this review, the Board considered transactions and relationships between each director or any member of his or her immediate family and ARL and its subsidiaries and affiliates, including those reported under Certain Relationships and Related Transactions below. The Board also examined transactions and relationships between directors or their affiliates and members of ARL's senior management or their affiliates. As provided in the Guidelines, the purpose of such review was to determine whether such relationships or transactions were inconsistent with the determination that the director is independent.

As a result of this review, the Board affirmatively determined of the then directors, Messrs. Munselle and Jakuszewski and Ms. Hunt are each independent of the Company and its Management under the standards set forth in the Corporate Governance Guidelines.

Executive Officers

Executive officers of the Company are listed below, all except one of whom are employed by Prime. None of the executive officers receive any direct remuneration from the Company nor do any hold any options granted by the Company. Their positions with the Company are not subject to a vote of stockholders. In addition to the following executive officers, the Company has several vice presidents and assistant secretaries who are not listed herein. The ages, terms of service and all positions and offices with the Company, Prime, BCM, other entities, other principal occupations, business experience and directorships with other publicly held companies during the last five years or more are set forth below.

DANIEL J. MOOS, 59

President (since April 2007) and Chief Executive Officer (effective March 2010) of ARL, TCI, IOT and (effective March 2007) of Prime; Senior Vice President and Business Line Manager of U.S. Bank (NYSE) working out of their offices in Houston, Texas from 2003 to April 2007; Executive Vice President and Chief Financial Officer, Fleetcor Technologies a privately held transaction processing company that was headquartered in New Orleans, Louisiana from 1998 to 2003; Senior Vice President and Chief Financial Officer, ICSA a privately held internet security and information company headquartered in Carlisle, Pennsylvania from 1996 to 1998; and for more than five years prior thereto was employed in various financial and operating roles for PhoneTel Technologies, Inc. which was a publicly traded telecommunication company on the American Stock Exchange headquartered in Cleveland, Ohio (1992 to 1996) and LDI which was a publicly traded computer equipment sales/service and asset leasing company listed on the NASDAQ and headquartered in Corporation of Cleveland, Ohio.

GENE S. BERTCHER, 61

Executive Vice President (since May 20, 2008), and Chief Financial Officer (since October 28, 2009) of the Company. Mr. Bertcher is Chief Financial Officer of New Concept Energy, Inc. ("NCE") a Nevada corporation which has its common stock listed on the American Stock Exchange LLC, a position he has occupied since November 1, 2004. From January 3, 2003 until November 1, 2004, Mr. Bertcher was also Chief Executive Officer of NCE. He has been a certified public accountant since 1973. Mr. Bertcher has been a director, November 1989 to September 1996 and since June 1999 of NCE. No family relationship exists between Mr. Bertcher and any director or executive officer of the Company.

LOUIS J. CORNA, 62

Executive Vice President, General Counsel/Tax Counsel and Secretary (since February 2004), Executive Vice President—Tax (October 2001 to February 2004), Executive Vice President—Tax and Chief Financial Officer (June 2001 to October 2001) and Senior Vice President—Tax (December 2000 to June 2001) of ARL, TCI, IOT and BCM; Executive Vice President, General Counsel/Tax Counsel and Secretary (since February 2004), Executive Vice President—Tax (July 2003 to February 2004) of Prime and PIAMI; Private Attorney (January 2000 to December 2000); Vice President—Taxes and Assistant Treasurer (March 1998 to January 2000) of IMC Global, Inc.; Vice President—Taxes (July 1991 to February 1998) of Whitman Corporation.

ALFRED CROZIER, 57

Executive Vice President—Residential Construction (since November 2006) of ARL, TCI and IOT; Managing Director of Development for Woodmont Investment Company GP, LLC of Dallas, Texas from November 2005 to November 2006; President of Sterling Builders, Inc. of Spring, Texas from October 2003 to November 2005; Vice President of Westchase Construction, Ltd. of Houston, Texas from August 2001 to September 2003. For more than five years prior thereto, Mr. Crozier was employed by various firms in the construction industry including, Trammell Crow Residential (February 1995 through February 2000) and The Finger Companies (August 1991 through February 1995). Mr. Crozier is a licensed architect.

Officers

Although not an executive officer of the Company, Daeho Kim currently serves as Treasurer. His position with the Company is not subject to a vote of stockholders. His age, term of service and all positions and offices with the Company, other principal occupations, business experience and relationships with other entities during the last five years or more are set forth below.

DAEHO KIM, 33

Treasurer (since October 29, 2008) of ARL, TCI and IOT. For more than five years prior thereto, Mr. Kim has been employed by Prime in various financial capacities including Cash Manager and Assistant Director of Capital Markets.

Code of Ethics

ARL has adopted a code of ethics entitled "Code of Business Conduct and Ethics" that applies to all directors, officers, and employees (including those of the contractual Advisor to ARL). In addition, ARL has adopted a code of ethics entitled "Code of Ethics for Senior Financial Officers" that applies to the principal executive officer, president, principal financial officer, chief financial officer, principal accounting officer, and controller. The text of these documents has been posted on ARL's internet website at http://www.amrealtytrust.com and are available in print to any stockholder who requests them.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Under the securities laws of the United States, ARL's Directors, executive officers, and any persons holding more than 10% of ARL's shares of common stock are required to report their ownership and any changes in that ownership to the Securities and Exchange Commission (the "Commission"). Specific due dates for these reports have been established and ARL is required to report any failure to file by these dates. All of these filing requirements were satisfied by ARL's directors and executive officers and 10% holders during the fiscal year ended December 31, 2009. In making these statements, ARL has relied on the written representations of its incumbent Directors and executive officers and its 10% holders and copies of the reports that they have filed with the Commission.

The Advisor

Although the Board of Directors is directly responsible for managing the affairs of ARL and for setting the policies, which guide it, the day-to-day operations of ARL are performed by Prime, a contractual advisor under the supervision of the Board. The duties of the advisor include, among other things, locating, investigating, evaluating, and recommending real estate and mortgage loan investment and sales opportunities, as well as financing and refinancing sources. Prime also serves as consultant in connection with ARL's business plan and investment policy decisions made by the Board.

Prime, an affiliate, is the contractual advisor to ARL. Prime is a single member Nevada limited liability company, the sole member of which is PIAMI, which is owned 100% by Realty Advisors, LLC, a Nevada corporation which is owned 100% by a Trust known as the May Trust. Until early 2009, SWI which is 100% owned by Gene E. Phillips, owned 20% of PIAMI, which SWI exchanged to Realty Advisors, Inc. for certain securities originally issued by SWI. Gene E. Phillips and SWI are each a "related party" for financial statement purposes because of the prior ownership arrangement of PIAMI. The May Trust is a Trust for the benefit of the children of Gene E. Phillips. Gene E. Philips is not an officer, manager or director of Prime, PIAMI, Realty Advisors, LLC, Realty Advisors, Inc. or ARL, nor is he a Trustee of the May Trust.

As of March 5, 2010, Prime owned 1,437,208 shares of ARL's common stock, approximately 12.79% of the shares then outstanding, and Prime Stock Holdings, Inc., which is a wholly owned subsidiary of Prime of which PIAMI is the sole member, owned 234,500 shares of ARL common stock.

The Advisory Agreement provides for the advisor to receive monthly base compensation at the rate of 0.0625% per month (0.75% on an annualized basis) of Average Invested Assets.

In addition to base compensation, Prime, an affiliate of Prime, or a related party receives the following forms of additional compensation:

1) an acquisition fee for locating, leasing or purchasing real estate for ARL in an amount equal to the lesser of (a) the amount of compensation customarily charged in similar arm's-length transactions or (b) up to 6.0% of the costs of acquisition, inclusive of commissions, if any, paid to non-affiliated brokers;

2) a disposition fee for the sale of each equity investment in real estate in an amount equal to the lesser of (a) the amount of compensation customarily charged in similar arm's-length transactions or (b) 3.0% of the sales price of each property, exclusive of fees, if any, paid to non-affiliated brokers;

3) a loan arrangement fee in an amount equal to 1.0% of the principal amount of any loan made to ARL arranged by Prime;

4) an incentive fee equal to 10.0% of net income for the year in excess of a 10.0% return on stockholders' equity, and 10.0% of the excess of net capital gains over net capital losses, if any, realized from sales of assets;

5) a mortgage placement fee, on mortgage loans originated or purchased, equal to 50.0%, measured on a cumulative basis, of the total amount of mortgage origination and placement fees on mortgage loans advanced by ARL for the fiscal year; and

6) a construction management fee equal to 6% of the so-called "hard costs" only of any costs of construction on a completed basis, based upon amounts set forth as approved on any architect certificate issued in connection with such construction, which fee is payable at such time as the applicable architect certifies other costs for payment to third parties.

The ARL Advisory Agreement further provides that Prime shall bear the cost of certain expenses of its employees, excluding fees paid to ARL's Directors; rent and other office expenses of both Prime and ARL (unless ARL maintains office space separate from that of Prime); costs not directly identifiable to ARL's assets, liabilities, operations, business or financial affairs; and miscellaneous administrative expenses relating to the performance by Prime of its duties under the Advisory Agreement.

Effective July 1, 2005, the Company and Prime entered into a Cash Management Agreement to further define the administration of the Company's day-to-day investment operations, relationship contacts, flow of funds and deposit and borrowing of funds. Under the Cash Management Agreement, all funds of the Company are delivered to Prime which has a deposit liability to the Company and is responsible for payment of all payables and investment of all excess funds which earn interest at the *Wall Street Journal* Prime Rate plus 1% per annum, as set quarterly on the first day of each calendar quarter. Borrowings for the benefit of the Company bear the same interest rate. The term of the Cash Management Agreement is coterminous with the Advisory Agreement, and it is automatically renewed each year unless terminated with the Advisory Agreement.

The terms of TCI's Advisory Agreement with Prime are not identical to those of ARL's Advisory Agreement. The provisions of TCI's Advisory Agreement are:

1) The TCI Advisory Agreement provides for Prime to be responsible for the day-to-day operations of TCI and to receive an advisory fee comprised of a gross asset fee of .0625% per month (.75% per annum) of the average of the gross asset value (total assets less allowance for amortization, depreciation or depletion and valuation reserves) and an annual net income fee equal to 7.5% of TCI's net income;

2) The TCI Advisory Agreement also provides for Prime to receive an annual incentive sales fee equal to 10.0% of the amount, if any, by which the aggregate sales consideration for all real estate sold by TCI during such fiscal year exceeds the sum of: (1) the cost of each such property as originally recorded in TCI's books for tax purposes (without deduction for depreciation, amortization or reserve for losses), (2) capital improvements made to such assets during the period owned, and (3) all closing costs, (including real estate commissions) incurred in the sale of such real estate; provided, however, no incentive fee shall be paid unless (a) such real estate sold in such fiscal year, in the aggregate, has produced an 8.0% simple annual return on the net investment including capital improvements, calculated over the holding period before depreciation and inclusive of operating income and sales consideration and (b) the aggregate net operating income from all real estate owned for each of the prior and current fiscal years shall be at least 5.0% higher in the current fiscal year than in the prior fiscal year;

3) Pursuant to the TCI Advisory Agreement, Prime, or an affiliate of Prime, is to receive an acquisition commission for supervising the acquisition, purchase or long-term lease of real estate equal to the lesser of (1) up to 1.0% of the cost of acquisition, inclusive of commissions, if any, paid to nonaffiliated brokers or (2) the compensation customarily charged in arm's-length transactions by others rendering similar property acquisition services as an ongoing public activity in the same geographical location and for comparable property, provided that the aggregate purchase price of each property (including acquisition fees and real estate brokerage commissions) may not exceed such property's appraised value at acquisition;

4) The TCI Advisory Agreement requires Prime, or any affiliate of Prime, to pay to TCI one-half of any compensation received from third parties with respect to the origination, placement or brokerage of any loan made by TCI; provided, however, that the compensation retained by Prime or any affiliate of Prime shall not exceed the lesser of (1) 2.0% of the amount of the loan commitment or (2) a loan brokerage and commitment fee which is reasonable and fair under the circumstances;

5) The TCI Advisory Agreement also provides that Prime, or an affiliate of Prime, is to receive a mortgage or loan acquisition fee with respect to the acquisition or purchase of any existing mortgage loan by TCI equal to the lesser of (1) 1.0% of the amount of the loan purchased or (2) a brokerage or commitment fee which is reasonable and fair under the circumstances. Such fee will not be paid in connection with the origination or funding of any mortgage loan by TCI;

6) Under the TCI Advisory Agreement, Prime, or an affiliate of Prime, also is to receive a mortgage brokerage and equity refinancing fee for obtaining loans or refinancing on properties equal to the lesser of (1) 1.0% of the amount of the loan or the amount refinanced or (2) a brokerage or refinancing fee which is reasonable and fair under the circumstances; provided, however, that no such fee shall be paid on loans from Prime, or an affiliate of Prime, without the approval of TCI's Board of Directors. No fee shall be paid on loan extensions;

7) Under the TCI Advisory Agreement, Prime receives reimbursement of certain expenses incurred by it in the performance of advisory services; and

8) Under the TCI Advisory Agreement, all or a portion of the annual advisory fee must be refunded by the Advisor if the operating expenses of TCI (as defined in the Advisory Agreement) exceed certain limits specified in the Advisory Agreement based on the book value, net asset value, and net income of TCI during the fiscal year.

Effective July 1, 2005, TCI and Prime entered into a Cash Management Agreement substantially in the same form and with the same terms as the Cash Management Agreement between ARL and Prime.

If and to the extent that ARL shall request Prime, or any director, officer, partner, or employee of Prime, to render services to ARL other than those required to be rendered by Prime under the Advisory Agreement, such additional services, if performed, will be compensated separately on terms agreed upon between such party and ARL from time-to-time.

The Advisory Agreement automatically renews from year-to-year unless terminated in accordance with its terms. ARL's management believes that the terms of the Advisory Agreement are at least as fair as could be obtained from unaffiliated third parties.

Situations may develop in which the interests of ARL are in conflict with those of one or more directors or officers in their individual capacities, or of Prime, or of their respective affiliates. In addition to services performed for ARL, as described above, Prime actively provides similar services as agent for, and advisor to, other real estate enterprises, including persons and entities involved in real estate development and financing, including TCI. The Advisory Agreement provides that Prime may also serve as advisor to other entities.

As advisor, Prime is a fiduciary of ARL's public investors. In determining to which entity a particular investment opportunity will be allocated, Prime will consider the respective investment objectives of each entity and the appropriateness of a particular investment in light of each such entity's existing mortgage note and real estate portfolios and business plan. To the extent any particular investment opportunity is appropriate to more than one such entity, such investment opportunity will be allocated to the entity that has had funds available for investment for the longest period of time, or, if appropriate, the investment may be shared among various entities. See Part III, Item 13 "Certain Relationships and Related Transactions, and Director Independence."

The managers and principal officers of Prime are set forth below:

Mickey N. Phillips—Manager

Ryan T. Phillips—Manager

Daniel J. Moos—President and Chief Executive Officer

Gene S. Bertcher—Executive Vice President and Chief Financial Officer

Louis J. Corna—Executive Vice President—Tax, General Counsel/Tax Counsel and Secretary

Alfred Crozier—Executive Vice President—Residential Construction

Property Management and Real Estate Brokerage

Affiliates of Prime provide property management services to ARL. Currently, Triad provides property management services to ARL's commercial properties for a fee of 6.0% or less of the monthly gross rents collected on the residential properties under its management and 3.0% or less of the monthly gross rents collected on the commercial properties under its management. Triad subcontracts with other entities for the provision of the property-level management services at various rates. The general partner of Triad is PIAMI. The limited partner of Triad is HRSHLLC. Triad subcontracts the property-level management and leasing of ARL's commercial properties (shopping centers, office buildings and individual warehouses) to Regis I, which is entitled to receive property and construction management fees and leasing commissions in accordance with the terms of its property-level management agreement with Triad. Regis Hotel I, LLC, manages ARL's hotels. The sole member of Regis I and Regis Hotel I, LLC is HRSHLLC.

Regis I, a related party, provides real estate brokerage services to ARL and receives brokerage commissions in accordance with the Advisory Agreement.

ITEM 11. *EXECUTIVE COMPENSATION*

ARL has no employees, payroll, or benefit plans, and pays no compensation to its executive officers. The Directors and executive officers of ARL who are also officers or employees of Prime are compensated by Prime. Such affiliated Directors and executive officers perform a variety of services for Prime and the amount of their compensation is determined solely by Prime. Prime does not allocate the cash compensation of its officers among the various entities for which it serves as advisor. See Part III, Item 10. "Directors, Executive Officers and Corporate Governance" for a more detailed discussion of compensation payable to Prime by ARL.

The only direct remuneration paid by ARL is to those Directors who are not officers or employees of Prime or its affiliated companies. Each non-employee Director is entitled to be compensated at the rate of $45,000 per year, plus $300 per Audit Committee meeting attended. The Chairman of the Board of Directors is entitled to be compensated at the rate of $49,500 per year. Also, each non-employee Director receives an additional fee of $1,000 per day for any special services rendered outside of their ordinary duties as Director, plus reimbursement of expenses. Effective January 4, 2010, the Board of Directors reduced their compensation to $22,500 per annum and no fees from meetings with the Chairman of the Audit Committee to receive a one time annual fee of $500. During 2009, $84,799.74 was paid to non-employee Directors in total Directors' fees for all services including the annual fee for service during the period January 1, 2009 through December 31, 2009, the fees paid to the directors are as follows: Sharon Hunt, $22,500; Robert A. Jakuszewski, $22,500, Ted R. Munselle, $23,000 and Ted P. Stokely, $16,799.74.

In January 1999, stockholders approved the Director's Stock Option Plan (the "Director's Plan") which provides for options to purchase up to 40,000 shares of common stock. Options granted pursuant to the Director's Plan are immediately exercisable and expire on the earlier of the first anniversary of the date on which a Director ceases to be a Director or ten years from the date of grant. On January 1, 2003, 2004, 2005 total options granted were 1,000, 2,000 and 4,000, respectively. In December 2005, the Director's Plan was terminated. At December 31, 2009, options covering 2,000 shares remain outstanding all of which are exercisable at $9.70 per share. These options expire in 2015.

In January 1998, stockholders approved the 1997 Stock Option Plan (the "Option Plan"), which provides for options to purchase up to 300,000 shares of common stock. This plan was terminated in 2005. Effective July 1, 2008, all outstanding options under this plan expired.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2009 regarding compensation plans under which equity securities of ARL are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column) (a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,000	$9.70	—

See Note 12. to the financial statements "Stock Options" for information regarding the material features of the above plans.

Security Ownership of Certain Beneficial Owners. The following table sets forth the ownership of ARL's common stock both beneficially and of record, both individually and in the aggregate, for those persons or entities known by ARL to be the owner of more than 5.0% of the shares of ARL's common stock as of the close of business on March 25, 2010.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial	Approximate Percent of Class(1)
Arcadian Energy, Inc. (formerly known as International Health Products, Inc.) .... 1755 Wittington Place Suite 340 Dallas, Texas 75234	1,366,775	11.87%
Prime Income Asset Management, Inc. .... 1800 Valley View Lane Suite 300 Dallas, Texas 75234	1,671,708(1)	14.88%
Transcontinental Realty Investors, Inc. .... 1800 Valley View Lane Suite 300 Dallas, Texas 75234	276,972(4)	2.41%
Realty Advisors, Inc. .... 1800 Valley View Lane Suite 300 Dallas, Texas 75234	8,373,553(2)(3)	72.72%
Ryan T. Phillips .... 1800 Valley View Lane Suite 300 Dallas, Texas 75234	8,401,155(2)(3)	72.96%

(1) Percentages are based upon 11,514,038 shares outstanding as of March 25, 2010.

(2) Includes 6,701,895 shares owned directly by Realty Advisors LLC, a Nevada limited liability company of which Realty Advisors, Inc. is the sole member and the shares described in (3) below, over which each of the directors of Realty Advisors Inc., Ryan T. Phillips and Mickey Ned Phillips, may be deemed to be beneficial owners by virtue of their positions as directors of Realty Advisors Inc. The directors of Realty Advisors Inc. disclaim beneficial ownership of such shares.

(3) Includes 1,437,208 shares owned by PIAMI and 234,500 shares owned by Prime Stock Holding, Inc. wholly-owned subsidiary of PIAMI, over which each of the directors of PIAMI, Ryan T. Phillips and Mickey Ned Phillips, may be deemed to be beneficial owners by virtue of their positions as directors of PIAMI. The directors of PIAMI disclaim beneficial ownership of such shares.

(4) TCI is included in the table and the directors of ARL are also the directors of TCI. Each of the directors of TCI, Henry A. Butler, Sharon Hunt, Robert A. Jakuszewski, Ted R. Munselle, and Ted P. Stokely, may be deemed to be the beneficial owners by virtue of their positions as directors of TCI. The directors of TCI disclaim such beneficial ownership.

(5) Includes 27,602 shares owned by the Gene E. Phillips' Children's Trust. Ryan T. Phillips is a beneficiary of the trust.

Security Ownership of Management. The following table sets forth the ownership of shares of ARL's common stock, both beneficially and of record, both individually in the aggregate, for the Directors and executive officers of ARL, as of the close of business on March 25, 2010.

Name	Shares	Percentage[1]
Gene S. Bertcher	8,650,525[3][4][5]	75.13%
Henry A. Butler	276,972[2]	2.41%
Louis J. Corna	8,650,525[3][4][5]	75.13%
Alfred Crozier	8,650,525[3][4][5]	75.13%
Sharon Hunt	276,972[2]	2.41%
Robert A. Jakuszewski	276,972[2]	2.41%
Daniel J. Moos	8,650,525[3][4][5]	75.13%
Ted R. Munselle	276,972[2]	2.41%
All Directors and Executive Officers as a group (8 persons)	8,650,525[2][3][4][5]	75.13%

(1) Percentage is based upon 11,514,038 shares outstanding as of March 25, 2010.

(2) Includes 276,972 shares owned by TCI, over which the members of the Board of Directors of ARL may be deemed to be the beneficial owners by virtue of their positions as members of the Board of Directors of TCI. The members of the Board of Directors of ARL disclaim beneficial ownership of such shares.

(3) Includes 276,972 shares owned by TCI, over which the executive officers of ARL may be deemed to be the beneficial owners by virtue of their positions as executive officers of TCI. The executive officers of ARL disclaim beneficial ownership of such shares.

(4) Includes 6,701,895 shares owned by RALLC, over which certain of the executive officers of ARL may be deemed to be the beneficial owners by virtue of their positions as executive officers of RALLC. The executive officers of ARL disclaim beneficial ownership of such shares.

(5) Includes 1,437,208 shares owned by PIAMI and 234,500 shares owned by Prime Stock Holdings, Inc., over which the executive officers of ARL may be deemed to be the beneficial owners by virtue of their positions as executive officers of PIAMI. The executive officers of ARL disclaim beneficial ownership of such shares.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Policies with Respect to Certain Activities

Article 11 of ARL's Articles of Incorporation provides that ARL shall not, directly or indirectly, contract or engage in any transaction with (1) any director, officer or employee of ARL, (2) any director, officer or employee of the advisor, (3) the advisor, or (4) any affiliate or associate (as such terms are defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) of any of the aforementioned persons, unless (a) the material facts as to the relationship among or financial interest of the relevant individuals or persons and as to the contract or transaction are disclosed to or are known by ARL's Board of Directors or the appropriate committee thereof and (b) ARL's Board of Directors or committee thereof determines that such contract or transaction is fair to ARL and simultaneously authorizes or ratifies such contract or transaction by the affirmative vote of a majority of independent directors of ARL entitled to vote thereon.

Article 11 defines an "Independent Director" (for purposes of that Article) as one who is neither an officer or employee of ARL, nor a director, officer or employee of ARL's advisor. This definition predates ARL's director independence guidelines adopted in February 2004.

ARL's policy is to have such contracts or transactions approved or ratified by a majority of the disinterested Directors with full knowledge of the character of such transactions, as being fair and reasonable to the stockholders at the time of such approval or ratification under the circumstances then prevailing. Such Directors also consider the fairness of such transactions to ARL. Management believes that, to date, such transactions have represented the best investments available at the time and they were at least as advantageous to ARL as other investments that could have been obtained.

ARL may enter into future transactions with entities, the officers, directors, or stockholders of which are also officers, directors, or stockholders of ARL, if such transactions would be beneficial to the operations of ARL and consistent with ARL's then-current investment objectives and policies, subject to approval by a majority of disinterested Directors as discussed above.

ARL does not prohibit its officers, directors, stockholders, or related parties from engaging in business activities of the types conducted by ARL.

Certain Business Relationships

Prime, ARL's advisor, is a company for which Messrs. Moos, Bertcher, Corna, and Crozier serve as executive officers. Prime, the sole member of which is PIAMI is the contractual advisor to ARL. PIAMI is owned by Realty Advisors, LLC, a Nevada limited liability company the sole member of which is Realty Advisors, Inc., a Nevada corporation which is owned 100% by a Trust known as the May Trust. Until early 2009, SWI, a Nevada corporation ("SWI") which is 100% owned by Gene E. Phillips, owned 20% of PIAMI which SWI exchanged to Realty Advisors, Inc. for certain securities originally issued by SWI. Gene E. Phillips was one of the original settlers of the May Trust and is periodically consulted by the Trustee of the May Trust for advice on transactions or assets of, or involving, the May Trust which is a Trust for the benefit of the children of Gene E. Phillips. See Part III, Item 10. "Directors, and Executive Officers and Corporate Governance."

The executive officers of ARL also serve as executive officers of TCI and IOT. As such, they owe fiduciary duties to that entity as well as to Prime under applicable law. TCI has the same relationship with Prime, as does ARL. Mr. Bertcher is an officer, director and employee of NCE and as such also owes fiduciary duties to NCE as well as ARL, TCI and IOT under applicable law.

Effective July 1, 2003, PAMI became the advisor to ARL and TCI. Effective August 18, 2003, PAMI changed its name to PIAMI. On October 1, 2003, Prime, which is 100% owned by PIAMI, replaced PIAMI as the advisor to ARL and TCI.

ARL contracts with affiliates of Prime for property management services. Triad, an affiliate, provides property management services. The general partner of Triad is PIAMI. The limited partner of Triad is HRSHLLC, a related party. Triad subcontracts the property-level management of ARL's commercial properties (office buildings, shopping centers, and industrial warehouses) to Regis I, a related party. Regis I also provides real estate brokerage services to ARL and receives brokerage commissions in accordance with the Advisory Agreement. Regis Hotel I, LLC manages ARL's hotels. The sole member of Regis I and Regis Hotel I, LLC is HRSHLLC.

At December 31, 2009, ARL owned approximately 82.8% of TCI's outstanding common stock through its interest in TCI and approximately 85.3% of IOT's outstanding common stock.

Related Party Transactions

The Company has historically engaged in and may continue to engage in certain business transactions with related parties, including but not limited to asset acquisition and dispositions. Transactions involving related parties cannot be presumed to be carried out on an arm's length basis due to the absence of free market forces that naturally exist in business dealings between two or more unrelated entities. Related party transactions may not always be favorable to our business and may include terms, conditions and agreements that are not necessarily beneficial to or in the best interest of our company.

ARL paid advisory fees of $15.6 million, net income fees of $.1 million, acquisition fees of $.04 million, mortgage brokerage and equity refinancing fees of $.6 million and costs reimbursements of $5.4 million to Prime in 2009.

ARL paid property acquisition fees of $0.1 million, real estate brokerage fees of $1.5 million, construction supervision fees of $0.9 million, and property and construction management and leasing commissions of $3.0 million to Regis I in 2009.

Operating Relationships

The company leases office and commercial warehouse space to affiliated entities. The income from those entities are included in our financial statements and disclosed on the face of our Statements of Operations which is included in Item 8 of this 10-K. Affiliated rents include lease income from Eagle Crest, 2010 Valley View, Folsom land, 1010 Commons, Two Hickory, 600 Las Colinas, One Hickory, Browning Place, Fenton Centre, Amoco, Parkway North, Thermalloy, and Senlac.

Advances and Loans

From time to time, ARL and its affiliates have made advances to each other, which generally have not had specific repayment terms, did not bear interest, are unsecured, and have been reflected in ARL's financial statements as other assets or other liabilities. ARL and the advisor charge interest on the outstanding balance of funds advanced to or from ARL. The interest rate, set at the beginning of each quarter, is the Prime rate plus 1% on the average daily cash balances advanced. At December 31, 2009, ARL owes Prime $26.5 million.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The following table sets forth the aggregate fees for professional services rendered to ARL for the years 2009 and 2008 by ARL's principal accounting firms, Farmer, Fuqua and Huff, L.P. and Swalm & Associates, PC:

	2009			2008	
Type of Fee	Farmer, Fuqua & Huff	BDO Seidman	Swalm & Associates	Farmer, Fuqua & Huff	BDO Seidman
Audit Fees	$636,692[1]	$ —	$75,835[3]	$595,692[5]	$ —
Audit Related Fees			—		
Tax Fees	65,200[2]	37,673	2,572[4]	103,523[6]	50,100[7]
All Other Fees					
Total	$701,892	$37,673	$78,407	$699,215	$50,100

(1) Includes $405,992 TCI
(2) Includes $51,900 TCI
(3) All TCI
(4) All TCI
(5) Includes $402,492 TCI
(6) Includes $55,775 TCI
(7) Includes $8,000 TCI

All services rendered by the principal auditors are permissible under applicable laws and regulations and were pre-approved by either the Board of Directors or the Audit Committee, as required by law. The fees paid the principal auditors for services as described in the above table fall under the categories listed below:

Audit Fees. These are fees for professional services performed by the principal auditor for the audit of the Company's annual financial statements and review of financial statements included in the Company's 10-Q filings and services that are normally provided in connection with statutory and regulatory filing or engagements.

Audit-Related Fees. These are fees for assurance and related services performed by the principal auditor that are reasonably related to the performance of the audit or review of the Company's financial statements. These services include attestations by the principal auditor that are not required by statute or regulation and consulting on financial accounting/reporting standards.

Tax Fees. These are fees for professional services performed by the principal auditor with respect to tax compliance, tax planning, tax consultation, returns preparation, and review of returns. The review of tax returns includes the Company and its consolidated subsidiaries.

All Other Fees. These are fees for other permissible work performed by the principal auditor that do not meet the above category descriptions.

These services are actively monitored (as to both spending level and work content) by the Audit Committee to maintain the appropriate objectivity and independence in the principal auditor's core work, which is the audit of the Company's consolidated financial statements.

Under the Sarbanes-Oxley Act of 2002 (the "SOX Act") and the rules of the Securities and Exchange Commission (the "SEC"), the Audit Committee of the Board of Directors is responsible for the appointment, compensation, and oversight of the work of the independent auditor. The purpose of the provisions of the SOX Act and the SEC rules for the Audit Committee role in retaining the independent auditor is two-fold. First, the authority and responsibility for the appointment, compensation, and oversight of the auditors should be with directors who are independent of management. Second, any non-audit work performed by the auditors should be reviewed and approved by these same independent directors to ensure that any non-audit services performed by the auditor do not impair the independence of the independent auditor. To implement the provisions of the SOX Act, the SEC issued rules specifying the types of services that an independent may not provide to its audit client, and governing the Audit Committee's administration of the engagement of the independent auditor. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent auditor in order to assure that they do not impair the auditor's independence. Accordingly, the Audit Committee has adopted a pre-approval policy of audit and non-audit services (the "Policy"), which sets forth the procedures and conditions pursuant to which services to be performed by the independent auditor are to be pre-approved. Consistent with the SEC rules establishing two different approaches to pre-approving non-prohibited services, the Policy of the Audit Committee covers pre-approval of audit services, audit-related services, international administration tax services, non-U.S. income tax compliance services, pension and benefit plan consulting and compliance services, and U.S. tax compliance and planning. At the beginning of each fiscal year, the Audit Committee will evaluate other known potential engagements of the independent auditor, including the scope of work proposed to be performed and the proposed fees, and approve or reject each service, taking into account whether services are permissible under applicable law and the possible impact of each non-audit service on the independent auditor's independence from management. Typically, in addition to the generally pre-approved services, other services would include due diligence for an acquisition that may or may not have been known at the beginning of the year. The Audit Committee has also delegated to any member of the Audit Committee designated by the Board or the financial expert member of the Audit Committee responsibilities to pre-approve services to be performed by the independent auditor not exceeding $25,000 in value or cost per engagement of audit and non-audit services, and such authority may only be exercised when the Audit Committee is not in session.

All the fees for 2008 and 2009 were pre-approved by the Audit Committee or were within the pre-approved guidelines for permitted non-audit services and fees established by the Audit Committee, and there were no instances of waiver of approved requirements or guidelines during the same periods.

PART IV

ITEM 15. ***EXHIBITS, FINANCIAL STATEMENT SCHEDULES***

(a) The following documents are filed as part of this Report:

1. Consolidated Financial Statements

Report of Independent Certified Public Accountants

Consolidated Balance Sheets—December 31, 2009 and 2008

Consolidated Statements of Operations—Years Ended December 31, 2009, 2008 and 2007

Consolidated Statements of Shareholders' Equity—Years Ended December 31, 2009, 2008 and 2007

Consolidated Statements of Cash Flows—Years Ended December 31, 2009, 2008 and 2007

Notes to Consolidated Financial Statements

2. Financial Statement Schedules

Schedule III—Real Estate and Accumulated Depreciation

Schedule IV—Mortgage Loan Receivables on Real Estate

All other schedules are omitted because they are not applicable or because the required information is shown in the financial statements or the notes thereto.

3. Incorporated Financial Statements

Consolidated Financial Statements of Income Opportunity Realty Investors, Inc. (Incorporated by reference to Item 8. of Income Opportunity Realty Investors, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2009).

(b) Exhibits.

The following documents are filed as Exhibits to this Report:

Exhibit Number	Description
3.1	Certificate of Restatement of Articles of Incorporation of American Realty Investors, Inc., dated August 3, 2000 (incorporated by reference to Exhibit 3.0 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
3.2	Certificate of Correction of Restated Articles of Incorporation of American Realty Investors, Inc., dated August 29, 2000 (incorporate by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
3.3	Articles of Amendment to the Restated Articles of Incorporation of American Realty Investors, Inc. decreasing the number of authorized shares of and eliminating Series B Cumulative Convertible Preferred Stock dated August 26, 2003 (incorporated by reference to Exhibit 3.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).
3.4	Articles of Amendment to the Restated Articles of Incorporation of American Realty Investors, Inc. decreasing the number of authorized shares of and eliminating Series I Cumulative Preferred Stock dated October 1, 2003 (incorporated by reference to Exhibit 3.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).
3.5	By-laws of American Realty Investors, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-4, filed on December 30, 1999).
4.1	Certificate of Designations, Preferences and Relative Participating or Optional or Other Special Rights, and Qualifications, Limitations or Restrictions Thereof of Series F Redeemable Preferred Stock of American Realty Investors, Inc., dated June 11, 2001 (incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001).
4.2	Certificate of Withdrawal of Preferred Stock, Decreasing the Number of Authorized Shares of and Eliminating Series F Redeemable Preferred Stock, dated June 18, 2002 (incorporated by reference to Exhibit 3.0 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).
4.3	Certificate of Designation, Preferences and Rights of the Series I Cumulative Preferred Stock of American Realty Investors, Inc., dated February 3, 2003 (incorporated by reference to Exhibit 4.3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002).
4.4	Certificate of Designation for Nevada Profit Corporations designating the Series J 8% Cumulative Convertible Preferred Stock as filed with the Secretary of State of Nevada on March 16, 2006 (incorporated by reference to Registrant current report on Form 8-K for event of March 16, 2006).
10.1	Advisory Agreement between American Realty Investors, Inc. and Prime Income Asset Management, LLC, dated October 1, 2003 (incorporated by reference to Exhibit 10.0 to the Registrant's Current Report on Form 8-K, dated October 1, 2003).
10.2	Second Amendment to Modification of Stipulation of Settlement dated October 17, 2001 (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-4, dated February 24, 2002).
14.0	Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14.0 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004).
21.1*	Subsidiaries of the Registrant.
31.1*	Rule 13a-14(a) Certification by Principal Executive Officer.
31.2*	Rule 13a-14(a) Certification by Principal Financial Officer.
32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 31, 2010

AMERICAN REALTY INVESTORS, INC.

By: /s/ GENE S. BERTCHER

Executive Vice President and
Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ HENRY A. BUTLER **Henry A. Butler**	Chairman of the Board and Director	March 31, 2010
/s/ SHARON HUNT **Sharon Hunt**	Director	March 31, 2010
/s/ ROBERT A. JAKUSZEWSKI **Robert A. Jakuszewski**	Director	March 31, 2010
/s/ TED R. MUNSELLE **Ted R. Munselle**	Director	March 31, 2010
/s/ DANIEL J. MOOS **Daniel J. Moos**	President and Chief Executive Officer (Principal Executive Officer)	March 31, 2010
/s/ GENE S. BERTCHER **Gene S. Bertcher**	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 31, 2010

ANNUAL REPORT ON FORM 10-K

EXHIBIT INDEX

For the Year Ended December 31, 2009

3.1 Certificate of Restatement of Articles of Incorporation of American Realty Investors, Inc., dated August 3, 2000 (incorporated by reference to Exhibit 3.0 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).

3.2 Certificate of Correction of Restated Articles of Incorporation of American Realty Investors, Inc., dated August 29, 2000 (incorporate by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).

3.3 Articles of Amendment to the Restated Articles of Incorporation of American Realty Investors, Inc. decreasing the number of authorized shares of and eliminating Series B Cumulative Convertible Preferred Stock dated August 26, 2003 (incorporated by reference to Exhibit 3.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).

3.4 Articles of Amendment to the Restated Articles of Incorporation of American Realty Investors, Inc. decreasing the number of authorized shares of and eliminating Series I Cumulative Preferred Stock dated October 1, 2003 (incorporated by reference to Exhibit 3.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).

3.5 By-laws of American Realty Investors, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-4, filed on December 30, 1999).

4.1 Certificate of Designations, Preferences and Relative Participating or Optional or Other Special Rights, and Qualifications, Limitations or Restrictions Thereof of Series F Redeemable Preferred Stock of American Realty Investors, Inc., dated June 11, 2001 (incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001).

4.2 Certificate of Withdrawal of Preferred Stock, Decreasing the Number of Authorized Shares of and Eliminating Series F Redeemable Preferred Stock, dated June 18, 2002 (incorporated by reference to Exhibit 3.0 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

4.3 Certificate of Designation, Preferences and Rights of the Series I Cumulative Preferred Stock of American Realty Investors, Inc., dated February 3, 2003 (incorporated by reference to Exhibit 4.3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002).

4.4 Certificate of Designation for Nevada Profit Corporations designating the Series J 8% Cumulative Convertible Preferred Stock as filed with the Secretary of State of Nevada on March 16, 2006 (incorporated by reference to Registrant current report on Form 8-K for event of March 16, 2006).

10.1 Advisory Agreement between American Realty Investors, Inc. and Prime Income Asset Management, LLC, dated October 1, 2003 (incorporated by reference to Exhibit 10.0 to the Registrant's Current Report on Form 8-K, dated October 1, 2003).

10.2 Second Amendment to Modification of Stipulation of Settlement dated October 17, 2001 (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-4, dated February 24, 2002).

14.0 Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14.0 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004).

21.1* Subsidiaries of the Registrant.

31.1* Rule 13a-14(a) Certification by Principal Executive Officer.

31.2* Rule 13a-14(a) Certification by Principal Financial Officer.

32.1* Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Filed herewith.

EXHIBIT 21.1

AMERICAN REALTY INVESTORS, INC.
SUBSIDIARIES OF THE REGISTRANT

The following is a list of all subsidiaries of and partnership interests of American Realty Investors, Inc. , the percentage of ownership and the state or other jurisdiction of organization or incorporation as of December 31, 2009. Partnership and limited liability company ownership includes ownership held through one or more subsidiaries.

Corporations

Name of Entity	Ownership	Jurisdiction
American Realty Trust, Inc.	100.0%	Georgia
A Williamsburg, Inc.	100.0%	Nevada
American Mart Hotel Corporation	100.0%	Nevada
ART Chateau Corporation	100.0%	Nevada
ART Collection, Inc.	100.0%	Nevada
ART Edina, Inc.	100.0%	Nevada
ART Elm Fork Ranch, Inc.	100.0%	Nevada
ART Florentina, Inc.	100.0%	Nevada
ART Florida Partners I, Inc.	100.0%	Nevada
ART GNB, Inc.	100.0%	Nevada
ART Grapevine, Inc.	100.0%	Nevada
ART Hawthorne, Inc.	100.0%	Nevada
ART Holdings, Inc.	100.0%	Nevada
ART Hotel Equities, Inc.	100.0%	Nevada
ART Lake Chateau, Inc.	100.0%	Nevada
ART Oceanview Corporation	100.0%	Nevada
ART Palm, Inc.	100.0%	Nevada
ART Piccadilly Airport Beverage, Inc	100.0%	Nevada
ART Piccadilly Shaw Beverage, Inc.	100.0%	Nevada
ART Piccadilly University Beverage, Inc.	100.0%	Nevada
ART Sunset Corporation	100.0%	Nevada
ART Walker Cummings, Inc.	100.0%	Delaware
ART Westwood FL, Inc.	100.0%	Nevada
Denver Merchandise Mart, Inc.	100.0%	Colorado
Denver Merchandise Mart Employers, Inc.	51.0%	Colorado
Valley Corporation	100.0%	Colorado
Downtown Development, Inc.	100.0%	Nevada
EQK Holdings, Inc.	100.0%	Nevada
Basic Capital Management, Inc.	100.0%	Nevada
EQK Port Olpenitz, Inc.	100.0%	Nevada
Port Olpenitz GMBH	90.0%	Germany
EQK Portage, Inc.	100.0%	Nevada
SH Chemical US, Inc.	100.0%	Nevada
Garden Capital Merchandise Mart, Inc.	100.0%	Nevada
Palmer Lane Golf, Inc.	100.0%	Texas
ARI Enterprise, Inc.	100.0%	Nevada
Income Opportunity Acquisition Corporation (note 1)	100.0%	Nevada
Midland Odessa Properties, Inc. (note 2)	31.3%	California
Transcontinental Realty Acquisition Corporation (note 3)	100.0%	Nevada

LLC interests (including direct and indirect ownership through subsidiaries)

Name of Entity	Ownership	Jurisdiction
ART Palm, LLC	100.0%	Delaware
ART Piccadilly Airport, LLC	100.0%	California
ART Piccadilly Chateau, LLC	100.0%	California
ART Piccadilly Shaw, LLC	100.0%	California
ART Piccadilly University, LLC	100.0%	California

LLC interests (including direct and indirect ownership through subsidiaries) (Continued)

Name of Entity	Ownership	Jurisdiction
ART Pioneer Crossing, LLC	100.0%	Nevada
EQK Holdings, LLC	100.0%	Nevada
EQK Governors Square, LLC	100.0%	Nevada
EQK Sesame Square, LLC	100.0%	Nevada
EQK Texas Plaza Land, LLC	100.0%	Nevada
EQK Texas Properties, LLC	100.0%	Nevada
EQK Windmill Farms, LLC	100.0%	Nevada
Four Hickory Center, LLC	100.0%	Nevada
LK-Four Hickory, LLC	28.6%	Nevada
GC Merchandise Mart, LLC	100.0%	Delaware
Pacific Center, LLC	100.0%	Nevada
PID Development, LLC	100.0%	Nevada

Partnerships (including direct and indirect ownership through subsidiaries)

Name of Entity	Ownership	Jurisdiction
ART Palm, LP	100.00%	Texas
Cross County National Associates, LP	100.00%	Illinois
Edina Park Plaza Associates Limited Partnership	100.00%	Texas
Elm Fork Ranch Partners, LTD	100.00%	Texas
Garden Arlington Place, LP	100.00%	Delaware
Garden Capital, LP	100.00%	Delaware
Garden Chateau, LP	100.00%	Delaware
Garden Regency Falls, LP	100.00%	Delaware
Garden Villa Del Mar, LP	100.00%	Delaware
Garden Whispering Pines, LP	100.00%	Delaware
Garden Woodlake, LP	100.00%	Delaware
Grapevine American, LTD	100.00%	Texas
Hawthorn Lakes Associates, LTD	100.00%	Texas
IGCH Villager Associates, LTD	100.00%	Florida
Metra Brighton Court, LP	9.39%	Delaware
Metra Cross Pool 1, LP	9.39%	Delaware
Metra Cross Pool 2, LP	9.39%	Delaware
Metra Delmar Valley, LP	9.39%	Delaware
Metra Enclave, LP	9.39%	Delaware
Metra Fairway View, LP	9.39%	Delaware
Metra Fountain Lake, LP	9.39%	Delaware
Metra Harper's Ferry, LP	9.39%	Delaware
Metra Quail Oaks, LP	9.39%	Delaware
Metra Westwood, LP	9.39%	Delaware
Metra Willow Creek, LP	9.39%	Delaware
NLP Cooley Associates, LP	100.00%	Texas
Ocean Beach Partners, LP	100.00%	Delaware

Note 1: Income Opportunity Realty Investors, Inc., a Nevada corporation ("IOT"), is also an indirect subsidiary of the Registrant through the ownership of approximately 85.32% of the outstanding common stock of IOT by Transcontinental Realty Investors, Inc. (see note 3). A list of all subsidiaries and partnership interests of IOT is filed an exhibit to IOT's annual Report on Form 10-K for the fiscal year ended December 31, 2009 which was filed with the Commission on March 31, 2010, which exhibit is incorporated by reference herein.

Note 2: ARI owns 31.3%, TCI owns 48.8%, and IOT owns 19.9%

Note 3: Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI"), is also an indirect subsidiary of the Registrant through the ownership of approximately 82.8% of the outstanding common stock of TCI by American Realty Trust, Inc. (11.37%), Basic Capital Management (11.35%), EQK Holdings, Inc. (45.16%) and Transcontinental Realty Acquisition Corporation (14.95%). A list of all subsidiaries and partnership interests of TCI is filed as an exhibit to TCI's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the "TCI Form 10-K") which was filed with the Commission on March 31, 2009, which exhibit is incorporated by reference herein.

EXHIBIT 31.1

CERTIFICATION

I, Daniel J. Moos, certify that:

1. I have reviewed this annual report of American Realty Investors, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   (a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and

   (d) Disclosed in the report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on the most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 31, 2010

/s/ DANIEL J. MOOS

Daniel J. Moos
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, Gene S. Bertcher, certify that:

1. I have reviewed this Form 10-K of American Realty Investors, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   (a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and

   (d) Disclosed in the report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on the most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 31, 2010

/s/ GENE S. BERTCHER

Gene S. Bertcher
Executive Vice President and Chief Financial Officer,
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

Certification Pursuant to 18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of American Realty Investors, Inc. (the "Company"), on Form 10-K for the year ended December 31, 2009 as filed with the Securities Exchange Commission on the date hereof (the "Report"), the undersigned Daniel J. Moos, President and Chief Executive Officer of the Company (Principal Executive Officer) and Gene S. Bertcher, Executive Vice President and Chief Financial Officer of the Company (Principal Financial and Accounting Officer), do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: March 31, 2010

/s/ DANIEL J. MOOS

Daniel J. Moos
President and Chief Executive Officer
(Principal Executive Officer)

Dated: March 31, 2010

/s/ GENE S. BERTCHER

Gene S. Bertcher
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Shareholder Information ARL

Headquarters

American Realty Investors, Inc.
1800 Valley View Lane
Suite 300
Dallas, Texas 75234

Shareholder Account Maintenance

Registered shareholder accounts, dividend payment and reinvestment and issuance of stock certificates are administered by the transfer agent and registrar, American Stock Transfer & Trust Company. Forms for most transactions and for address changes are available online at www.amstock.com under the Shareholder Services section.

American Stock Transfer & Trust Co.
6201 15th Ave.
Brooklyn, NY 11219
(800) 937-5449, (718) 921-8200
E-mail: info@amstock.com
Web site: www.amstock.com

Advisor and Affiliates

American Realty Investors, Inc. ("ARL") is advised by Prime Income Asset Management, LLC ("Prime"). Prime provides executive and administrative services to the company, as well as property management and financial services. At December 31, 2009, affiliates of ARL held approximately 87% of ARL's outstanding shares.

Investor Relations

(800) 400-6407
investor.relations@primeasset.com

Independent Registered Public Accountants

Farmer, Fuqua & Huff, P.C.
555 Republic Drive, Suite 490
Plano, TX 75074

Executive Certifications

The Company has included, as Exhibit 31 to its Annual Report on Form 10-K filed with the Securities Exchange Commission, certificates of the principal executive officer, principal financial officer and principal accounting officer of the Corporation regarding the quality of the Corporation's public disclosure. The Company has also submitted to the New York Stock Exchange, Inc. ("NYSE") a certificate of principal executive officer certifying that he is not aware of any violation by the Corporation of the NYSE Corporate Governance Listing Standards.

Stock Exchange

New York Stock Exchange
Ticker Symbol: ARL (NYSE:ARL)

Corporate Governance

The Charters of our Audit Committee, Compensation Committee and Governance and Nominating Committee and the Code of Business Conduct and Ethics, Code of Ethics for Senior Financial Officers, Corporate Governance Guidelines and Director Independence Standards are all available on our website under separate headings. The internet website address is www.amrealtytrust.com. Also available free of charge to our website are our Annual Reports of Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the Securities and Exchange Commission.

